As filed with the Securities and Exchange Commission on November 7, 2005

Registration No. 333-127525

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

UNION DRILLING, INC.
(Exact name of Registrant as specified in its charter)

Delaware	1381	16-1537048
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

South Pittsburgh Technology Park
3117 Washington Pike
Bridgeville, Pennsylvania 15017
(412) 257-9390
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Christopher D. Strong
President and Chief Executive Officer
Union Drilling, Inc.
South Pittsburgh Technology Park
3117 Washington Pike
Bridgeville, Pennsylvania 15017
(412) 257-9390
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edwin T. Markham Satterlee Stephens Burke & Burke LLP 230 Park Avenue New York, New York 10169 Telephone: (212) 818-9200 Fax: (212) 818-9606	Gerald S. Tanenbaum Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 Telephone: (212) 701-3000 Fax: (212) 269-5420

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, par value $0.01 per share	$150,000,000	$17,655

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

(2)	The registrant paid a registration fee of $14,375 in connection with the filing of a registration statement on Form S-1 on August 2, 2001 (registration no. 333-66546), which was withdrawn prior to effectiveness, and intends to offset that amount against this registration fee pursuant to Rule 457(p).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated November 7, 2005

Prospectus

8,823,530 shares

Common stock

Union Drilling, Inc. is selling 4,411,765 shares of common stock, and the selling stockholders identified in this prospectus are selling an additional 4,411,765 shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholders. This is the initial public offering of our common stock. The estimated initial public offering price is between $16.00 and $18.00 per share.

Prior to this offering, there has been no public market for our common stock. We have applied to have our common stock listed on The Nasdaq National Market under the symbol UDRL.

	Per share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds to Union Drilling, Inc., before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 1,323,530 additional shares of our common stock on the same terms and conditions set forth above to cover over-allotments, if any. We will not receive any of the proceeds from the sale of such shares.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on         , 2005.

JPMorgan	Jefferies

Sole book-running lead manager  Joint-lead manager

Bear, Stearns & Co. Inc.  RBC Capital Markets

        , 2005

Rig 7 drilling in the Moab, Utah area

Union Drilling - Areas of Operation

Rockies
Appalachian Basin
Arkoma Basin
North Texas

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

"Union Drilling" and "UDI" are trademarks of ours. Other products, services and company names mentioned in this prospectus are the service marks/trademarks of their respective owners.

i

Glossary of terms

Contract drilling terms

Dayrate	The daily cost to the operator of renting the drilling rig.

Revenue days	Days when a rig is earning revenues under a contract. Revenue days are calculated from the date the rig begins moving to the drilling location until the rig is released from the contract. On daywork contracts, during the mobilization period, a fixed amount of revenue is earned based on a pre-determined mobilization rate.

Daywork contract	Drilling contract in which payment is based on an agreed fixed rate per day. Under such an arrangement, a drilling rig with required personnel is provided to the operator, who supervises the drilling of the well.

Footage contract	Drilling contract in which payment is based on an agreed rate for each foot drilled, regardless of the time required or the problems encountered in drilling the well. The drilling contractor provides technical expertise and engineering services and, at its expense, most of the equipment and supplies required to drill the well.

Marketed rigs	All rigs owned that are currently operating or are capable of operating with little or no additional capital investment.

Stacked rigs	Rigs that are owned but not operating and cannot be deployed without significant additional capital investment.

Total fleet utilization	Calculated on a weighted average basis assuming 365/6 days availability for all rigs, both marketed and stacked. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized.

Marketed fleet utilization	Calculated on a weighted average basis assuming 365/6 days availability for all marketed rigs. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized. Rigs that are stacked are not considered in calculating the utilization rate.

Underbalanced drilling	A drilling technique that involves maintaining the pressure in a well at less than that of the surrounding formation using air, nitrogen, mist, foam or lightweight drilling fluids instead of conventional drilling fluid. Underbalanced drilling can lead to substantial increases in rates of penetration, resulting in significantly less time and cost for a drilling program.

ii

Air drilling	A form of underbalanced drilling in which compressed air, instead of conventional drilling fluid, is used as the circulation medium to remove drill cuttings from the wellbore; air drilling increases penetration rates in hard rock formations.

Horizontal drilling	Drilling a well which deviates from the vertical wellbore and travels horizontally through one or more producing zones. This method is intended to maximize the contact the wellbore has with the producing formation.

Oil and natural gas industry terms

Bbl	One barrel of oil, condensate or natural gas liquids; one barrel of oil is the energy equivalent of approximately 6,000 cubic feet of natural gas.

Coalbed Methane or CBM	Natural gas found in shallow coal seams.

Mcf/MMcf/Bcf/Tcf	Thousand/Million/Billion/Trillion cubic feet of natural gas; approximately 6,000 cubic feet of natural gas is the energy equivalent of one barrel of oil.

MMbtu	Million British thermal units. One Btu is the amount of heat required to raise the temperature of one pound of water one degree Fahrenheit. The average energy content of one cubic foot of natural gas consumed in the U.S. is 1,031 Btu.

Permeability	The capacity of a reservoir rock to transmit fluids, particularly oil and natural gas; how easily fluids can pass through rock.

Porosity	The volume of spaces within rock that might contain oil and natural gas.

iii

Summary

This summary highlights information contained elsewhere in this prospectus. Because this section is only a summary, it does not contain all of the information that may be important to you or that you should consider before making an investment decision. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including the information contained under the heading "Risk factors." You should read the following summary together with the more detailed information, pro forma financial information and consolidated financial information and the notes thereto included elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, the terms "Union," the "Company," "we," "us" and "our" refer to Union Drilling, Inc. and its subsidiaries.

Our company

General

We provide contract land drilling services and equipment, primarily to natural gas producers in the U.S. Since commencing operations in 1997, we have increased the size of our fleet to 69 land drilling rigs, through a combination of acquisitions and new rig construction. Of these 69 rigs, 59 are marketed and ten are stacked. In the fourth quarter of 2005, we expect to take delivery of two newly constructed rigs, increasing the size of our fleet to 71 rigs.

Our operations are focused in the Appalachian Basin, extending from New York to Tennessee, the Arkoma Basin in Oklahoma and Arkansas, the Fort Worth Basin in Texas, the Piceance Basin in Colorado, and the Uinta Basin in Utah. These basins are generally characterized by unconventional natural gas formations with very low permeability rock, such as tight sands and shales, and coal seams with coalbed methane (CBM) deposits. According to the Energy Information Administration (EIA), unconventional natural gas production has recently become the largest source of onshore U.S. natural gas supply. The EIA projects that unconventional production will continue to increase through 2025, while conventional production will decrease over the same period. If this projection proves to be accurate, the demand for drilling rigs capable of performing drilling services required to develop unconventional natural gas reserves could increase significantly.

Substantially all of our rigs operate in unconventional natural gas producing areas, where specialized drilling techniques, such as horizontal drilling and underbalanced drilling, are required to develop unconventional natural gas resources efficiently. Horizontal drilling is a specialized drilling technique intended to increase the exposure of the wellbore to the natural gas producing formation and increase drainage rates and production volumes. We have equipped 32 of our 69 rigs for drilling horizontal wells. As many of these areas are also characterized by hard rock formations entailing more difficult drilling penetration conditions, we have equipped 40 of our 69 rigs with air compression systems to provide underbalanced drilling, which results in higher penetration rates through hard rock when compared to traditional fluid-based circulation systems. To address rising demand from our customers for rigs that are capable of providing horizontal and underbalanced drilling services, we have increased our fleet of rigs capable of serving these markets through acquisitions and new rig construction.

Key industry trends

Our business depends primarily on the level of drilling activity by natural gas producers, whose drilling activity is determined largely by current and projected prices for oil and natural gas.

We believe that the following trends in our industry should benefit our operations:

•	Depletion of U.S. natural gas basins. As illustrated by the EIA data depicted in the following chart, between 1980 and 2003, the number of producing natural gas wells in the U.S. more than doubled, while natural gas production was essentially flat. This resulted in a corresponding decrease of over 50% in the annual natural gas production per well over the period from 1980 to 2003. More recently, in the period from 1999 to 2003, the number of producing natural gas wells in the U.S. grew by 30%, while natural gas production remained relatively flat. Furthermore, in 2003, over 50% of natural gas produced in the U.S. was from wells less than three years old, which is a figure that has been steadily increasing in recent years. If these trends continue, progressively more wells must be drilled to maintain current U.S. natural gas production.

U.S. natural gas wells and production

•	Inability to expand natural gas imports rapidly. According to the EIA, in 2003, 15% of U.S. natural gas demand was satisfied by net imports. Of these net imports, 86% were via pipeline, primarily from Canada. The balance was imported liquefied natural gas (LNG). The EIA projects that Canadian imports of natural gas will decrease and LNG imports will continue to increase to meet growing natural gas demand in the U.S. While major investments are being made to increase LNG import capacity, the EIA estimates that LNG imports will still satisfy less than 10% of total U.S. natural gas demand by 2010.

•	Trend towards drilling and developing unconventional natural gas resources. Due to declining conventional natural gas production in the U.S., improvements in extraction technologies and higher natural gas prices, we have observed an escalation in exploration and development activity targeting unconventional natural gas resources. Unconventional resource formations are often characterized by continuous sands yielding significant low-risk drilling inventories and longer-lived production. The EIA projects that onshore unconventional natural gas production will continue to increase, growing from 6.6 Tcf in 2003 to 8.6 Tcf in 2025 and from 53% of total onshore production in the lower 48 States in 2003 to 63% in 2025.

•	High natural gas prices. While U.S. natural gas prices have historically been volatile, average prices have increased for three consecutive years through the first half of 2005, as indicated by the average annual NYMEX near month natural gas contract price. We believe that if high natural gas prices in the U.S. are sustained, there will be increased exploration and development drilling activity.

NYMEX near month natural gas contract prices & yearly averages

•	Increases in dayrates and operating margins for land drilling. Higher oil and natural gas prices, coupled with accelerating decline rates of U.S. natural gas production, have prompted an increase in drilling activity, resulting in increased rig utilization and improvements in dayrates, other contract terms and cash margins.

Competitive strengths

Our competitive strengths include:

•	Expertise in the exploitation and development of unconventional resource formations. Many of our rigs are equipped to provide horizontal and underbalanced drilling services, which are techniques commonly used to develop unconventional resource formations. We have significant market positions in basins known to contain extensive unconventional natural gas reserves, including the Fort Worth Basin in northern Texas, targeting primarily the Barnett Shale, the Arkoma Basin in the Mid-Continent region and the Piceance and Uinta Basins in the Rocky Mountain region. Our recent acquisitions have been focused on expanding our operations in the Fort Worth and Arkoma Basins.

•	Specialized rig fleet that can be mobilized to capitalize on pricing differentials in our core drilling markets. We have assembled our rig fleet with an emphasis on maintaining relatively consistent technical specifications across our asset base, affording us the flexibility to transfer assets to more attractive drilling markets in which we have a base of operations. We maintain a market presence in some of the fastest growing oil and natural gas producing regions in the U.S., allowing us to respond quickly to changes in market conditions by reallocating underutilized assets to satisfy growing demand in particular regions. We currently have an inventory of underutilized assets in the Appalachian Basin capable of providing underbalanced and horizontal drilling services. We believe that these assets can be transferred into more attractive, less seasonal drilling markets, like the Fort Worth Basin, increasing overall fleet utilization and dayrates at minimal incremental costs.

•	Disciplined, opportunistic acquirer of drilling equipment. Since our inception, we have purchased a total of 75 previously owned drilling rigs, including rigs that we have subsequently sold or decommissioned, and four newly built rigs. Those previously owned drilling rigs were purchased for an aggregate price approximately equal to the appraised value of such rigs, as determined by specialized independent appraisal firms.

•	Leading market share position in the Appalachian Basin, with a fleet capable of servicing the rapid growth in unconventional natural gas development activity. We have the largest rig fleet capable of providing horizontal and underbalanced drilling services in the Appalachian Basin. Our leading presence in the Appalachian Basin permits us to dedicate greater resources than our regional competitors to the pursuit of new business opportunities and creates natural barriers to entry for competitors not currently active in the region.

•	Experienced and capable management team. Our management team has extensive experience across multiple lines of business in the oilfield services and exploration and production sectors and extensive experience in our core regions of operation, which provides us with knowledge of and insights into the activities and preferences of our key customers.

Our strategy

Our strategy is to:

•	Increase the number of rigs in our fleet capable of horizontal and underbalanced drilling. We believe that we can expand our horizontal and underbalanced drilling capabilities by reconfiguring rigs within our existing fleet, by constructing new rigs and by selectively making acquisitions. We believe that increasing the number of premium capability assets in our fleet provides us protection against seasonality and industry downturns.

•	Redeploy underutilized rigs to more attractive markets. We seek to redeploy assets from our inventory of underutilized rigs to more active, supply constrained drilling markets, specifically in search of opportunities in markets in which the technical specifications of our assets are well suited to the types of drilling activity commonly conducted.

•	Identify and execute acquisitions of rigs at attractive valuations. We continue to evaluate acquisition opportunities in markets in which we observe increasing exploration and production capital spending, such as the Fort Worth Basin in Texas, parts of the Arkoma Basin and the Rocky Mountain region. We typically pursue acquisitions of assets that complement the technical specifications of our existing rig fleet and leverage our core competencies as a drilling contractor.

•	Selectively pursue longer term contract work at attractive dayrates. Drilling activity in the U.S. onshore market is at a level that is high by historical standards. While demand from oil and natural gas producers for drilling rigs has increased, the supply of available rigs has become increasingly scarce. In response to tightening market conditions, oil and natural gas producers have been more receptive to committing to longer term contracts at attractive dayrates. We are seeking attractively priced longer term contracts in an effort to reduce dayrate volatility, increase utilization, and improve the overall risk profile of our business, particularly in situations where we are building new rigs or incurring significant capital expenditures to upgrade rigs for specific customer requirements.

Risks related to our business

Our business is subject to many risks and uncertainties, including the following.

•	Increases in rig supply. As oil and natural gas producers direct increasing amounts of capital to horizontal and underbalanced drilling operations, additional rigs with these capabilities could enter our markets, as a result of both mobilizations and new construction. Further increases in the supply of rigs with these capabilities in our core markets could adversely affect our financial results.

•	Capital expenditures and delays associated with upgrades. Prior to mobilizing rigs to other markets, we are often required to upgrade or reconfigure rigs to satisfy drilling requirements in destination markets, often entailing significant capital expenditures and long lead times for critical rig components, which could result in potential delays in our response time to customer inquiries.

•	Acquisition valuations. We have recently seen our competitors more aggressively pursuing rig acquisitions in unconventional resource-focused markets, which has driven acquisition valuations higher. If acquisition valuations remain at historically high levels, our ability to consummate acquisitions at compelling valuations could be compromised.

See "Risk factors" for a discussion of additional risks.

Recent developments

Recent acquisitions

In response to rising demand from our customers for equipment that is capable of drilling wells efficiently in unconventional natural gas formations, we have completed several transactions in 2005 aimed at enhancing our ability to serve these markets, all of which were financed by the revolving credit facility and the sale of common stock described below.

•	Thornton acquisition. In April 2005, we acquired Thornton Drilling Company, which owned a fleet of 12 rigs and leased a thirteenth rig operating in the Arkoma Basin.

•	SPA acquisition. In April 2005, we acquired the drilling business of SPA Drilling, L.P., consisting of eight rigs, five of which are targeting the Barnett Shale formation in the Fort Worth Basin.

•	Additional rig acquisitions. In June 2005 and August 2005, we purchased six more rigs targeting the Barnett Shale formation in the Fort Worth Basin.

These transactions substantially expanded our unconventional natural gas contract drilling operations beyond our traditional markets in the Appalachian Basin and the Rocky Mountains. In addition to these acquisitions, over the past three years we have purchased five newly constructed rigs and have devoted significant capital expenditures to upgrade other rigs in our fleet for underbalanced and horizontal drilling. These investments have positioned our fleet to capitalize on our customers' rapidly growing unconventional resource exploration and development activity.

Option to acquire rigs

On November 7, 2005, we paid $250,000 to National Oilwell Varco for (i) an option to acquire three rigs and related equipment for an aggregate purchase price of $24 million and (ii) an option to acquire an option to acquire an additional three rigs and related equipment for an aggregate purchase price of $25.2 million. The first option must be exercised by December 15, 2005, and, if exercised, the $250,000 will be applied towards the purchase price for the first three rigs. The second option (to acquire the option) must be exercised by tendering an option payment of $1 million by December 15, 2005. If that option is acquired, it must be exercised by April 30, 2006, and if exercised, the $1 million will be applied to the purchase price for those additional three rigs. All six rigs, which are capable of horizontal and underbalanced drilling, would be scheduled for delivery during 2006.

New credit facility

We entered into a Revolving Credit and Security Agreement with PNC Bank, as agent for a group of lenders, dated March 31, 2005, and subsequently amended on April 19, August 15, and October 5, 2005, which provides for a borrowing base equal to the lesser of $60 million and the sum of 85% of eligible receivables and 75% of the liquidation value of eligible rig fleet equipment.

Sale of common stock

On April 1, 2005, Union sold shares of its common stock to Steven A. Webster, Wolf Marine S.A. and William R. Ziegler, each of whom was already an indirect investor in Union, for an aggregate purchase price of $20 million. Also on April 1, 2005, Union sold shares of its common stock to Richard Thornton, the sole shareholder of Thornton Drilling Company, for a purchase price of $2 million. Mr. Thornton used a portion of the cash proceeds from the sale of Thornton Drilling Company to Union, which transaction also closed on April 1, 2005, to fund his purchase of Union common stock.

Our equity sponsors

We were formed in December 1997 by Morgan Stanley Capital Partners (MSCP) and Somerset Capital Partners. At the time, MSCP was the private equity investment business of Morgan Stanley, one of the world's largest diversified financial services companies. In July 2004, Morgan Stanley Investment Management entered into definitive agreements under which an affiliate of Metalmark Capital LLC (Metalmark), an independent private equity firm established by former principals of MSCP, manages the existing MSCP funds (comprising more than $3.0 billion of private equity capital) on a subadvisory basis. Prior to this offering, MSCP controlled 81% of our outstanding common stock, including shares indirectly owned by Somerset Capital Partners and entities controlled by it. Upon completion of the offering, MSCP will continue to control 44% of our common stock (38% if the over-allotment option is exercised in full).

Metalmark, which is led by the former executives of MSCP, is an experienced investor in the energy industry. In recent years, the professionals that comprise Metalmark have made ten separate investments totaling over $1 billion in the energy industry, including the exploration and production, gathering and processing, and oilfield services sectors. The partners of Somerset Capital Partners, Thomas H. O'Neill, Jr., Steven A. Webster and William R. Ziegler, are experienced investors, particularly in the energy sector.

Our executive offices

Our principal executive offices are located at 3117 Washington Pike, Bridgeville, Pennsylvania 15017, and our phone number is (412) 257-9390. Our website address is www.uniondrilling.com. Information contained on our website does not constitute part of this prospectus.

The offering

Common stock offered:
By us	4,411,765 shares
By the selling stockholders	4,411,765 shares
Total offered hereby	8,823,530 shares
Common stock to be outstanding immediately following the offering	21,166,109 shares

Use of proceeds:

We intend to use the net proceeds received by us in connection with this offering to repay indebtedness (incurred primarily to acquire drilling rigs and related equipment), to acquire and construct additional drilling rigs and related equipment, to upgrade our drilling rig fleet and for general corporate purposes. See "Use of proceeds."

Dividend policy:

We do not anticipate paying any cash dividends on our common stock.

Proposed Nasdaq National Market symbol:	UDRL
Risk factors:	See "Risk factors" and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

The number of shares of our common stock outstanding after this offering is based on 16,226,590 shares of common stock outstanding as of the date hereof, and excludes:

•	2,069,134 shares of our common stock reserved for issuance upon exercise of stock options granted under our stock option plans, at a weighted average exercise price of $7.98 per share (including 527,754 shares subject to an option to be exercised by one of the selling stockholders in connection with this offering); and

•	1,047,777 shares of our common stock reserved for issuance pursuant to future grants under our stock option plan.

Other information about this prospectus

Unless specifically stated otherwise, the information in this prospectus:

•	reflects a 2.6325872 for one stock split of our shares of common stock (in the form of a stock dividend of 1.6325872 shares for each outstanding share);

•	assumes no exercise of the underwriters' over-allotment option; and

•	assumes an initial public offering price of $17.00 per share, which is the mid-point of the range set forth on the front cover of this prospectus.

Summary financial and operating data

The following table sets forth summary financial and operating data on or as of the dates and for the periods indicated. The summary financial data presented below should be read together with "Selected historical consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and our financial statements, including the notes to those financial statements, included elsewhere in this prospectus. We derived the financial data as of December 31, 2002, 2003 and 2004 and for each of the years then ended from our financial statements, which were audited by Ernst & Young LLP, independent registered public accounting firm, and were prepared in accordance with U.S. generally accepted accounting principles. We derived the financial data for the six months ended June 30, 2004 and 2005 from our unaudited financial statements. The financial data for the six months ended June 30, 2004 and 2005 reflect all adjustments (consisting of normal recurring adjustments) that our management considers necessary for a fair presentation. Results of quarterly periods are not necessarily indicative of results for any other interim period or for the full year.

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
	(In thousands, except per share and contract drilling activity data)
Statement of operations data:
Revenues	$47,045	$58,144	$67,832	$29,727	$51,934
Operating expenses:
Drilling operations expenses	36,090	45,305	50,084	23,231	38,809
Depreciation expense	7,687	7,987	8,103	4,202	6,136
General and administrative expenses	6,143	6,696	7,447	3,527	4,851
Total operating expenses	49,920	59,988	65,634	30,960	49,796
Operating income (loss)	(2,875)	(1,844)	2,198	(1,233)	2,138
Interest expense	792	850	629	320	1,005
Other income (expense)(1)	71	152	2,374	2,157	124
Income (loss) before income taxes	(3,596)	(2,542)	3,943	604	1,257
Income tax (benefit) expense	(194)	16	416	416	—
Net income (loss)	$(3,402)	$(2,558)	$3,527	$188	$1,257
Net income (loss) per common share — Basic	$(0.26)	$(0.19)	$0.27	$0.01	$0.09
Net income (loss) per common share — Diluted(2)	(0.26)	(0.19)	0.26	0.01	0.08
Weighted average shares outstanding — Basic	13,163	13,163	13,163	13,163	14,687
Weighted average shares outstanding — Diluted(2)	13,163	13,163	13,310	13,208	15,171

Consolidated cash flow data:
Cash flow provided by operating activities	$5,935	$4,056	$9,351	$3,475	$7,641
Cash flow (used in) investing activities	(5,952)	(4,324)	(6,289)	459	(65,540)
Cash flow (used in) provided by financing activities	2,271	(2,728)	(265)	(2,318)	55,983

Other financial data:
EBITDA(3)	$4,883	$6,295	$12,675	$5,126	$8,398

Contract drilling activity data:
Average total rigs during period	50.5	44.3	41.8	43.3	53.3
Revenue days during period	4,870	5,930	6,390	2,901	4,708
Total fleet utilization rate(4)	26.4%	36.4%	41.7%	37.1%	48.4%
Marketed fleet utilization rate(5)	30.7%	44.4%	50.2%	45.5%	53.4%
Revenue per revenue day(6)	$9,660	$9,805	$10,616	$10,247	$11,031
Drilling operations expenses per revenue day	7,411	7,640	7,839	8,008	8,243
Drilling margin per revenue day(7)	2,249	2,165	2,777	2,239	2,788

	December 31,			June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
	(In thousands)
Balance sheet data:
Cash and cash equivalents	$4,803	$1,633	$3,871	$2,668	$1,960
Working capital, excluding current portion of long-term debt and cash and cash equivalents	3,506	5,150	7,969	5,250	12,982
Property, buildings and equipment, net	45,552	42,700	42,315	39,292	95,370
Total assets	57,974	55,660	63,479	63,610	137,072
Long-term obligations, including current portion	10,897	8,169	7,904	5,851	43,976
Total liabilities	15,562	14,785	19,932	23,385	70,348
Total stockholder's equity	42,412	40,875	43,547	40,225	66,724

(Footnotes on next page)

(1)	During the year ended December 31, 2004 and the six months ended June 30, 2004, we sold two rigs that were located in Canada, realizing a pre-tax gain of $1.5 million. This asset disposition also resulted in a significant increase in our tax provision for the periods.

(2)	Shares underlying stock options are included where inclusion would not result in anti-dilution.

(3)	EBITDA represents earnings (loss) before interest, income taxes, depreciation and amortization. EBITDA is frequently used by securities analysts and is presented herein to provide additional information about our operations. We use EBITDA to calculate covenant ratios and compliance under our revolving credit facility. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Additionally, our EBITDA calculation may not be comparable to other similarly titled measures of other companies. We have included EBITDA as a supplemental disclosure because it may provide useful information regarding our ability to service debt and fund capital expenditures. The following table sets forth the reconciliation of net income (loss) to EBITDA for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
	(In thousands)
Calculation of EBITDA:
Net income (loss)	$(3,402)	$(2,558)	$3,527	$188	$1,257
Interest expense	792	850	629	320	1,005
Income tax (benefit) expenses	(194)	16	416	416	—
Depreciation expense	7,687	7,987	8,103	4,202	6,136
EBITDA	$4,883	$6,295	$12,675	$5,126	$8,398

(4)	Calculated on a weighted average basis assuming 365/6 days availability for all rigs. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized.

(5)	Calculated on a weighted average basis assuming 365/6 days availability for all marketed rigs. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized. Rigs that are stacked are not considered in calculating the marketed fleet utilization rate.

(6)	Represents total revenues divided by the total number of revenue days for the period. Revenues include revenues from both dayrate and footage contracts.

(7)	Represents drilling margins (revenues less drilling operations expenses) divided by the total number of revenue days for the period. Drilling margin is used by management to measure the profitability of our rig fleet.

	Year ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
	(In thousands, except revenue days and margin per revenue day)
Calculation of drilling margin per revenue day:
Revenues	$47,045	$58,144	$67,832	$29,727	$51,934
Less:
Drilling operations expenses	36,090	45,305	50,084	23,231	38,809
Depreciation expense	7,687	7,987	8,103	4,202	6,136
Gross margin	$3,268	$4,852	$9,645	$2,294	$6,989
Add back depreciation expense	7,687	7,987	8,103	4,202	6,136
Drilling margin	$10,955	$12,839	$17,748	$6,496	$13,125
Revenue days during the period	4,870	5,930	6,390	2,901	4,708
Gross margin per revenue day	$671	$818	$1,509	$791	$1,484
Drilling margin per revenue day	$2,249	$2,165	$2,777	$2,239	$2,788

Risk factors

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially adversely affect our business, financial condition or results of operations.

Risks related to our business

Our business and operations are substantially dependent upon, and affected by, the level of U.S. onshore natural gas exploration and development activity, which has experienced significant volatility. If the level of that activity decreases, our business and results of operations could be adversely affected.

Our business and operations are substantially dependent upon, and affected by, the level of U.S. onshore natural gas exploration and development activity. Exploration and development activity determines the demand for contract land drilling and related services. We have no control over the factors driving the level of U.S. natural gas exploration and development activity. Those factors include, among others, the following:

•	the market prices of natural gas;

•	market expectations about future prices of natural gas or oil (which is closely correlated with natural gas prices);

•	the cost of producing and delivering natural gas;

•	the capacity of the natural gas pipeline network;

•	government regulations and trade restrictions;

•	the presence or absence of tax incentives;

•	national and international political and economic conditions;

•	levels of production by, and other activities of, the Organization of Petroleum Exporting Countries and other oil and natural gas producers;

•	the levels of imports of natural gas, whether by pipelines from Canada or Mexico or by tankers in the form of LNG; and

•	the development of alternate energy sources and the long-term effects of worldwide energy conservation measures.

The onshore contract drilling industry has experienced significant volatility in profitability and asset values. The industry's most recent significant downturn occurred in 2001 and 2002, and significantly and adversely affected our operating results. Currently, the onshore contract drilling business is experiencing increased demand for drilling services, principally due to improved oil and natural gas drilling and production economics. The increased activity in the exploration and production sector may not continue. In addition, ongoing movement or reactivation of land drilling rigs (including the movement of rigs from outside the U.S. into U.S. markets) or new construction of drilling rigs could increase rig supply and reduce contract drilling dayrates and utilization levels. We cannot predict the future level of demand for our contract drilling services, future conditions in the onshore contract drilling industry or future onshore contract drilling dayrates.

Almost 90% of our drilling rigs are more than 20 years old, and may require increasing amounts of capital to upgrade and refurbish. Any failure to continue to invest capital to upgrade and refurbish rigs could result in our having fewer rigs available for service.

Most of our drilling rigs were built during the years 1976 to 1982, the period of the industry's most recent building cycle. Our rig upgrade and refurbishment projects on marketed rigs typically require 60 to 90 days to complete at a cost of $175,000 to $250,000. This process includes derrick recertification, engine rebuilding or replacement and upgraded or replaced braking systems. Returning our stacked rigs to service would cost $1.5 to $2.5 million per rig for refurbishment and the purchase of drillpipe, pumps, generators and other required equipment. Depending upon the availability of equipment, this process could take from 90 to 180 days. To the extent we are unable to commence or continue such projects, we will have fewer rigs available for service, which could adversely affect our financial condition and results of operations.

In the year ended December 31, 2004, we derived approximately 43.2% of our total revenues from three customers. The loss of any of those customers or the failure to remarket the rigs employed by those customers could have a material adverse effect on our financial condition and results of operations.

In the year ended December 31, 2004, our three largest customers accounted for approximately 16.3%, 14.3% and 12.6%, respectively, of our total revenues. Our principal customers may not continue to employ our services and we may not be able to successfully remarket the rigs that they may choose not to employ. The loss of any of our principal customers or the failure to remarket the rigs employed by those customers could have a material adverse effect on our financial condition and results of operations.

Our historical strategy has been predicated on growing through a combination of acquisitions of rigs from third parties and the construction of new rigs. Due to increased competition among drilling contractors for additional rigs, we may not be able to continue to add rigs to our fleet, which could have an adverse effect on our ability to grow revenue and profits.

Increased levels of U.S. oil and natural gas exploration and development activity has led to increased demand for drilling services by oil and natural gas producers. This has given drilling contractors an economic incentive to build new rigs and acquire additional rigs from third parties, leading to an increase in the backlog for newly built rigs and enhanced competition for the acquisition of existing rigs. Our business and strategy could be adversely affected if we are unable to acquire newly built rigs or purchase additional drilling rigs on acceptable terms or in a timely manner.

Increased demand among drilling contractors for consumable supplies, including fuel, and ancillary rig equipment, such as pumps, valves, drillpipe and engines, may lead to delays in obtaining these materials and the inability of the Company to operate its rigs in an efficient manner.

All of our contracts provide that our customers bear the financial impact of increased fuel prices. However, prolonged shortages in the availability of fuel to run our drilling rigs resulting from action of the elements, warlike actions or other 'Force Majeure' events could result in the suspension of our contracts and have a material adverse effect on our financial condition and results of operations. In recent months, we have experienced increased lead times in purchasing ancillary equipment for our drilling rigs. To the extent there are continued delays in being able to purchase important components for our rigs, certain of our rigs may not be available for operation or may not be able to operate as efficiently as expected, which could adversely affect our financial condition, results of operations and cash flows.

To the extent we acquire additional rigs in the future, we may experience difficulty integrating those acquisitions. Additionally, we may incur leverage to effect those acquisitions, which adds additional financial risk to our business. To the extent we incur too much leverage in undertaking acquisitions, we may adversely affect our financial position.

The process of integrating acquired rigs or newly constructed rigs may involve unforeseen difficulties and may require a disproportionate amount of management's attention and significant financial and other resources. We may not be able to successfully manage and integrate new rigs into our existing operations or successfully maintain the market share attributable to drilling rigs that we purchase. We may also encounter cost overruns related to newly constructed rigs or unexpected costs related to the acquired rigs, including costs associated with major overhauls. To the extent we experience some or all of these difficulties, our financial condition would be adversely affected.

Expanding our fleet by building new rigs or acquiring rigs from third parties may cause the company to incur additional financial leverage, increasing our debt service requirements, which could adversely affect our operating results and financial position.

We intend to use a portion of the proceeds of this offering to purchase additional drilling rigs, upgrade some of our marketed drilling rigs and refurbish some of our stacked drilling rigs. Any delay could result in a loss of revenue.

We intend to use a portion of the proceeds of this offering to purchase additional drilling rigs, upgrade some of our marketed drilling rigs and refurbish some of our stacked drilling rigs. All of these projects are subject to risks of delay or cost overruns inherent in large construction projects. Among those risks are:

•	shortages of equipment, materials or skilled labor;

•	long lead times or delays in the delivery of ordered materials and equipment;

•	engineering problems;

•	work stoppages;

•	weather interference;

•	unavailability of specialized services; and

•	unanticipated cost increases.

These factors may contribute to delays in the delivery of the drilling rigs, which could result in a loss of revenue. Additionally, the Company may incur higher costs than expected, which would adversely affect the economics of the investment in such rigs.

We have incurred losses in the past and may continue to incur losses. If we incur losses in the future, the value of our common stock could decline.

We have a history of losses. We reported net losses for the years ended December 31, 2002 and 2003 and for the three years prior to 2001. We earned net income in the year ended December 31, 2004, and for the six months ended June 30, 2005, but we may not be able to continue to realize profits. A lack of profitability could adversely affect the price of our common stock. In addition, if we do not remain profitable, our ability to complete future financings could be impaired, which could have an adverse effect on our business.

We may not be able to raise additional funds through public or private financings or additional borrowings, which could have a material adverse effect on our financial condition.

The contract drilling industry is capital intensive. Our cash flow from operations and the continued availability of credit are subject to a number of variables, including our rig utilization rates, operating margins and ability to control costs and obtain contracts in a competitive industry. Our cash flow from operations, proceeds from this offering and present borrowing capacity may not be sufficient to fund our anticipated acquisition program, capital expenditures and working capital requirements. We may from time to time seek additional financing, either in the form of bank borrowings, sales of debt or equity securities or otherwise. To the extent our capital resources and cash flow from operations are at any time insufficient to fund our activities or repay our indebtedness as it becomes due, we will need to raise additional funds through public or private financings or additional borrowings. We may not be able to obtain any such capital resources. If we are at any time not able to obtain the necessary capital resources, our financial condition and results of operations could be materially adversely affected.

We could be adversely affected if we lost the services of certain of our officers and key employees.

The success of our business is highly dependent upon the services, efforts and abilities of Christopher D. Strong, our President and Chief Executive Officer, and certain other officers and key employees, particularly Dan Steigerwald, our Chief Financial Officer, and J. Michael Poole, our Executive Vice President of Operations. Our business could be materially and adversely affected by the loss of any of these individuals. We do not have employment agreements with or maintain key man life insurance on the lives of any of our executive officers or key employees.

If we cannot keep our rigs utilized at profitable rates, our operating results could be adversely affected.

Our business has high fixed costs, and if we cannot keep our rigs utilized at profitable rates, our operating results could be adversely affected.

Our operations could be adversely affected by abnormally poor weather conditions.

Our operations are conducted in areas subject to extreme weather conditions, and often in difficult terrain. Primarily in the winter and spring, our operations are often curtailed because of cold, snow or muddy conditions. Unusually severe weather conditions could further curtail our operations and could have a material adverse effect on our financial condition and results of operations.

Increased competition in our drilling markets could adversely affect rates and utilization of our rigs, which could adversely affect our financial condition and results of operations.

We face competition from significantly larger drilling contractors with greater resources. Their greater resources may enable them to build new rigs or move existing rigs into any of our regional markets. The addition of rigs into our markets, either by existing competitors or new entrants, including possibly non-U.S. competitors, would increase the supply of available rigs in those markets, which could adversely affect the rates we can charge and utilization levels we can achieve.

Our operations are subject to hazards inherent in the land drilling business that are beyond our control. If those risks are not adequately insured or indemnified against, our results of operations could be adversely affected.

Our operations are subject to many hazards inherent in the land drilling business, including, but not limited to:

•	blowouts;

•	craterings;

•	fires;

•	explosions;

•	equipment failures;

•	poisonous gas emissions;

•	loss of well control;

•	loss of hole;

•	damaged or lost drill strings; and

•	damage or loss from inclement weather or natural disasters.

These hazards are to some extent beyond our control and could cause, among other things:

•	personal injury or death;

•	serious damage to or destruction of property and equipment;

•	suspension of drilling operations; and

•	substantial damage to the environment, including damage to producing formations and surrounding areas.

Our insurance policies for public liability and property damage to others and injury or death to persons are in some cases subject to large deductibles and may not be sufficient to protect us against liability for all consequences of well disasters, personal injury, extensive fire damage or damage to the environment. We may not be able to maintain adequate insurance in the future at rates we consider reasonable, or particular types of coverage may not be available. The occurrence of events, including any of the above-mentioned risks and hazards, that are not fully insured against or the failure of a customer that has agreed to indemnify us against certain liabilities to meet its indemnification obligations could subject us to significant liability and could have a material adverse effect on our financial condition and results of operations.

Our operations are subject to environmental, health and safety laws and regulations that may expose us to liabilities for noncompliance, which could adversely affect us.

The U.S. oil and natural gas industry is affected from time to time in varying degrees by political developments and federal, state and local environmental, health and safety laws and regulations applicable to our business. Our operations are vulnerable to certain risks arising from the numerous environmental health and safety laws and regulations. These laws and regulations may restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling activities, require reporting of the storage, use or release of certain chemicals and hazardous substances, require removal or cleanup of contamination under certain circumstances, and impose substantial civil liabilities or criminal penalties for violations. Environmental laws and regulations may impose strict liability, rendering a company liable for environmental damage without regard to negligence or fault, and could expose us to liability for the conduct of, or conditions caused by, others, or for our acts that were in compliance with all applicable laws at the time such acts were performed. Moreover, there has been a trend in recent years toward stricter standards in environmental, health and safety legislation and regulation, which may continue.

We may incur material liability related to our operations under governmental regulations, including environmental, health and safety requirements. We cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on our business, financial condition or results of operations. Because the requirements imposed by such laws and regulations are subject to change, we are unable to forecast the ultimate cost of compliance with such requirements. The modification of existing laws and regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and natural gas for economic, political, environmental or other reasons could have a material adverse effect on us by limiting drilling opportunities.

We may not be able to attract and retain the services of qualified operating personnel, which could restrict our ability to market and operate our drilling rigs or result in accidents and other operational difficulties.

Increases in both onshore and offshore U.S. oil and natural gas exploration and production and resultant increases in contract drilling activity have created a shortage of qualified drilling rig personnel in the industry. If we are unable to attract and retain sufficient qualified operating personnel, our ability to market and operate our drilling rigs will be restricted. In addition, labor shortages could result in wage increases, which could reduce our operating margins and have an adverse effect on our financial condition and results of operations. To the extent that we are required to hire less experienced personnel, we may experience accidents or other operational difficulties and incur related costs.

We will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. If we are unable to comply with Section 404 in a timely manner or if the costs related to compliance are significant, our profitability, stock price and results of operations and financial condition could be materially adversely affected.

We will be required to comply with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 as of December 31, 2006. Section 404 requires that we document and test our internal control over financial reporting and issue management's assessment of our internal control over financial reporting. This section also requires that our independent registered public accounting firm opine on those internal controls and management's assessment of those controls. We are currently evaluating our existing controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. During the course of our ongoing evaluation and integration of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review. We believe that the out-of-pocket costs, the diversion of management's attention from running the day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 of the Sarbanes-Oxley Act could be significant. If the time and costs associated with such compliance exceed our current expectations, our results of operations could be adversely affected.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our auditors will not identify material weaknesses in internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our auditors identify and report such material weakness, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, all of which could have a material adverse effect on our business, results of operations and financial condition.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our revolving credit facility contains various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments, including capital expenditures;

•	sell certain assets;

•	create liens; and

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

Risks related to our common stock

Following this offering, we will continue to be controlled by our majority stockholder.

Upon completion of this offering, Union Drilling Company LLC, currently our majority stockholder, will continue to own approximately 44% of our outstanding common stock (38% if the underwriters' over-allotment option is exercised in full). Union Drilling Company LLC is controlled by Metalmark. Accordingly, Union Drilling Company LLC and its affiliates will be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. The existence of these levels of ownership concentration makes it unlikely that any other holder of our common stock will be able to affect the management or direction of Union. These factors may also have the effect of delaying or preventing a change in the management or voting control of Union.

You will suffer immediate and substantial dilution.

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value of their shares. Based on an initial public offering price of $17.00 per share (which is the mid-point of the range set forth on the cover page of this prospectus), as adjusted as of June 30, 2005, this dilution would have been equal to $10.96 per share with respect to shares purchased pursuant to this offering.

There has been no prior public market for our common stock, and an active trading market for our shares may not develop or be sustained following this offering. You may not be able to resell your shares at prices equal to or greater than the initial public offering price.

Prior to this offering, there was no public market for our common stock. An active public market for the common stock may not develop or be sustained. The price at which our common stock will trade after this offering may be lower than the initial public offering price. The initial public offering price of the common stock will be determined through negotiations between us and the underwriters. Market prices for the common stock following this offering will be influenced by a number of factors, including:

•	variations in quarterly operating results;

•	changes in financial estimates by securities analysts;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic relationships, joint ventures or capital commitments;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our company and the oil and natural gas industry generally; and

•	general economic and other conditions.

Future sales of shares of our common stock could adversely affect our stock price.

Future sales of shares of common stock by us or our stockholders could adversely affect the market price of the common stock. Upon completion of this offering, we will have 21,166,109 shares of common stock outstanding. Additionally, as of the date hereof, options for the purchase of 1,541,380 shares (excluding 527,754 shares subject to an option to be exercised by one of the selling stockholders in connection with this offering) of common stock have been granted to certain of our employees and a director pursuant to our stock option plans and to certain senior executives under other option arrangements. The exercise prices of these options are substantially lower than the anticipated initial public offering price of our common stock.

We may in the future issue significant amounts of common stock or options or warrants to acquire common stock under stock option plans or to finance capital projects, including purchases of rigs and related equipment. Of the outstanding shares, the 8,823,530 shares (10,147,060 shares if the underwriters' over-allotment option is exercised in full) to be sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for shares purchased by an "affiliate" (as defined in the Securities Act) of Union. Following the expiration of the lock-up agreements with the underwriters, our majority stockholder prior to this offering, which will hold upon completion of this offering approximately 44% of the outstanding shares of common stock (38% if the underwriters' over-allotment option is exercised in full), may sell such shares subject to the requirements of Rule 144 under the Securities Act. We refer you to "Shares eligible for future sale." Additionally, we intend to file a registration statement covering the issuance of shares of common stock pursuant to stock options granted to senior executives within 180 days after completion of this offering. Accordingly, shares of common stock issued pursuant to such stock options will be available for sale in the public market without restriction or limitation under the Securities Act, except for any shares held by an "affiliate" of Union. We cannot predict the effect, if any, that future sales of shares, the issuance or exercise of options, warrants or other securities convertible into common stock, or the availability of shares for sale will have on the market price for common stock prevailing from time to time. Sales of a substantial amount of common stock, or a perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

We have renounced any interest in specified business opportunities, and our directors and their affiliates generally have no obligation to offer us those opportunities.

Several of our directors and affiliates of Union Drilling Company LLC, our majority stockholder prior to this offering, have investments in other oilfield service companies that may compete with us, and they may invest in other similar companies in the future. Our certificate of incorporation provides that we have renounced any interest in related business opportunities and that neither our directors nor their affiliates have any obligation to offer us those opportunities. These provisions of our certificate of incorporation may be amended only by an affirmative vote of holders of at least two-thirds of our outstanding common stock. As a result of these charter provisions, our future competitive position and growth potential could be adversely affected. See "Description of capital stock."

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the NASD. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our existing dividend policy and contractual restrictions limit our ability to pay dividends.

We have never declared a cash dividend on our common stock and do not expect to pay cash dividends for the foreseeable future. We expect that all cash flow generated from our operations in the foreseeable future will be retained and used to develop or expand our business. In addition, our loan agreement prohibits the payment of dividends without the prior consent of the lenders.

Provisions in our certificate of incorporation and bylaws and of Delaware corporate law may make a takeover difficult.

Provisions in our certificate of incorporation and bylaws and of Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change our management and board of directors.

Special cautionary statement concerning
forward-looking statements

Our disclosure and analysis in this prospectus are subject to risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, including:

•	our dependence on the oil and natural gas exploration and production industry, a historically cyclical industry with levels of activity that are affected by the volatility of oil and natural gas prices;

•	effect on dayrates of rig utilization levels and the supply of additional rigs;

•	risks related to levels of exploration and development activities in our markets and the number of rigs mobilized to those markets;

•	our history of losses;

•	risks related to an acquisition strategy;

•	our highly fragmented and competitive industry;

•	risks associated with footage contracts;

•	operating hazards involved in our operations, some of which may not be insured; and

•	our dependence on qualified, skilled employees and equipment suppliers.

Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management's assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in this section, the "Risk factors" and "Management's discussion and analysis of financial condition and results of operations" sections and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Use of proceeds

The net proceeds to be received by us from this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering (assuming an initial public offering price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus), together with the exercise price of an option to purchase shares to be exercised by one of the selling stockholders in connection with this offering, are expected to be approximately $71.2 million. Except for such exercise price, we will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

We intend to use the net proceeds from this offering as follows:

•	$50.8 million to repay substantially all indebtedness outstanding under our revolving credit facility, which was incurred primarily to acquire Thornton Drilling Company, to acquire eight rigs from SPA Drilling L.P., and to acquire additional drilling rigs;

•	$500,000 to pay balance owed on drilling rigs;

•	$5.7 million to upgrade our drilling rig fleet and purchase related equipment; and

•	the balance for other general corporate purposes, including to fund working capital and, possibly, to acquire additional drilling rigs and related equipment.

Pending such uses, we will invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

As of October 21, 2005, $50,757,872 was outstanding under our revolving credit facility from PNC Bank and other lenders, which matures on March 30, 2009. At October 21, 2005, the interest rate under the revolving credit facility was 6.75%.

Dividend policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available earnings generated by our operations for the development and growth of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Future dividend policy will be set by our board of directors and will depend on a number of factors, including our earnings, capital requirements, financial condition and business prospects and other factors that the board may deem relevant. The payment of cash dividends on common stock is restricted under the terms of our existing revolving credit facility.

Capitalization

The following table sets forth

(1)	our actual capitalization as of June 30, 2005,

(2)	our capitalization as adjusted to give effect to the sale of 4,411,765 shares of our common stock at an assumed public offering price of $17.00 per share (the mid-point of the range set forth on the cover page of this prospectus) in this offering, the issuance of 527,754 shares of our common stock upon exercise of an option by one of the selling stockholders in connection with this offering at an exercise price of $7.22 per share and the application of a portion of the net proceeds from this offering to repay indebtedness under our revolving credit facility.

The table should be read together with "Use of proceeds," "Unaudited pro forma combined consolidated financial information." "Management's discussion and analysis of financial condition and results of operations" and our financial statements and related notes included elsewhere in this prospectus.

	June 30, 2005
	Actual	As adjusted
	(In thousands, except share data)
Cash and cash equivalents	$1,960	$35,396
Revolving credit facility(1)	$37,774	$—
Current portion of long-term debt	—
Current portion of capital lease and other debt obligations	1,609	1,609
Long-term debt:
Capitalized leases	4,592	4,592
Total debt	$43,975	$6,201
Stockholders' equity:
Common stock, par value $0.01 per share, 16,226,590 shares outstanding at June 30, 2005(2) and 21,166,109 shares outstanding as adjusted(3)	162	212
Additional paid-in capital	72,058	143,218
Accumulated deficit	(5,496)	(5,496)
Total stockholders' equity	66,724	137,934
Total capitalization	$110,699	$144,135

(1)	We intend to use a portion of the net proceeds from this offering to repay all amounts outstanding under our revolving credit facility. As of October 21, 2005, $50,757,872 was outstanding under this revolving credit facility. The obligations under the revolving credit facility mature on March 30, 2009.

(2)	Does not include 2,069,134 shares of common stock subject to issuance pursuant to outstanding awards under our stock option plans and other stock option arrangements with senior executives. We refer you to "Management—Stock option plans."

(3)	Does not include 1,541,380 shares of common stock subject to issuance pursuant to outstanding awards under our stock option plans and other stock option arrangements with senior executives. We refer you to "Management— Stock option plans."

Dilution

Our reported net tangible book value as of June 30, 2005 was $57.3 million, or $3.53 per share of common stock, based upon 16,226,590 shares outstanding as of that date. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which equals total assets less intangible assets, and dividing this amount by the number of shares of common stock outstanding as of June 30, 2005. Assuming the sale by us of 4,411,765 shares of common stock offered in this offering at an estimated initial public offering price of $17.00 per share (the mid-point of the range set forth on the cover of this prospectus) and after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value as of June 30, 2005 would have been $124.7 million, or $6.04 per share of common stock. This represents an immediate increase in the net tangible book value of $2.51 per share to our existing stockholder and an immediate dilution in the net tangible book value of $10.96 per share to new investors.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$17.00
Net tangible book value per share as of June 30, 2005	$3.53
Increase per share attributable to new investors	$2.51
As adjusted net tangible book value per share after the offering		$6.04
Dilution per share to new investors		$10.96

The following table sets forth, as of June 30, 2005, the total consideration paid and the average price per share paid by our existing stockholder and by new investors, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us at an assumed initial public offering price of $17.00 per share.

	Shares acquired		Total consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	16,226,590	79%	$72,220,006	49%	$4.45
New investors	4,411,765	21	75,000,000	51	17.00
Total	20,638,355	100%	$147,220,006	100%

The preceding tables exclude the effects of shares of common stock subject to issuance pursuant to outstanding options awarded under our stock option plans and other stock option arrangements with senior executives. We refer you to "Management—Stock option plans." If all of the outstanding options were exercised immediately prior to completion of this offering, the immediate dilution in net tangible book value to new investors purchasing common stock in this offering would have been $10.78 per share instead of $10.96 per share.

Unaudited pro forma combined
consolidated financial information

The following unaudited pro forma combined consolidated statement of income reflects adjustments to Union's historical consolidated statement of operations for the year ended December 31, 2004, and for the six months ended June 30, 2005, to give effect to:

•	the acquisition of Thornton Drilling Company, which was completed April 1, 2005, and the related issuance of 292,509 shares of common stock, as if both had occurred on January 1, 2004;

•	the purchase of the drilling business of SPA Drilling, L.P. on April 1, 2005, as if it had occurred on January 1, 2004;

•	the Revolving Credit and Security Agreement entered into on April 1, 2005, as if it were obtained as of January 1, 2004 to partially finance the acquisitions;

•	the sale by Union of 2,771,145 shares of common stock in a private placement meeting the requirements of Rule 506 under the Securities Act, the proceeds of which were used to partially finance the aforementioned transactions and which was a condition to the revolving credit agreement; and

•	the issuance of 4,411,765 additional shares of common stock in this offering at $17 per share, which is the midpoint of the range set forth on the front cover of this prospectus.

Both acquisitions are treated as purchase transactions and, therefore, the purchase price allocation, which is based upon preliminary estimates of fair market value of the assets acquired, is subject to change as additional information, including the final determination of the Thornton purchase price, becomes available. The unaudited pro forma combined consolidated statements of operations are not necessarily indicative of Union's actual results of operations assuming the transactions had been completed on January 1, 2004, nor do they purport to represent Union's results of operations for the future periods.

The unaudited pro forma combined consolidated financial statements should be read in conjunction with the historical financial statements and related notes of Union appearing elsewhere in this prospectus.

Unaudited pro forma combined consolidated
statement of operations

For the six months ended June 30, 2005

	Historical
	Six months ended June 30 2005	Thornton	SPA
		Three months ended
		March 31, 2005	March 31, 2005	Pro forma adjustments		Pro forma combined (a)	Offering adjustments		Pro forma as adjusted
	(In thousands, except per share data)
Total revenues	$51,934	$8,216	$6,105	$—		$66,255			$66,255
Cost and expenses
Drilling operations	38,809	5,871	4,731	—		49,411			49,411
Depreciation and amortization	6,136	404	348	900	(b)	7,788			7,788
General and administrative expenses	4,851	1,618 (c)	189	—		6,658			6,658
Total cost and expenses	49,796	7,893	5,268	900		63,857			63,857
Operating income (loss)	2,138	323	837	(900)		2,398			2,398
Interest expense	1,005	108	20	293	(d)	1,426	(876	)(g)	550
Gain (loss) on sale of assets	72	—	—	—		72			72
Other income	52	—	98	—		150			150
Income (loss) before income taxes	1,257	215	915	(1,193)		1,194	876		2,070
Income tax (benefit) expense	—	92	—	(92)	(e)	—			—
Net income (loss)	$1,257	$123	$915	$(1,101)		$1,194	$876		$2,070
Earnings (loss) per common share:
Basic	$0.09					$0.08			$0.11
Diluted	$0.08					$0.08			$0.10
Weighted-average common shares outstanding:
Basic	14,686					14,686	4,940		19,626
Diluted	15,171					15,171	4,940		20,111
Rig utilization	53.4%	66.6%	91.0%			59.5%			59.5%

Unaudited pro forma combined consolidated
statement of operations

For the year ended December 31, 2004

	Historical
	Union Year ended December 31, 2004	Thornton Year ended December 31, 2004	SPA Year ended December 31, 2004	Pro forma adjustments		Pro forma combined(a)	Offering adjustments		Pro forma as adjusted
	(In thousands, except per share data)
Revenues	$67,832	$27,280	$17,810			$112,922			$112,922
Cost and expenses
Drilling operations	50,084	18,311	14,821			83,216			83,216
Depreciation and amortization	8,103	1,157	1,220	4,229	(b)	14,709			14,709
General and administrative expenses	7,447	3,603 (c)	1,054			12,104			12,104
Total cost and expenses	65,634	23,071	17,095	4,229		110,029			110,029
Operating income (loss)	2,198	4,209	715	(4,229)		2,893			2,893
Interest expense	629	362	111	865	(d)	1,967	(1,243	)(g)	724
Gain (loss) on sale of assets	1,679	(29)	12			1,662			1,662
Other income	695	9	22			726			726
Income (loss) before income taxes	3,943	3,827	638	(5,094)		3,314	1,243		4,557
Income tax (benefit) expense	416	1,654	—	(1,654)	(e)	416			416
Net income (loss)	$3,527	$2,173	$638	$(3,440)		$2,898	$1,243		$4,141
Earnings (loss) per common share:
Basic	$0.27					$0.18			$0.20
Diluted	$0.26					$0.18			$0.19
Weighted-average common shares outstanding:
Basic	13,163			3,064	(f)	16,227	4,940		21,167
Diluted	13,311			3,064	(f)	16,375	4,940		21,315
Rig utilization	50.2%	63.3%	71.8%			54.5%			54.5%

Notes to the unaudited pro forma combined
consolidated statement of operations

(a)	The pro forma statement of operations assumes that the Thornton and SPA acquisitions occurred on January 1, 2004. For purposes of the pro forma statement of operations for the year ended December 31, 2004, Thornton and SPA's historical statements of operations for the year ended December 31, 2004 were combined with Union's historical statement of operations for the year ended December 31, 2004. For the purposes of the pro forma statement of operations for the six-month period ended June 30, 2005, Thornton and SPA's historical statements of operations for the three-month period ended March 31, 2005 were combined with Union's historical statement of operations for the six-month period ended June 30, 2005. Union's historical statement of operations includes the results of operations of Thornton and SPA from April 1, 2005, the acquisition date.

(b)	The acquisitions of Thornton and SPA were accounted for by the purchase method of accounting. The adjustments reflect the incremental depreciation and amortization of fixed and intangible assets resulting from the acquisition of Thornton and SPA as if Union owned Thornton and SPA as of January 1, 2004:

	Year ended December 31, 2004	Six months ended June 30, 2005
	(in thousands)
Depreciation and Amortization of assets
Depreciation - 7 year life	$4,752	$1,188
Depreciation - 5 year life	1,044	261
Depreciation - 3 year life	540	135
Less historical depreciation for Thornton & SPA	(2,377)	(752)
Amortization of customer relationships - 20 year life	110	28
Amortization of non-compete - 5 year life	160	40
	$4,229	$900

(c)	Included in General and administrative expenses for Thornton is a bonus provided to Thornton employees based on the success of the acquisition, which bonus will not be recurring prospectively.

(d)	Reflects adjustments for the additional interest expense assuming the Thornton and SPA acquisitions occurred on January 1, 2004 (over the four year term of the financing agreement). The changes in interest expense, in addition to amortization of deferred financing costs, reflects changes in long term borrowings as the result of the acquisitions and the related rates based on the historical borrowing rates for the periods presented. Since the borrowing rate is not fixed, a 1/8 percent variance in the rate would change earnings by $36,000 and $18,000 for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively.

Notes to the unaudited pro forma combined
consolidated statement of operations

	Rate	Amount	Year ended December 31, 2004	Six months ended June 30, 2005
		(in thousands)
Interest/Amortization of deferred loan costs:
Interest on new credit facility	4.34%	$28,647	$1,243	$—
Interest on new credit facility	5.43%	$28,647	—	389
Interest on debt paid off			(798)	(170)
Net interest expense			$445	$219
Interest and prepayment penalty for early extingushment of debt			125	—
Amortization of deferred loan costs	0.25	1,178	295	74
Total pro forma interest expense adjustment			$865	$293

(e)	Represents the impact associated with the use of Union's NOL to offset the current tax provision of acquisitions as if the purchase occurred on January 1, 2004 for the year ended December 31, 2004, and as if the purchase occurred on January 1, 2005 for the six months ended June 30, 2005.

(f)	Shares issued in connection with acquisitions of Thornton and SPA assumed to be outstanding for entire periods presented.

(g)	Reflects a reduction in interest expense of $1,243,000 and $876,000 for the year ended December 31, 2004 and for the six-month period ended June 30, 2005, respectively, related to the repayment of certain indebtedness using proceeds from the initial public offering.

(h)	Compensation expense related to two officers of Union will be recorded if the valuation of our common stock held by Union Drilling Company LLC exceeds a threshold amount ($92,822,520 at September 30, 2005). For additional information see "Management—Truncheon unit grants."

Selected historical consolidated financial data

The following table sets forth selected financial and operating data on or as of the dates and for the periods indicated. The selected financial data presented below should be read together with "Management's discussion and analysis of financial condition and results of operations" and our financial statements, including the notes to those financial statements, included elsewhere in this prospectus. We derived the financial data as of December 31, 2000, 2001, 2002, 2003 and 2004 and for each of the years in the periods then ended from our financial statements, which were audited by Ernst & Young LLP, independent registered public accounting firm, and were prepared in accordance with generally accepted accounting principles in the U.S. We derived the financial data for the six months ended June 30, 2004 and 2005 from our unaudited financial statements. The financial data for the six months ended June 30, 2004 and 2005 reflect all adjustments (consisting of normal recurring adjustments) that our management considers necessary for a fair presentation. Results of quarterly periods are not necessarily indicative of results for any other interim period or for the full year.

	Year ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
						(Unaudited)
	(In thousands, except per share and contract drilling activity data)
Statement of operations data:
Revenues	$51,393	$77,945	$47,045	$58,144	$67,832	$29,727	$51,934
Operating expenses:
Drilling operations expenses	45,368	57,693	36,090	45,305	50,084	23,231	38,809
Depreciation expense	4,542	6,021	7,687	7,987	8,103	4,202	6,136
General and administrative expenses	4,435	6,166	6,143	6,696	7,447	3,527	4,851
Total operating expenses	54,345	69,880	49,920	59,988	65,634	30,960	49,796
Operating income (loss)	(2,952)	8,065	(2,875)	(1,844)	2,198	(1,233)	2,138
Interest expense	1,144	742	792	850	629	320	1,005
Other income (expense)(1)	226	94	71	152	2,374	2,157	124
Income (loss) before income taxes	(3,870)	7,417	(3,596)	(2,542)	3,943	604	1,257
Income tax (benefit) expense	—	204	(194)	16	416	416	—
Net income (loss)	$(3,870)	$7,213	$(3,402)	$(2,558)	$3,527	$188	$1,257
Net income (loss) per common share— Basic	$(0.29)	$0.55	$(0.26)	$(0.19)	$0.27	$0.01	$0.09
Net income (loss) per common share— Diluted(2)	(0.29)	0.54	(0.26)	(0.19)	0.26	0.01	0.08
Weighted average shares outstanding—Basic	13,163	13,163	13,163	13,163	13,163	13,163	14,687
Weighted average shares outstanding—Diluted(2)	13,163	13,324	13,163	13,163	13,310	13,208	15,171

Consolidated cash flow data:
Cash flow provided by operating activities	$(408)	$11,061	$5,935	$4,056	$9,351	$3,475	$7,641
Cash flow (used in) investing activities	(8,971)	(16,574)	(5,952)	(4,324)	(6,289)	459	(62,540)
Cash flow (used in) provided by financing activities	9,154	7,909	2,271	(2,728)	(265)	(2,318)	55,983

Other financial data:
EBITDA(3)	$1,816	$14,180	$4,883	$6,295	$12,675	$5,126	$8,398

	Year ended December 31,					Six months ended June 30,
	2000	2001	2002	2003	2004	2004	2005
						(Unaudited)
Contract drilling activity data:
Average total rigs during period	42.8	47.3	50.5	44.3	41.8	43.3	53.3
Revenue days during period	7,067	8,614	4,870	5,930	6,390	2,901	4,708
Total fleet utilization rate(4)	46.9%	49.9%	26.4%	36.4%	41.7%	37.1%	48.4%
Marketed fleet utilization rate(5)	57.4%	60.4%	30.7%	44.4%	50.2%	45.5%	53.4%
Revenue per revenue day(6)	$7,273	$9,049	$9,660	$9,805	$10,616	$10,247	$11,031
Drilling operations expenses per revenue day	6,420	6,698	7,411	7,640	7,839	8,008	8,243
Drilling margin per revenue day(7)	853	2,351	2,249	2,165	2,777	2,239	2,788

	December 31					June 30
	2000	2001	2002	2003	2004	2004	2005
						(Unaudited)
	(In thousands)
Balance sheet data:
Cash and cash equivalents	$167	$2,538	$4,803	$1,633	$3,871	$2,668	$1,960
Working capital (deficiency), excluding current portion of long-term debt and cash and cash equivalents	(509)	4,927	3,506	5,150	7,969	5,250	12,982
Property, buildings and equipment, net	34,546	47,274	45,552	42,700	42,315	39,292	95,370
Total assets	44,811	62,740	57,974	55,660	63,479	63,610	137,072
Long-term obligations, including current portion and line of credit	11,899	8,626	10,897	8,169	7,904	5,851	43,976
Total liabilities	19,044	16,990	15,562	14,785	19,932	23,385	70,348
Total stockholder's equity	25,768	45,750	42,412	40,875	43,547	40,225	66,724

(1)	During the year ended December 31, 2004, and the six months ended June 30, 2004, we sold two rigs that were located in Canada, realizing a pre-tax gain of $1.5 million. This also resulted in a significant increase in our tax provisions during the periods.

(2)	Shares underlying stock options are not included because inclusion would result in anti-dilution.

(3)	EBITDA represents earnings (loss) before interest, income taxes, depreciation and amortization. EBITDA is frequently used by securities analysts and is presented herein to provide additional information about our operations. We use EBITDA to calculate covenant ratios and compliance under our revolving credit facility. EBITDA is not a measurement presented in accordance with generally accepted accounting principles. EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Additionally, our EBITDA calculation may not be comparable to other similarly titled measures of other companies. We have included EBITDA as a supplemental disclosure because it may provide useful information regarding our ability to service debt and fund capital expenditures. The following table sets forth the reconciliation of net income (loss) to EBITDA for the periods indicated.

	Year Ended December 31,					Six months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
						(Unaudited)
	(In thousands, except revenue days and margin per revenue day)
Calculation of EBITDA:
Net income (loss)	$(3,870)	$7,213	$(3,402)	$(2,558)	$3,527	$188	$1,257
Interest expense	1,144	742	792	850	629	320	1,005
Income tax (benefit) expenses	—	204	(194)	16	416	416	—
Depreciation expense	4,542	6,021	7,687	7,987	8,103	4,202	6,136
EBITDA	$1,816	$14,180	$4,883	$6,295	$12,675	$5,126	$8,398

(4)	Calculated on a weighted average basis assuming 365/6 days availability for all rigs. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized.

(5)	Calculated on a weighted average basis assuming 365/6 days availability for all marketed rigs. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized. Rigs that are stacked are not considered in calculating the marketed fleet utilization rate.

(6)	Represents total revenues divided by the total number of revenue days for the period. Revenues include revenues from both dayrate and footage contracts.

(7)	Represents drilling margins (revenues less driling operations expenses) divided by the total number of revenue days for the period. Drilling margin is used by management to measure the profitability of our rig fleet.

	Year Ended December 31,					Six months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(In thousands, except revenue days and margin per revenue day)
Calculation of drilling margin per revenue day:
Revenues	$51,393	$77,945	$47,045	$58,144	$67,832	$29,727	$51,934
Less:
Drilling operations expenses	45,368	57,693	36,090	45,305	50,084	23,231	38,809
Depreciation expense	4,542	6,021	7,687	7,987	8,103	4,202	6,136
Gross margin	$1,483	$14,231	$3,268	$4,852	$9,645	$2,294	$6,989
Add back depreciation expense	4,542	6,021	7,687	7,987	8,103	4,202	6,136
Drilling margin	$6,025	$20,252	$10,955	$12,839	$17,748	$6,496	$13,125
Revenue days during the period	7,067	8,614	4,870	5,930	6,390	2,901	4,708
Gross margin per revenue day	$210	$1,652	$671	$818	$1,509	$791	$1,484
Drilling margin per revenue day	$853	$2,351	$2,249	$2,165	$2,777	$2,239	$2,788

Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with the "Selected historical consolidated financial data" and the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward looking statements reflecting our current expectations and estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward looking statements due to a number of factors, including those discussed in the sections entitled "Risk factors" and "Special cautionary statement regarding forward looking statements" appearing elsewhere in this prospectus.

Company overview

We generate revenue principally by drilling wells for natural gas producers on a contracted basis. We obtain our contracts for drilling wells either through competitive bidding or through direct negotiations with customers. Our drilling contracts generally provide for compensation on either a daywork or a footage basis. See "Business—Customers and marketing—Types of drilling contracts" for additional detail on characteristics of different contract types. Contract terms generally depend on the complexity and risk of operations, the on-site drilling conditions, the type of equipment used and the anticipated duration of the work to be performed. Our contracts generally provide for the drilling of a single well or a series of wells and typically permit the customer to terminate on short notice.

We believe the most important performance measurements for our business are rig utilization and margin per revenue day. These two statistics provide information to us about the activity and profitability of the rigs in our fleet.

The following table sets forth certain information relating to our operating and performance statistics for the years ended December 31, 2002, 2003 and 2004, and the six months ended June 30, 2004 and 2005:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Average total rigs during period	50.5	44.3	41.8	43.3	53.3
Revenue days during period	4,870	5,930	6,390	2,901	4,708
Total fleet utilization rate(1)	26.4%	36.4%	41.7%	37.1%	48.4%
Marketed fleet utilization rate(2)	30.7%	44.4%	50.2%	45.5%	53.4%
Revenue per revenue day(3)	$9,660	$9,805	$10,616	$10,247	$11,031
Drilling operations expenses per revenue day	7,411	7,640	7,839	8,008	8,243
Drilling margin per revenue day(4)	2,249	2,165	2,777	2,239	2,788

(1)	Calculated on a weighted average basis assuming 365/6 days availability for all rigs. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized.

(2)	Calculated on a weighted average basis assuming 365/6 days availability for all marketed rigs. Rigs under contract that generate revenues during moves between locations or during mobilization/demobilization are also considered to be utilized. Rigs that are stacked are not considered in calculating the utilization rate.

(3)	Represents total revenues divided by the total number of revenue days for the period. Revenues include revenues from both dayrate and footage contracts.

(4)	Represents drilling margins (revenues less drilling operations expenses) divided by the total number of revenue days for the period. Drilling margin is used by management to measure the profitability of our rig fleet.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(In thousands, except revenue days and margin per revenue day)
Calculation of drilling margin per revenue day:
Revenues	$47,045	$58,144	$67,832	$29,727	$51,934
Less:
Drilling operations expenses	36,090	45,305	50,084	23,231	38,809
Depreciation expense	7,687	7,987	8,103	4,202	6,136
Gross margin	$3,268	$4,852	$9,645	$2,294	$6,989
Add back depreciation expense	7,687	7,987	8,103	4,202	6,136
Drilling margin	$10,955	$12,839	$17,748	$6,496	$13,125
Revenue days during the period	4,870	5,930	6,390	2,901	4,708
Gross margin per revenue day	$671	$818	$1,509	$791	$1,484
Drilling margin per revenue day	$2,249	$2,165	$2,777	$2,239	$2,788

The annual increases in the number of revenue days we realized in 2002, 2003 and 2004 and the period-to-period increase in the six months ended June 30, 2005, as compared to the same quarter in 2004, are attributable to the increases in the size of our operating rig fleet, the refurbishment of three rigs in 2004, and improvements in our rig utilization rates due to improved market conditions. Based on current market conditions, the increase in the size of our operating rig fleet that occurred in the second quarter of 2005, ongoing refurbishment activity, and our expectation of stable to improving utilization rates, we anticipate continued growth in revenue days for the balance of 2005.

Market conditions in our industry

The U.S. contract land drilling industry is cyclical. Volatility in oil and natural gas prices can produce significant changes in the level of overall drilling activity in the markets we serve and affect the demand for our drilling services and the dayrates we can charge for our rigs. The availability of financing, prevailing oil and natural gas prices and the outlook for future oil and natural gas prices strongly influence the drilling capital expenditures of oil and natural gas producers.

The following table depicts the prices for near month delivery contracts for oil and natural gas as traded on the NYMEX, as well as the most recent domestic land rig count, on the dates indicated:

	December 31,				June 30, 2005
	2002		2003	2004
Oil (Bbl)	$31.20		$32.52	$43.45	$56.50
Natural gas (MMbtu)	$4.79		$6.19	$6.15	$6.98
U.S. land rig count(1)	726	(2)	1,022	1,138	1,271	(3)

(1)	Source: Baker Hughes, Inc.

(2)	As of January 3, 2003.

(3)	As of July 1, 2005.

On October 14, 2005, the closing prices for near month delivery contracts for oil and natural gas as traded on the NYMEX were $62.63 per barrel and $13.22 per MMbtu, respectively. According to Baker Hughes, Inc., the U.S. land rig count as of October 14, 2005 was 1,394.

We believe capital spent on incremental natural gas production will be driven by the need to replace depleting reserves and meet demand. The Energy Information Administration recently estimated that U.S. consumption of natural gas exceeded U.S. production by 17% in 2004 and forecasts that U.S. consumption of natural gas will exceed U.S. production by 24% by 2010. While consumption is projected to continue to increase, the industry has struggled to maintain U.S. natural gas production in recent years. A study published by the National Petroleum Council in September 2003 concluded from drilling and production data over the preceding ten years that average "initial production rates from new wells have been sustained through the use of advanced technology; however, production declines from these initial rates have increased significantly; and recoverable volumes from new wells drilled in mature producing basins have declined over time. Without the benefit of new drilling, indigenous supplies have reached a point at which U.S. production declines by 25% to 30% each year. Eighty percent of natural gas production in ten years will be from wells yet to be drilled." We believe these factors have supported a higher level of drilling activity in the U.S. Consequently, these factors, if sustained, may result in higher rig utilization and higher contract drilling dayrates.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting policies that are described in the notes to our consolidated financial statements. The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our judgments and estimates in determining our financial condition and operating results. Estimates are based upon information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management's most subjective judgments. The most critical accounting policies and estimates are described below.

Revenue and cost recognition.    We generate revenue principally by drilling wells for natural gas producers on a contracted basis under daywork or footage contracts, which provide for the drilling of single or multiple well projects. Revenues on daywork contracts are recognized based on the days worked at the dayrate each contract specifies. Mobilization fees are recognized in all material respects as the related drilling services are provided. We recognize revenues on footage contracts based on the footage drilled for the applicable accounting period. Expenses are recognized based on the costs incurred during that same accounting period.

At June 30, 2005, our contract drilling work in progress totaled approximately $7.5 million, all of which relates to the revenue recognized but not yet billed on daywork and footage contracts in progress at June 30, 2005.

Accounts receivable.    We evaluate the creditworthiness of our customers based on their financial information, if available, information obtained from major industry suppliers, and past experiences with customers. In some instances, we require new customers to establish escrow accounts or make prepayments. We typically invoice our customers at 30 day intervals during the performance of daywork contracts and upon completion of the daywork contract. Footage contracts are invoiced upon completion of the contract. Our contracts provide for payment of invoices in 30 days. We established an allowance for doubtful accounts of $269,000 at December 31, 2004 and $333,000 at June 30, 2005. Any allowance established is subject to judgment and estimates made by management. We determine our allowance by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss history, our assessment of our customers' current abilities to pay obligation to us and the condition of the general economy and the industry as a whole. We write off specific accounts receivable when they become uncollectible and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Asset impairment and depreciation.    We assess the impairment of property and equipment whenever events or circumstances indicate that the carrying value may not be recoverable. Factors that we consider important and which could trigger an impairment review would be our customers' financial condition and any significant negative trends in the industry or the general economy. More specifically, among other things, we consider our contract revenue rates, our rig utilization rates, cash flows from our drilling rigs, current oil and natural gas prices, industry analysts' outlook for the industry and their view of our customers' access to capital and the trends in the price of used drilling equipment observed by our management. If a review of our drilling rigs indicates that our carrying value exceeds the estimated undiscounted future cash flows, we are required under applicable accounting standards to write down the drilling equipment to its fair market value.

We provide for depreciation of our drilling rigs, transportation and other equipment on a straight line method over useful lives that we have estimated and that range from three to ten years after the rig was placed into service. Unlike depreciation based on units-of-production, our method of depreciation does not change when equipment becomes idle or when utilization changes; we continue to depreciate idled equipment on a straight-line basis, despite the fact that our revenues and operating costs may vary with changes in utilization levels. Our estimates of the useful lives of our drilling, transportation and other equipment are based on our experience in the drilling industry with similar equipment.

Deferred taxes.    We record deferred taxes for net operating loss carryforwards and for the basis difference in our property and equipment between financial reporting and tax reporting purposes. For property and equipment, basis differences arise from differences in depreciation periods and methods and the value of assets acquired in a business acquisition where we acquire the stock of an entity rather than its assets. For financial reporting purposes, we depreciate the various components of our drilling rigs and refurbishments over three to ten years, while federal income tax rules require that we depreciate drilling rigs and refurbishments over five years. Therefore, in the earlier years of our ownership of a drilling rig, our tax depreciation exceeds our financial reporting depreciation, resulting in our recording deferred taxes on this depreciation difference. In later years, financial reporting depreciation exceeds tax depreciation, and the deferred tax liability begins to reverse. A significant portion of our deferred taxes are deferred tax assets that arose as the result of our prior year tax losses. These losses can be carried forward for federal and state tax purposes for as many as twenty years, depending upon the jurisdiction, to reduce future taxes that we would otherwise be required to pay. The utilization of these net operating losses is dependent upon our ability to generate taxable income in the future.

Other accounting estimates.    Our other accrued expenses as of December 31, 2003 and 2004 and June 30, 2005 included accruals of approximately $584,000, $928,000 and $1,119,000, respectively, for costs under our workers' compensation insurance. We have a deductible of $100,000 per covered accident under our workers' compensation insurance. Our insurance policy requires us to maintain a letter of credit to cover payments by us of that deductible. As of June 30, 2005, we had a $2.3 million letter of credit with our bank for which we have a reserve against our borrowing capacity for the same amount collateralizing the letter of credit. We accrue for these costs as claims are incurred based on cost estimates established for each claim by the insurance companies providing the administrative services for processing the claims, including an estimate for incurred but not reported claims, estimates for claims paid directly by us, our estimate of the administrative costs associated with these claims and our historical experience with these types of claims. In addition, we accrue on a monthly basis the estimated workers compensation premium payable to the two states (West Virginia and Ohio) that are considered monopolistic.

Interim financial statements.    The financial statements as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 included in this prospectus have been prepared without audit, pursuant to the rules and regulations of the SEC. The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of the interim periods. Such adjustments are considered to be of a normal recurring nature. Results of operations for the six-month period ended June 30, 2005 are not necessarily indicative of the results of operations that will be realized for the year ending December 31, 2005.

Results of operations

Six months ended June 30, 2005 compared to six months ended June 30, 2004

Revenues.    Revenues increased $22.2 million, or 74.7%, to $51.9 million for the six months ended June 30, 2005, from $29.7 million for the six months ended June 30, 2004. This increase was primarily a result of the acquisitions of Thornton Drilling Company and the assets of SPA Drilling, L.P. on April 1, 2005. The revenues from these acquisitions accounted for $15.1 million of the revenue increase. The balance of the increase of $7.1 million, or 23.9%, was due to an increase in revenue days in our historical markets, where revenue days increased by 400 days, or 13.8%, from 2,901 for the six months ended June 30, 2004 to 3,301 for the six months ended June 30, 2005. In addition, the average revenue per revenue day in the Appalachian basin, Rocky Mountain region and our Canadian market increased by $784 per day, or 7.7%, from $10,247 per day for the six months ended June 30, 2004 to $11,031 per day for the six months ended June 30, 2005. This was accomplished despite our exit from the Canadian market in the second quarter of 2005. The improvement in average revenue per revenue day was a result of increases in our contract rates due to stronger demand for our drilling services.

Drilling Operations Expenses.    Drilling operations expenses increased by $15.6 million, or 67.1%, to $38.8 million for the six months ended June 30, 2005 , compared to $23.2 million for the six months ended June 30, 2004. This increase, as with the increase in revenues discussed above, is largely due to the drilling operations expenses related to the Thornton Drilling Company and SPA Drilling, L.P. acquisitions, which accounted for $12.1 million of the increase. The remaining increase in drilling operations expenses of $3.5 million, or 15.1%, was related to the increase in revenues associated with our historical markets, and is less than the change in revenue levels due to improvement in overall drilling margins.

Depreciation Expense.    Depreciation expense increased by $1.9 million, or 46.0%, to $6.1 million for the six months ended June 30, 2005, compared to $4.2 million for the six months ended June 30, 2004. This increase is due to the purchase of SPA Drilling assets and the Thornton Drilling Company acquisition on April 1, 2005.

General and Administrative Expenses.    General and administrative expenses increased $1.3 million, or 37.5%, to $4.9 million for the six months ended June 30, 2005, compared to $3.5 million for the six months ended June 30, 2004. Approximately one half of the increase, or $700,000, is attributable to the general and administrative costs associated with the acquisitions made on April 1, 2005. The remaining $600,000 increase is due primarily to higher spending related to personnel, travel related to the new acquisitions, and insurance costs.

Interest Expense.    Interest expense for the six months ended June 30, 2005 increased to approximately $1.0 million from $320,000 for the comparable period in 2004. This increase is due to the higher level of borrowing during the second quarter of 2005 associated with the acquisitions made on April 1, 2005. The increase was also due to the financing of other rigs purchased in the last six months of 2004 and the first six months of 2005.

Other Income.    Other income decreased by $2.0 million from $2.2 million for the six months ended June 30, 2004. This decrease was primarily related to the gains, recognized in first six months of 2004, on the sale of our two Canadian based rigs and other assets as part of our overall strategy to upgrade the condition of our rig fleet.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues.    Revenues increased $9.7 million, or 16.7%, to $67.8 million for the year ended December 31, 2004, from $58.1 million for the year ended December 31, 2003. This increase was due both to a 7.8% increase in total revenue days worked during 2004 to 6,390 days, from 5,930 during 2003, and an increase in revenue per day of 8.3%, from $9,805 per day in 2003 to $10,616 per day in 2004. Approximately $5.3 million of the increase in revenue was attributable to increased coal plugging activity, where two additional rigs were utilized in this activity due to strong demand. In addition, Rocky Mountain revenue increased $3.5 million due to improved utilization in that geographic region.

Drilling operations expenses.    Drilling operations expenses increased by $4.8 million, or 10.5%, to $50.1 million for the year ended December 31, 2004, compared to $45.3 million for the year ended December 31, 2003. This increase was due to an overall increase in the level of drilling activity. The percentage increase in drilling operations expenses was less than the percentage increase in revenues due to improved margins in our Rocky Mountain Region and the Northern Appalachian Basin.

Depreciation expense.    Depreciation expenses increased by $116,000 or 1.5%, to $8.1 million for the year ended December 31, 2004, compared to $8.0 million for the year ended December 31, 2003. This increase was due to our rig purchases and capitalized equipment upgrades throughout the year, partially offset by the sale of our two Canadian-based rigs.

General and administrative expenses.    General and administrative expenses increased $752,000, or 11.2%, to $7.4 million for the year ended December 31, 2004, compared to $6.7 million for the year ended December 31, 2003. This increase was due to higher personnel, insurance and other costs to support expanding operations.

Interest expense. Interest expense decreased by approximately $220,000, or 25.9%, to $629,000 for the year ended December 31, 2004, compared to approximately $850,000 for the year ended December 31, 2003. This decrease was due to lower debt levels during 2004.

Other income and gain (loss) on sale of fixed assets.    Other income and gain (loss) on sale of fixed assets increased approximately $2.2 million from $151,000 for the year ended December 31, 2003 to $2.4 million for the year ended December 31, 2004. This increase was associated with gains on the sale of our two Canada-based rigs and older assets as part of our overall strategy to upgrade the condition of our fleet.

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues.    Revenues increased $11.1 million, or 23.6%, to $58.1 million for the year ended December 31, 2003, from $47.0 million for the year ended December 31, 2002. This increase was due primarily to our increased drilling activity in the Trenton-Black River formation in the State of New York. This activity coupled with an overall improvement in our markets, resulted in a 21.8% increase in total revenue days worked in 2003 compared to 2002.

Drilling operations expenses.    Drilling operations expenses increased by $9.2 million, or 25.5%, to $45.3 million for the year ended December 31, 2003, compared to $36.1 million for the year ended December 31, 2002. The increase in drilling operations expenses was due to both higher levels of drilling activity in 2003, and additional front-end costs, such as repairs and maintenance, incurred to maintain the continuing operations of the rig fleet.

Depreciation expense.    Depreciation expense increased by $300,000 or 3.9%, to $8.0 million for the year ended December 31, 2003, compared to $7.7 million for the year ended December 31, 2002. This increase was due to rig purchases and other maintenance capital expenditures throughout the year.

General and administrative expenses.    General and administrative expenses increased $550,000, or 9.0%, to $6.7 million for the year ended December 31, 2003, compared to $6.1 million for the year ended December 31, 2002. This increase was due to higher personnel and insurance costs to support expanding operations.

Interest expense.    Interest expense increased by approximately $58,000, or 7.3%, to approximately $850,000 for the year ended December 31, 2003, compared to approximately $792,000 for the year ended December 31, 2002. This increase was attributable to additional debt incurred in the purchase of rigs and related equipment during 2003.

Liquidity and capital resources

Our principal capital requirements are related to our ongoing contract drilling operations, the expansion of our rig fleet through acquisitions and construction and capital expenditures related to rig upgrades. Our principal source of liquidity has been from net cash provided by operating activities. We expect to continue to meet our capital requirements with a combination of cash provided by operating activities and borrowings under our new revolving credit facility, described below.

Operating activities

For the six months ended June 30, 2005, cash provided by operating activities was approximately $7.6 million, compared to cash provided by operating activities of $3.5 million for the six months ended June 30, 2004. The improvement in operating cash flow is due primarily to the approximately $2.5 million overall improvement in net earnings, components of which are discussed in "— Results of operations." That improvement was net of an increase in non-cash depreciation and amortization expense of approximately $1.9 million and a gain on the sale of two Canada-based rigs realized in the first six months of 2004 totaling $1.5 million. Cash provided by operating activities for the year ended December 31, 2004 was approximately $9.4 million, compared to cash provided by operating activities in 2003 of approximately $4.1 million. The increase in cash provided by operating activities in 2004 compared to 2003 was primarily the result of increased net income in 2004, as compared to 2003, of $6.1 million. The improvement in net income was the result of an increase in marketed fleet utilization of 5.8% coupled with an increase in revenue per revenue day of $811. Cash provided by operating activities in 2003 decreased approximately $1.9 million, from $5.9 million for the year ended December 31, 2002. This decrease was primarily the result of an increase in customer receivables in 2003, which was driven by an increase in revenue of $11.1 million, coupled with an increase in days sales outstanding from 49 days in 2002 to 53 days in 2003.

Investing activities

Net cash used in investing activities was $65.5 million for the six months ended June 30, 2005 and net cash provided by investing activity was $459,000 for the six months ended June 30, 2004. The cash was used primarily to purchase Thornton Drilling Company for $27.2 million, and certain assets of SPA Drilling, L.P. for $20.3 million. In addition, the Company purchased two rigs from C&L Services, L.P. for use in the North Texas market for $8.0 million. The balance used in investing activities was spent on construction and upgrade of drilling rigs and related equipment. Net cash provided by investing activities for the first six months of 2004 consisted of $5.8 million for capital spending, offset by the proceeds of $6.3 million from the sale of our two Canada-based rigs. Net cash used in investing activities in the years ended December 31, 2004, 2003 and 2002 was $6.3 million (net of proceeds received from the sale of various assets of $7.1 million), $4.3 million and $6.0 million, respectively. The primary use of cash in all these periods was for the acquisition, construction and upgrade of drilling rigs and related equipment.

Financing activities

Net cash provided by financing activities was $56.0 million for the six months ended June 30, 2005 versus net cash used in financing activities of $2.3 million for the six months ended June 30, 2004. Net cash provided by financing activities in the first six months of 2005 consisted primarily of borrowings under our revolving credit facility of $35.7 million and equity investment of $20.0 million, both of which were used to acquire Thornton Drilling Company and certain assets of SPA Drilling, L.P. on April 1, 2005. For the year ended December 31, 2004, net cash used in financing activities was $265,000, including net borrowings related to the acquisition of two drilling rigs and related equipment, totaling $4.7 million, offset by debt repayments. For the year ended December 31, 2003, net cash used in financing activities was $2.7 million. Borrowings were made primarily to finance the purchase of trucks and bulldozers, which borrowings were offset by the repayment of our term loan and previous equipment financing arrangements of $2.8 million and $1.3 million, respectively. For the year ended December 31, 2002, net cash provided by financing activities was $2.3 million, including borrowings net of payment on our term loans totaling $2.6 million.

Credit facility

We entered into a Revolving Credit and Security Agreement with PNC Bank, as agent for a group of lenders, dated March 31, 2005, and subsequently amended on April 19, August 15, and October 5, 2005, which provides for a borrowing base equal to the lesser of $60,000,000 and the sum of 85% of eligible receivables and 75% of the liquidation value of eligible rig fleet equipment. There is a $7,500,000 sublimit for letters of credit. Amounts outstanding under the revolving credit facility bear interest at either (i) the higher of the Federal Funds Open Rate plus ½ of 1% or PNC Bank's base commercial lending rate (6.75% at October 21, 2005) or (ii) LIBOR plus 2.00% (6.37% at October 21, 2005). Those rates may increase by up to 0.50% for LIBOR loans or up to 0.25% for domestic rate loans if our fixed charge coverage ratio falls below certain targets.

Interest on outstanding loans is due monthly for domestic rate loans and at the end of relevant interest period for LIBOR loans. All outstanding principal and interest is due at maturity on March 30, 2009. As of October 21, 2005, we had $50,757,872 of outstanding loans under the Revolving Credit and Security Agreement and an additional $2,307,000 reserved for letters of credit. To date, the revolving credit facility has been used to pay for rig acquisitions and for working capital requirements. We intend to use a portion of the proceeds of this offering to repay amounts outstanding under the Revolving Credit and Security Agreement, but do not intend to terminate that agreement. The obligations under the revolving credit facility mature on March 30, 2009.

Equity investment

On April 1, 2005, we raised $20 million through a sale of shares of our common stock. The proceeds were used to acquire drilling rigs and for working capital requirements.

Capital expenditures

If current industry conditions continue, we expect our maintenance capital expenditure budget for 2005 to be approximately $15.0 million. We have made, and we expect we will be required to make, significant capital expenditures each year to keep our drilling rigs operational and to comply with environmental and other legal requirements. We will continue to review possible opportunities for the acquisition and new construction of additional rigs. While we have no agreements to acquire additional businesses or equipment, other than those described in this prospectus, suitable opportunities may arise in the future. We cannot predict the timing or success of any acquisition effort, the size of the associated potential capital commitments or if funding will be available to us on satisfactory terms.

Capital resources

We believe that the proceeds from this offering and cash flow from operations, together with our revolving credit facility, will be sufficient to fund our 2005 rig refurbishment program and to meet our other anticipated capital requirements for 2005. Our revolving credit facility limits net capital expenditures to $45 million in 2005 and $10 million in subsequent years, but those amounts are increased by permitted equity issuance proceeds, including proceeds from this offering. We do not believe that these restrictions will prevent us from funding our 2005 rig refurbishment program.

Inflation and changing prices

Contract drilling revenues do not closely track changes in general inflation levels, but rather are affected to a greater extent by the level of oil and natural gas exploration and development activity and the supply of equipment. Capital and operating costs are influenced to a larger extent by specific price changes in the oil and natural gas industry and to a lesser extent by changes in the general inflation level.

Contractual obligations

We do not have any routine purchase obligations. The following table excludes interest payments on long-term debt and capital lease obligations. The following table includes all of our contractual obligations of the types specified below at December 31, 2004.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Long-term debt(1)	$7,556,050	$3,421,551	$3,364,180	$770,319	—
Capital lease obligations	348,172	348,172	—	—	—
Operating lease obligations	1,066,418	605,342	408,576	52,500	—
Total	$8,970,640	$4,375,065	$3,772,756	$822,819	—

(1)	Does not include our Revolving Credit and Security Agreement with PNC Bank, which we entered into on April 1, 2005. As of October 21, 2005, we had $50,757,872 of loans outstanding under that facility. All amounts outstanding mature on March 30, 2009.

Off balance sheet arrangements

We do not currently have any off balance sheet arrangements, other than operating leases covered by the table in "Contractual obligations," above.

Net operating loss carry-forwards

As previously described, at December 31, 2004, we had tax net operating loss carry-forwards of $29.5 million, which have only been recognized to the extent of our existing deferred tax obligations, with the balance being reduced by a valuation allowance. This is due to our lack of historical profitability. As of June 30, 2005, the valuation allowance has been fully eliminated because of the existence of deferred tax liabilities related to our acquisition of Thornton Drilling. Prospectively, we must monitor our profitability to ensure these benefits are realized.

Forward-looking comments

1.	After the completion of this offering, we intend to relocate our headquarters to the Fort Worth, Texas, area. The relocation of our headquarters is expected to cost approximately $750,000 and will be recognized over the three fiscal quarters ending June 30, 2006.

2.	If this offering results in a valuation of our stock held by Union Drilling Company LLC of $223,716,009 (based on the mid-point of the range set forth on the cover page of this prospectus) we will recognize compensation expense. Compensation expense of $1.2 million would have been recognized at June 30, 2005, based upon Union Drilling Company LLC's ownership percentage of Union at that date and assuming the value indicated above.

3.	On November 7, 2005, we paid $250,000 to National Oilwell Varco for (i) an option to acquire three rigs and related equipment for an aggregate purchase price of $24 million and (ii) an option to acquire an option to acquire an additional three rigs and related equipment for an aggregate purchase price of $25.2 million. The first option must be exercised by December 15, 2005, and, if exercised, the $250,000 will be applied towards the purchase price for the first three rigs. The second option (to acquire the option) must be exercised by tendering an option payment of $1 million by December 15, 2005. If that option is acquired, it must be exercised by April 30, 2006, and if exercised, the $1 million will be applied to the purchase price for those additional three rigs. All six rigs, which are capable of horizontal and underbalanced drilling, would be scheduled for delivery during 2006.

New/Future accounting pronouncements

In December 2003, the SEC published Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. This SAB updates portions of the SEC staff's interpretive guidance provided in SAB No. 101 and included in Topic 13 of the Codification of Staff Accounting Bulletins. SAB No. 104 deletes interpretive material no longer necessary and conforms the interpretive material retained because of pronouncements issued by the FASB's EITF on various revenue recognition topics, including EITF 00-21, Revenue Arrangements with Multiple Deliverables. SAB No. 104 also incorporates into the SAB Codification certain sections of the SEC staff's Revenue Recognition in Financial Statements—Frequently Asked Questions and Answers. SAB No. 104 does not have a material impact on the Company's financial position and results of operations since the Company's revenue recognition practices previously conformed to the interpretations codified by SAB No. 104.

In December 2004, the FASB issued Statement No. 123 (Revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. As permitted by FASB No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The newly issued guidance will require the Company to use an estimated fair value approach to measure and recognize compensation expense for such grants in operations. The impact of adopting FASB No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. The impact of option grants measured on an estimated fair value basis on the Company's historic operations is included on a pro forma basis in the notes to the financial statements.

Quantitative and qualitative disclosures about market risk

We are usually subject to market risk exposure related to changes in interest rates on our outstanding floating rate debt. Our revolving credit facility provides for interest on borrowings under the facility at a floating rate, which was 6.75% as of October 21, 2005. An increase or decrease of 1% in the interest rate would have a corresponding decrease or increase in our net income (loss) of approximately $510,000 annually, based on the $50,757,872 outstanding as of October 21, 2005. We have not entered into any debt arrangements for trading purposes.

42

Business

General

We provide contract land drilling services and equipment, primarily to natural gas producers in the U.S. We commenced operations in 1997 with 12 drilling rigs and related equipment acquired from a predecessor that was providing contract drilling services under the name "Union Drilling." Through a combination of acquisitions and new rig construction, we have increased the size of our fleet to 69 land drilling rigs, of which 59 are marketed and ten are stacked. In the fourth quarter of 2005, we expect to take delivery of two newly constructed rigs, increasing the size of our fleet to 71 rigs.

Our principal operations are in the Appalachian Basin, extending from New York to Tennessee, the Arkoma Basin in eastern Oklahoma and western Arkansas, the Fort Worth Basin in northern Texas, the Piceance Basin in western Colorado, and the Uinta Basin in eastern Utah. These geological basins are generally characterized by unconventional natural gas formations with very low permeability rock, such as tight sands and shales, and coal seams with CBM deposits. According to the EIA, unconventional natural gas production has recently become the largest source of onshore U.S. natural gas supply, and the EIA projects that unconventional production will continue to increase through 2025 and that conventional production will decrease over the same period. If this projection proves to be accurate, the demand for drilling rigs capable of performing drilling services required to develop unconventional natural gas reserves could increase significantly.

Substantially all of our rigs operate in unconventional natural gas producing areas, where specialized drilling techniques are required to develop unconventional natural gas resources efficiently. Horizontal drilling is a specialized drilling technique intended to increase the exposure of the wellbore to the natural gas producing formation and increase drainage rates and production volumes. We have equipped 32 of our 69 rigs for drilling horizontal wells. As many of these areas are also characterized by hard rock formations entailing more difficult drilling penetration conditions, we have equipped 40 of our 69 rigs with air compression systems to provide underbalanced drilling, which results in higher penetration rates through hard rock formations when compared to traditional fluid-based circulation systems. In response to rising demand from our customers for equipment that is capable of drilling wells horizontally into unconventional natural gas formations and providing underbalanced drilling services, we have increased our fleet of drilling rigs capable of efficiently serving these markets through acquisitions and new rig construction.

In response to rising demand from our customers for equipment that is capable of efficiently drilling wells in unconventional natural gas formations, we have completed several transactions in 2005 aimed at enhancing our ability to serve these markets. In April 2005, we acquired Thornton Drilling Company, which owned a fleet of 12 rigs and leased a thirteenth rig operating in the Arkoma Basin, and eight rigs from SPA Drilling L.P., five of which are targeting the Barnett Shale formation in the Fort Worth Basin. In June 2005, we acquired two more rigs targeting the Barnett Shale formation in the Fort Worth Basin. These transactions substantially expanded our unconventional natural gas contract drilling operations beyond our traditional markets in the Appalachian Basin and the Rocky Mountains. In addition to these acquisitions, over the past three years we have purchased five newly constructed rigs and have devoted significant capital expenditures to upgrade other rigs in our fleet for underbalanced and horizontal drilling. These investments have positioned our fleet to capitalize on our customers' rapidly growing unconventional resource exploration and development activity.

Key industry trends

Our business depends primarily on the level of drilling activity by natural gas producers. The number of wells producers drill is strongly influenced by recent trends in oil and gas prices, current prices, and the outlook for future oil and natural gas prices.

We believe that the following trends in our industry should benefit our operations:

•	Depletion of U.S. natural gas basins. As illustrated by the EIA data depicted in the following chart, between 1980 and 2003, the number of producing natural gas wells in the U.S. more than doubled, from 182,000 to over 383,000 wells, while natural gas production was essentially flat. This resulted in a corresponding decrease of over 50% in the annual natural gas production per well over the period from 1980 to 2003. More recently, in the period from 1999 to 2003, the number of producing natural gas wells in the U.S. grew by 30%, or over 81,000 wells, while natural gas production grew only marginally from 17.6 Tcf to 17.7 Tcf. Furthermore, in 2003, over 50% of natural gas produced in the U.S. was from wells less than three years old. In fact, natural gas produced from recently drilled wells, as a percentage of total U.S. natural gas production, has been steadily increasing in recent years. If these trends continue, progressively more wells must be drilled to maintain current U.S. natural gas production.

U.S. natural gas wells and production

•	Inability to expand natural gas imports rapidly. According to the EIA, in 2003, 15% of U.S. natural gas demand was satisfied by net imports. Of these net imports of approximately 3.3 Tcf, 2.9 Tcf, or 86%, were via pipeline, primarily from Canada. The balance of 0.4 Tcf was imported liquefied natural gas (LNG). The EIA projects that Canadian imports of natural gas will decrease and LNG imports will continue to increase to meet growing natural gas demand in the U.S. While major investments are being made to increase LNG import capacity, the EIA estimates that LNG imports will still satisfy less than 10% of total U.S. natural gas demand by 2010.

•	Trend towards drilling and developing unconventional natural gas resources. Due to declines in production from conventional natural gas resources, improvements in extraction technologies and sustained increases in natural gas prices, natural gas producers increasingly are exploring for and developing unconventional natural gas resources. Unconventional resource formations are often characterized by continuous sands yielding significant low-risk drilling inventories and longer-lived production. According to the EIA, unconventional natural gas production has recently become the largest source of onshore U.S. natural gas supply. The EIA projects that onshore unconventional natural gas production will continue to increase, growing from 6.6 Tcf in 2003 to 8.6 Tcf in 2025 and from 53% of total onshore production in the lower 48 States in 2003 to 63% in 2025.

•	High natural gas prices. While U.S. natural gas prices have historically been volatile, average prices have increased for three consecutive years through the first half of 2005, as indicated by the average annual NYMEX near month natural gas contract price. We believe that if high natural gas prices in the U.S. are sustained, there will be increased exploration and development drilling activity.

NYMEX near month natural gas contract prices & yearly averages

•	Increases in dayrates and operating margins for land drilling. Higher oil and natural gas prices, coupled with accelerating decline rates of U.S. natural gas production, have prompted an increase in drilling activity, resulting in increased rig utilization and improvements in dayrates, other contract terms and cash margins.

Competitive strengths

Our competitive strengths include:

•	Expertise in the exploitation and development of unconventional resource formations. Many of our rigs are equipped to provide horizontal and underbalanced drilling services, which are drilling techniques that are commonly used by operators to develop unconventional resource formations, including low permeability natural gas bearing rock, such as tight sands and shales, and coal seams with CBM deposits. Beyond the Appalachian Basin, we have significant market positions in the Fort Worth Basin in northern Texas, targeting primarily the Barnett Shale, the Arkoma Basin in the Mid-Continent region and the Piceance and Uinta Basins in the Rocky Mountain region. All of these basins are known to contain extensive unconventional natural gas reserves. Our recent acquisition activity has been focused on expanding our operations in the Fort Worth and Arkoma Basins.

•	Specialized rig fleet that can be mobilized to capitalize on pricing differentials in our core drilling markets. We have assembled our rig fleet with an emphasis on maintaining relatively consistent technical specifications across our asset base. This affords us the flexibility to transfer assets to more attractive drilling markets in which we have a presence in pursuit of higher value opportunities. We maintain a market presence in some of the fastest growing oil and natural gas producing regions in the U.S., allowing us to respond quickly to changes in market conditions by reallocating underutilized assets to satisfy growing demand in particular regions. We currently have an inventory of underutilized assets in the Appalachian Basin capable of providing underbalanced and horizontal drilling services. We believe that these assets can be transferred into more attractive, less seasonal drilling markets, like the Fort Worth Basin, increasing overall fleet utilization and dayrates at minimal incremental costs. In the past year, we transferred four rigs from the Appalachian Basin to our other markets, which increased overall utilization at attractive economics and had the additional benefit of tightening rig supply in the Appalachian Basin.

•	Disciplined, opportunistic acquirer of drilling equipment. Since our inception, we have acquired a total of 75 previously owned drilling rigs, including rigs that we have subsequently sold, and four newly built rigs. Those previously owned drilling rigs were acquired for an aggregate purchase price approximately equal to the appraised value of such rigs, as determined by specialized independent appraisal firms.

•	Leading market share position in the Appalachian Basin, with a fleet capable of servicing the rapid growth in unconventional natural gas development activity. We have the largest rig fleet capable of providing horizontal and underbalanced drilling services in the Appalachian Basin. Our leading presence in the Appalachian Basin permits us to dedicate greater resources than our regional competitors to the pursuit of new business opportunities and creates natural barriers to entry for competitors not currently active in the region.

•	Experienced and capable management team. Our management team has extensive experience across multiple lines of business in the oilfield services and exploration and production sectors, spanning several industry cycles. From the senior ranks through the operating level, our management team also has extensive experience in our core regions of operation, which provides us with knowledge of and insights into the activities and preferences of our key customers.

Our strategy

Our strategy is to:

•	Increase the number of rigs in our fleet capable of horizontal and underbalanced drilling. We believe that we can expand our horizontal and underbalanced drilling capabilities by reconfiguring rigs within our existing fleet through the purchase and installation of certain rig components necessary for these operations. In addition to rig conversions, we also intend to continue to expand opportunistically our horizontal and underbalanced drilling capabilities through selective acquisitions and new rig construction. We believe that increasing our emphasis on premium capability assets provides us with some protection against seasonality and industry downturns.

•	Redeploy underutilized rigs to more attractive markets. We continuously seek to redeploy assets from our inventory of underutilized rigs to more active, supply constrained drilling markets. We specifically look for opportunities to transfer rigs into markets in which the technical specifications of our assets are well suited to the types of drilling activity commonly conducted in those markets.

•	Identify and execute acquisitions of rigs at attractive valuations. We continue to evaluate acquisition opportunities in an effort to increase our fleet of rigs that are capable of working in markets in which we observe increasing exploration and production capital spending, such as the Fort Worth Basin in northern Texas, parts of the Arkoma Basin and the Rocky Mountain region. We typically pursue acquisitions of assets that complement the technical specifications of our existing rig fleet and leverage our core competencies as a drilling contractor.

•	Selectively pursue longer term contract work at attractive dayrates. Drilling activity in the U.S. onshore market is at a level that is high by historical standards. As demand from oil and natural gas producers for drilling rigs has increased, the supply of available rigs has become increasingly scarce. In response to tightening market conditions, oil and natural gas producers have been more receptive to committing to longer term contracts, which in some cases are greater than one year in duration, at attractive dayrates. We are seeking attractively priced longer term contracts in an effort to reduce dayrate volatility, increase utilization, and improve the overall risk profile of our business, particularly in situations where we are building new rigs or incurring significant capital expenditures to upgrade rigs for specific customer requirements.

Our markets

Appalachian Basin

We provide drilling services to customers engaged in developing unconventional natural gas formations throughout the Appalachian Basin. The Appalachian Basin is one of the largest hydrocarbon producing regions in North America, covering approximately 72,000 square miles in the states of Kentucky, New York, Ohio, Pennsylvania, Tennessee, Virginia and West Virginia. The Basin is characterized by highly porous sandstones alternating with less porous shales, at depths of 3,000 to 6,000 feet.

Since the mid 1970's, significant resources have been committed to developing the natural gas bearing Clinton/Medina sands in northwestern Pennsylvania, western New York and eastern Ohio. The Clinton/Medina sands, which are 4,000 to 6,000 feet in depth, generally have very low porosities and permeabilities. To recover natural gas from this formation, fracturing techniques are used to increase permeability, allowing the natural gas to flow to the surface.

More recently, producers have been increasing capital spending focused on the development of the deeper Trenton/Black River formations, which are at depths approaching 10,000 feet. Deeper Trenton/Black River wells are vertically drilled on air in an underbalanced state prior to drilling a several thousand foot horizontal section in the formation on fluid. These wells are typically significantly more prolific than more conventional Clinton/Medina wells, with initial production rates ranging from 10 to 20 Mmcf/day and gross reserves per well ranging from 8 to 10 Bcf. We have most of the equipment in the Appalachian Basin capable of drilling Trenton/Black River wells.

Natural gas also is found in shallow coal seams throughout the Appalachian Basin, which is commonly referred to as CBM. In recent years, natural gas producers have begun to exploit these CBM formations, due to advances in extraction technology and higher energy prices. In addition to exploration and development activity on behalf of more traditional natural gas producers, coal companies have engaged in the development of CBM formations in order reduce the concentration of these deposits in advance of mining operations, reducing the risk of underground fires or explosions. We support each of these activities with rigs that drill horizontally into the coal seams, providing faster drainage than vertical drilling. We also have rigs that work for coal companies in advance of coal mining operations to extract metal casing and other materials from existing wells, to reduce the possibility of underground fires or explosions during mining.

We market 30 drilling rigs and store four stacked rigs in the Appalachian Basin. The following table sets forth certain information with respect to each of these marketed rigs as of October 21, 2005.

Rig No.	Horizontal drilling capability	Underbalanced drilling capability	Current activity
			Type	Contract	Play
53	X	X	Horizontal	Daywork	CBM(1)
55	X	X	Horizontal	Daywork	CBM
24		X	Vertical	Footage	Clinton(2)
25		X	Vertical	Footage	Clinton
34		X	Vertical	Footage	Clinton
35		X	Vertical	Footage	Clinton
36		X	Vertical	Footage	Clinton
37		X	Vertical	Footage	Clinton
39	X	X	Vertical	Daywork	Devonian(3)
46	X	X	Horizontal	Daywork	Oriskany(4)
51	X	X	Horizontal	Daywork	Oriskany
21	X	X	Horizontal	Daywork	TBR(5)
43	X	X	Horizontal	Daywork	TBR
48	X	X	Horizontal	Daywork	TBR
52	X	X	Horizontal	Daywork	TBR
54	X	X	Horizontal	Daywork	TBR
1			Coal(6)	Daywork	N/A
2			Coal	Daywork	N/A
8			Coal	Daywork	N/A
10			Coal	Daywork	N/A
18			Coal	Daywork	N/A
20			Coal	Daywork	N/A
31			Coal	Daywork	N/A
41			Coal	Daywork	N/A
42			Coal	Daywork	N/A
4		X	Storage(7)	Daywork	N/A
3	X	X	Available for service but inactive
5		X	Available for service but inactive
15		X	Available for service but inactive
45	X	X	Available for service but inactive

(1)	Coalbed methane development.

(2)	Clinton/Medina development.

(3)	Devonian development.

(4)	Oriskany development.

(5)	Trenton/Black River exploration and development.

(6)	Re-drilling and plugging operations in advance of long wall coal mining.

(7)	Natural gas storage operations, primarily for FERC-regulated companies.

Our principal competitors in the Appalachian Basin are primarily smaller, family-owned companies that serve fragmented markets within the Basin.

In the last two years, we have witnessed a significant increase in acquisitions and divestitures of oil and gas properties in the Appalachian Basin, which we believe to be directly attributable to the appreciation of natural gas prices over the same period of time and the corresponding improvement in the economics of producing natural gas. Acquisition activity has been driven by a broad universe of buyers, comprised of both publicly traded independent oil and natural gas companies who have actively sought to expand their operations in the region, and a number of financial investors who have shown an active interest in the region. We believe that the recent buyers of oil and natural gas properties in the region intend to increase the level of drilling activity on the properties which they have acquired in an effort to enhance the return on the capital invested in the acquisition of the property. We believe the increased level of acquisition activity should produce an acceleration of drilling activity in the Appalachian Basin that will inure to our benefit. The chart below shows acquisition activity in the Appalachian Basin categorized by type of acquirer.

Appalachian Basin upstream acquisition activity

Source: J.S. Herold

Note: Transactions greater than $50 million

Arkoma Basin

The Arkoma Basin includes portions of western Arkansas and eastern Oklahoma covering an area of about 33,800 square miles. The area is characterized by organically rich rock layers that produce natural gas at depths averaging 7,000 feet. Most natural gas directed drilling in the Arkoma Basin is conducted by rigs equipped with air compression equipment for underbalanced drilling operations.

More recently, operators have been leasing acreage to develop shallower natural gas-bearing formations, known as the Fayetteville Shale on the Arkansas side and the Caney Shale on the Oklahoma side of the Arkoma Basin. These Mississippian age formations, existing at depths of 1,500 to 6,500 feet, are geologically similar to the Barnett Shale formation in northern Texas. Within the Fayetteville Shale, one producer has amassed a substantial acreage position and has recently commenced a horizontal drilling pilot program, which in its early stages has yielded results comparable to what has been achieved in some of the more prolific unconventional resource plays in North America.

Currently, the majority of our rigs in the Arkoma Basin are drilling horizontally into the Hartshorne coal seam, which is found at depths of 300 to 4,000 feet throughout the Arkoma Basin. Unlike CBM plays in other parts of the U.S., the Hartshorne coal seams produce very little water and allow for rapid production of CBM after a well is completed. The typical CBM well we drill in this market is 2,500 to 3,000 feet deep with a horizontal section of similar length. While this play began with vertical drilling, it is now almost exclusively drilled horizontally.

We market 14 drilling rigs in the Arkoma Basin. The following table sets forth certain information with respect to each of these rigs as of October 21, 2005.

Rig No.	Horizontal drilling capability	Underbalanced drilling capability	Current activity
			Type	Contract	Play
38	X	X	Horizontal	Daywork	Caney(1)
40	X	X	Horizontal	Daywork	CBM(2)
104	X	X	Horizontal	Daywork	CBM
105	X	X	Horizontal	Daywork	CBM
108	X	X	Horizontal	Daywork	CBM
109	X	X	Horizontal	Daywork	CBM
114	X	X	Horizontal	Daywork	CBM
115	X	X	Horizontal	Daywork	CBM
117	X	X	Vertical	Footage	CBM
119	X	X	Horizontal	Daywork	CBM
110		X	Vertical	Daywork	Conventional(3)
112		X	Vertical	Daywork	Conventional
116		X	Vertical	Daywork	Conventional
118(4)	X	X	Vertical	Daywork	Conventional

(1)	Caney Shale exploration and development.

(2)	Coalbed methane development.

(3)	Conventional Arkoma Basin development.

(4)	Leased from Stephens Production Co. Inc.

Our principal competitor in the Arkoma Basin is Nabors Industries Inc.

Northern Texas

The Barnett Shale formation, found near Fort Worth, Texas, at average depths of 6,500 to 8,500 feet, is the largest natural gas field in Texas. Although natural gas deposits were discovered in the Barnett Shale several decades ago, the technology necessary to economically exploit lower permeability reservoir rock was not available. The use of horizontal drilling to develop the formation, combined with the application of multi-stage fracturing techniques, has opened this formation to extensive drilling. More than 2,000 wells have been drilled in the past five years and production has grown rapidly, from 79.0 Bcf in 2000 to 368.1 Bcf in 2004.

We market 11 drilling rigs and store four stacked rigs in northern Texas. The following table sets forth certain information with respect to each of these marketed rigs as of October 21, 2005.

Rig No.	Horizontal drilling capability	Underbalanced drilling capability	Current activity
			Type	Contract	Play
205	X		Horizontal	Daywork	Barnett(1)
206			Vertical	Footage	Barnett
207	X		Horizontal	Daywork	Barnett
209	X		Horizontal	Daywork	Barnett
211	X		Horizontal	Daywork	Barnett
212	X		Horizontal	Daywork	Barnett
214	X		Horizontal	Daywork	Barnett
33			Vertical	Daywork	Permian(2)
201			Vertical	Footage	Permian
203			Vertical	Footage	Permian
210			Vertical	Footage	Permian

(1)	Northern Texas Barnett Shale development.

(2)	Eastern Permian Basin oil development.

Our principal competitors in northern Texas are Patterson-UTI and Nabors.

The Rocky Mountains

According to U.S. Geological Survey (USGS) estimates, the Rocky Mountain region has the largest quantity of natural gas resources in the U.S., most of which are considered to be unconventional. Our operations are focused in the Uinta Basin in eastern Utah and the Piceance Basin in western Colorado. Nearly all of the recoverable natural gas reserves in these basins are contained in unconventional formations. Natural gas in the Uinta Basin is produced from three tight sand formations. The Piceance basin is characterized by thick natural gas accumulations primarily in the Williams Fork formation. Calgary-based EnCana has been one of the most active developers of the Piceance Basin. Through continuous drilling and the implementation of multiple-stage fracturing techniques, production from EnCana's Mamm Creek field has grown from 25 Mmcf per day in 2000 to 220 Mmcf per day in the third quarter of 2004.

The Uinta Basin also has deposits of black wax oil at depths of 5,500 to 6,500 feet. This oil has a high paraffin content that makes it viscous and non-pourable at room temperature, and it must be extracted, transported and refined with equipment specifically designed to handle it. Two of our rigs that were previously drilling for natural gas in this market are currently drilling black wax oil wells.

We market four drilling rigs and store two stacked rigs in the Rocky Mountains. The following table sets forth certain information with respect to each of these marketed rigs as of October 21, 2005.

Rig No.	Horizontal drilling capability	Underbalanced drilling capability	Current activity
			Type	Contract	Play
32	X	X	Horizontal	Daywork	Piceance(1)
47	X	X	Horizontal	Daywork	Piceance
7	X	X	Vertical	Daywork	Uinta Oil(2)
14	X	X	Vertical	Daywork	Uinta Oil

(1)	Piceance Basin development.

(2)	Uinta Basin Lower Green River heavy wax oil drilling.

Our principal competitors in the Rocky Mountains are Nabors and Patterson-UTI.

Customers and marketing

Our customers are principally independent natural gas producers. We market our drilling rigs primarily on a regional basis, through employee marketing representatives. Repeat business from previous customers accounts for a substantial portion of our business. Traditionally, our rigs have been contracted on a well by well basis. With the recent strengthening of market conditions, however, we are witnessing a shift in contract terms towards longer duration contracts.

Our drilling rigs are also used to a lesser extent by coal and regulated natural gas storage companies to plug old wells. We also have occasionally drilled for potash, salt and other chemicals as well as provided underground sequestration of carbon dioxide produced by coal fired power plants.

We market our rigs to a number of customers. In 2004, we drilled wells for 55 different customers, compared to 55 customers in 2003 and 61 customers in 2002. Thirty-two of our customers in 2004 were customers for whom we did not provide drilling services in 2003. The following table shows our three largest customers as a percentage of our total contract drilling revenue for each of our last three years.

Year	Customer	Total contract drilling revenue percentage
2004	Fortuna	16.3%
	CONSOL	14.3%
	Columbia Natural Resources	12.6%
	Total	43.2%
2003	Equitable Resources	10.8%
	CONSOL	10.4%
	Fortuna	9.5%
	Total	30.7%
2002	CONSOL	10.1%
	Triana	7.5%
	Great Lakes Energy	7.3%
	Total	24.9%

Types of drilling contracts

Our contracts for drilling natural gas wells are obtained either through competitive bidding or through direct negotiations with customers. Our oil and natural gas drilling contracts provide for compensation on a "daywork" or "footage" basis. In 2004, approximately 62% of our revenues were derived from daywork contracts. Most of the wells we drilled pursuant to footage contracts were drilled in our Northern Appalachian region. Contract terms we offer generally depend on the complexity and risk of operations, the on site drilling conditions, the type of equipment used and the anticipated duration of the work to be performed. Our contracts generally provide for the drilling of a single well or a series of wells and typically permit the customer to terminate on short notice.

Daywork contracts.    Under daywork contracts, we provide a drilling rig with required personnel to the operator, who supervises the drilling of the well. We are paid based on a negotiated fixed rate per day while the rig is utilized. The rates for our services depend on market and competitive conditions, the nature of the operations to be performed, the duration of the work, the equipment and services to be provided, the geographic area involved and other variables. Lower rates may be paid when the rig is in transit, or when drilling operations are interrupted or restricted by conditions beyond our control. In addition, daywork contracts typically provide for a separate amount to cover the cost of mobilization and demobilization of the drilling rig. Daywork drilling contracts generally specify the type of equipment to be used, the size of the hole and the depth of the well. Under a daywork drilling contract, the customer bears a large portion of out-of-pocket costs of drilling and we generally do not bear any part of the usual capital risks associated with oil and natural gas exploration.

Footage contracts.    Under footage contracts, we are paid a fixed amount for each foot drilled, regardless of the time required or the problems encountered in drilling the well. We pay more of the out-of-pocket costs associated with footage contracts compared to daywork contracts. We provide technical expertise and engineering services, as well as most of the equipment required for the well, and are compensated when the contract terms have been satisfied. Many of our footage contracts now provide for conversion to daywork rates under certain specified unexpected conditions.

The risks under footage contracts are greater than under daywork contracts because we assume more of the risks associated with drilling operations generally assumed by the operator in a daywork contract, including risk of blowout, loss of hole, lost or damaged drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies, cost escalation and personnel. Historically, the percentage of revenues derived from footage contracts has decreased from over 50% in the early 2000's to approximately 38% currently. We expect this percentage to decline further in the future. Currently only ten of our 69 rigs are working on a footage basis. Many of our footage contracts now have provisions whereby some or all of the risks associated with geological issues and down hole mechanical matters have been shifted to our customers. The transfer of this risk is done by contractually transferring the drilling services from a footage drilled basis to an hourly based daywork type contract when unforeseen or uncontrollable events are encountered during the drilling process. When this occurs, the contract also provides for the transfer of third party costs and tangible items such as drill bits from us to our customers during these unforeseen problematic periods.

Our rig fleet

General

A land drilling rig consists of engines, a hoisting system, a rotating system, pumps and related equipment to circulate drilling fluid, blowout preventers and related equipment. Diesel or gas engines are typically the main power sources for a drilling rig. Power requirements for drilling jobs may vary considerably, but most land drilling rigs employ two or more engines to generate between 500 and 2,000 horsepower, depending on well depth and rig design. Most drilling rigs capable of drilling in deep formations, involving depths greater than 15,000 feet, use diesel electric power units to generate and deliver electric current through cables to electrical switch gears, then to direct current electric motors attached to the equipment in the hoisting, rotating and circulating systems.

There are numerous factors that differentiate land drilling rigs, including their power generation systems and their drilling depth capabilities. The actual drilling depth capability of a rig may be less than or more than its rated depth capability due to numerous factors, including the size, weight and amount of the drill pipe on the rig. The intended well depth and the drill site conditions determine the amount of drill pipe and other equipment needed to drill a well. Generally, land rigs operate with crews of five to six persons.

Derrick hookload capacity and rig horsepower are the main drivers of depth rating on a vertical rig. They determine a rig's ability to lower, hoist and suspend casing and drilling pipe weight in the wellbore. Relative to total measured depth, horizontal wells have lower requirements on hookload and horsepower because casing, which is used to isolate the natural gas bearing formation from other geological features, is not run into the horizontal section of the well and once drill pipe is laying horizontally, its suspended weight and the power required to raise it decreases compared to a vertical wellbore of the same length. Circulating systems, which can be based on either fluid or compressed air, are used while drilling to evacuate cuttings and prevent the pipe from becoming stuck in the wellbore. Relative to vertical wells of the same measured depth, horizontal wells require greater circulating capability to move the cuttings from the horizontal section through a 90 degree curve to the initial vertical section of the wellbore.

We own 69 drilling rigs, of which 59 are actively marketed. A land drilling rig of the general type we operate consists of engines, drawworks, mast, pumps, blowout preventers, drill pipe, air drilling and percussion packages consisting of compressors and boosters, and related equipment. The size and type of rig utilized depends, among other factors, upon well depth and site conditions. An active maintenance and replacement program during the life of a drilling rig permits upgrading of components on an individual basis. Over the life of a typical rig, due to the normal wear and tear of operating up to 24 hours a day, several of the major components, such as engines, air compressors, boosters and drill pipe, are replaced or rebuilt on a periodic basis as required. Other components, such as the substructure, mast and drawworks, can be utilized for extended periods of time with proper maintenance.

Our rigs are mechanical, truck-mounted or portable, equipped for fluid and air drilling and are capable of year-round operations. These configurations give us the ability to drill virtually all types of wells drilled in our markets. Due to the geologic characteristics in our markets, most of the wells drilled in these areas utilize air drilling. We believe that air drilling provides advantages over traditional drilling techniques when drilling through hard rock formations. These advantages include improved drilling penetration rates, limited amount of fluids lost into the formation and minimized formation damage. We believe that we have drilled more wells using air drilling techniques than any other U.S. contractor.

We also own various vehicles and other ancillary equipment used in the operation of our rigs. This equipment consists of bulldozers, trucks and other support equipment.

We believe that our drilling rigs and other related equipment are in good operating condition. Our employees perform periodic maintenance and minor repair work on our drilling rigs. We rely on various oilfield service companies for major repair work and overhaul of our drilling equipment when needed. We also engage in periodic improvement of our drilling equipment. In the event of major breakdowns or mechanical problems, our rigs could be subject to significant idle time and a resulting loss of revenue if the necessary repair services are not immediately available.

Competition

We encounter substantial competition from other drilling contractors. Our primary market areas are highly fragmented and competitive. The fact that drilling rigs are mobile and can be moved from one market to another in response to market conditions heightens the competition in the industry. Our principal competitors vary by region. See "—Our markets."

We believe rig capability, pricing and rig availability are the primary factors our potential customers consider in determining which drilling contractor to select. In addition, we believe the following factors are also important:

•	the mobility and efficiency of the rigs;

•	the safety records of the rigs;

•	crew experience and skill;

•	customer relationships;

•	the offering of ancillary services; and

•	the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques.

While we must be competitive in our pricing, our competitive strategy generally emphasizes the quality of our equipment, the safety record of our rigs and the experience of our rig crews to differentiate us from our competitors.

Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services improves in a region where we operate, our competitors might respond by moving in suitable rigs from other regions.

Many of our competitors have greater financial, technical and other resources than we do. Their greater capabilities in these areas may enable them to:

•	better withstand industry downturns;

•	compete more effectively on the basis of price and technology;

•	better retain skilled rig personnel; and

•	build new rigs or acquire and refurbish existing rigs so as to be able to place rigs into service more quickly than us in periods of high drilling demand.

Raw materials

The materials and supplies we use in our drilling operations include fuels to operate our drilling equipment, drill pipe and drill collars. We do not rely on a single source of supply for any of these items. From time to time during periods of high demand we have experienced shortages.

Shortages result in increased prices for drilling supplies that we are not always able to pass on to customers. In addition, during periods of shortages, the delivery times for drilling supplies can be substantially longer. Any significant delays in our obtaining drilling supplies could limit drilling operations and jeopardize our relationships with customers. In addition, shortages of drilling equipment or supplies could delay and adversely affect our ability to obtain new contracts for our rigs, which could have an adverse effect on our financial condition and results of operations.

Seasonality

Certain of our operations in the Appalachian Basin are conducted in areas subject to extreme weather conditions, and often in difficult terrain. During certain parts of the year, primarily in the winter and the spring, our operations are often hindered because of cold, snow or muddy conditions. Certain state and local governments impose restrictions on the movement of our equipment during parts of the year when the roads are susceptible to damage from the movement of heavy equipment. These restrictions are known as "frost laws." Our operations are also limited from time to time by the practical difficulty of operating in certain weather conditions.

In the southern Appalachian Basin, our operations are limited primarily by winter weather in the fourth quarter and the first quarter. In the northern Appalachian Basin, our operations are limited primarily by the frost laws, in the first quarter and the second quarter.

Facilities

Our headquarters are in Bridgeville, Pennsylvania, which is in the Pittsburgh area. We lease approximately 6,000 square feet of office space for our principal executive offices. After the completion of this offering, we intend to relocate our headquarters to the Fort Worth, Texas, area. However, no specific location has yet been identified and no lease or other commitments have been entered into. Our contract drilling operations are conducted from six field offices.

From our Northern Appalachian office in Punxsutawney, Pennsylvania, we provide oil and natural gas contract drilling services to the northern region of the Appalachian Basin. The northern region of the Appalachian Basin includes the states of Ohio, New York and the northern half of Pennsylvania. The office is located in a leased facility that includes approximately 39,600 square feet of warehouse space, 25,000 square feet of office space and yard space.

From our Central Appalachian office in Buckhannon, West Virginia, we provide contract drilling services to the entire state of West Virginia, as well as southern Pennsylvania, Maryland and New York. This office also serves federally regulated natural gas storage customers and the coal mining industry, with a group of rigs specifically equipped for these two specialty markets. We own approximately 36 acres of land in Buckhannon, on which we have 4,900 square feet of office space and 32,400 square feet of warehouse space.

From our Southern Appalachian office in Norton, Virginia, we provide contract drilling services to the natural gas industry in the southern region of the Appalachian Basin. This office's primary areas of operation include southwestern Virginia, eastern Kentucky, southern West Virginia and the entire state of Tennessee. We lease a facility in Norton that includes approximately 36,000 square feet of warehouse space, 4,940 square feet of office space and yard space.

From our northern Texas office in Abilene, Texas, we provide contract drilling services in the Fort Worth Basin as well as in the Abilene area. We lease a facility in Abilene, Texas, that includes approximately 9,000 square feet of warehouse space, 2,500 square feet of office space and yard space. In addition, we recently acquired 16 acres of land in Cresson, Texas, which will become the site of our Fort Worth Basin operations.

From our Oklahoma office in Pocola, Oklahoma, we provide contract drilling services in the Arkoma Basin. We own approximately 48 acres of land in Pocola, on which we have 4,800 square feet of office space and 8,000 square feet of warehouse space. In addition, we own five acres of land in Dewey, Oklahoma with 534 square feet of office space and two buildings with 7,200 square feet of warehouse space. We also own 2.5 acres of land in McCurtain, Oklahoma, and 1,420 square feet of office space in Bartlesville, Oklahoma.

From our Rocky Mountain office in Vernal, Utah, we provide oil and natural gas contract drilling services primarily in the state of Utah, but also occasionally conducts operations in Colorado. We lease a facility in Vernal that includes approximately 2,500 square feet of warehouse space.

We also own or lease other properties in our market areas for storage and similar uses.

We consider all of our facilities to be in good operating condition and adequate for their present uses.

Employees

We currently have approximately 1,200 employees. Approximately 133 of these employees are salaried administrative or supervisory employees. The rest of our employees are hourly employees who operate or maintain our drilling rigs and rig-hauling trucks. The number of hourly employees fluctuates depending on the number of drilling projects we are engaged in at any particular time. None of our employment arrangements is subject to collective bargaining arrangements.

Our operations require the services of employees having the technical training and experience necessary to obtain the proper operational results. As a result, our operations depend, to a considerable extent, on the continuing availability of such personnel. Shortages of qualified personnel are occurring in our industry, and we have sometimes encountered difficulty in hiring and retaining qualified rig crews. If we should suffer any material loss of personnel to competitors or are unable to employ additional or replacement personnel with the requisite level of training and experience to adequately operate our equipment, our operations could be materially and adversely affected. While we are committed to keeping our wage rates competitive, and believe that our relationships with our employees are satisfactory, a significant increase in the wages paid by other employers could result in a reduction in our workforce, increases in wage rates, or both. The occurrence of either of these events for a significant period of time could have a material and adverse effect on our financial condition and results of operations.

Operating hazards and insurance

Our operations are subject to many hazards inherent in the land drilling business, including, for example, blowouts, craterings, fires, explosions, loss of well control, poisonous gas emissions, loss of hole, damaged or lost drill strings, and damage or loss from inclement weather. These hazards could cause personal injury or death, serious damage to or destruction of property and equipment, suspension of drilling operations, or substantial damage to the environment, including damage to producing formations and surrounding areas. Generally, we seek to obtain indemnification from our customers by contract for some of these risks. To the extent not transferred to customers by contract, we seek protection against some of these risks through insurance, including property casualty insurance on our rigs and drilling equipment, commercial general liability, which has coverage extension for underground resources and equipment coverage, commercial contract indemnity, commercial umbrella and workers' compensation insurance.

Our insurance coverage for property damage to our rigs and drilling equipment is based on our estimate of the cost of comparable used equipment to replace the insured property. There is a deductible of $100,000 per occurrence on rigs and $25,000 per occurrence on equipment.

Our third party liability insurance coverage under the general liability policy is $1 million per occurrence, with a self-insured retention of $10,000 per occurrence. The commercial umbrella policy coverage is $20 million per occurrence, with a self-insured retention of $10,000 per occurrence. We believe that we are adequately insured for liability and property damage to others with respect to our operations. However, such insurance may not be sufficient to protect us against liability for all consequences of well disasters, extensive fire damage or damage to the environment.

We maintain worker's compensation insurance in all states in which we operate. The states of West Virginia and Ohio are exclusive with regard to this coverage. We pay premiums to those states directly based upon the payroll related to our employees living in those states. In all other states, with the exception of Texas, which has a $1,000 deductible, and Oklahoma and Arkansas, which are under a fully insured program, we maintain a $100,000 deductible for each accident, with a $1.9 million aggregate limit to our exposure in the current policy year, which expires in November 2005.

Government regulation and environmental matters

General

Our operations are affected from time to time and in varying degrees by political developments and federal, state and local environmental, health and safety laws and regulations. In particular, oil and natural gas production, operations and economics are or have been affected by price controls, taxes and other laws relating to the oil and natural gas industry, by changes in such laws and by changes in administrative regulations. Although significant capital expenditures may be required to comply with such laws and regulations, to date, such compliance costs have not had a material adverse effect on our earnings or competitive position. In addition, our operations are vulnerable to risks arising from the numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection.

Environmental regulation

Our activities are subject to existing federal, state and local laws and regulations governing environmental quality, pollution control and the preservation of natural resources. These laws and regulations concern, among other things, air emissions, the containment, disposal and recycling of waste materials, and reporting of the storage, use or release of certain chemicals or hazardous substances. Numerous federal and state environmental laws regulate drilling activities and impose liability for discharges of waste or spills, including those in coastal areas. We have conducted drilling activities in or near ecologically sensitive areas, such as wetlands and coastal environments, which are subject to additional regulatory requirements. State and federal legislation also provide special protections to animal and aquatic life that could be affected by our activities. In general, under various applicable environmental programs, we may potentially be subject to regulatory enforcement action in the form of injunctions, cease and desist orders and administrative, civil and criminal penalties for violations of environmental laws. We may also be subject to liability for natural resource damages and other civil claims arising out of a pollution event.

Except for the handling of solid wastes directly generated from the operation and maintenance of our drilling rigs, such as waste oils and wash water, it is our practice to require our customers to contractually assume responsibility for compliance with environmental regulations. Laws and regulations protecting the environment have become more stringent in recent years, and may, in some circumstances, impose strict liability, rendering a person liable for environmental damage without regard to negligence or fault on the part of that person. These laws and regulations may expose us to liability for the conduct of or conditions caused by others, or for our own acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements or adoption of new requirements could have a material adverse effect on us.

Environmental regulations that affect our customers also have an indirect impact on us. Increasingly stringent environmental regulation of the oil and natural gas industry has led to higher drilling costs and a more difficult and lengthy well permitting process.

The primary environmental statutory and regulatory programs that affect our operations include the following:

Oil Pollution Act and Clean Water Act.    The Oil Pollution Act of 1990, or OPA, amends several provisions of the federal Water Pollution Control Act of 1972, which is commonly referred to as the Clean Water Act, or CWA, and other statutes as they pertain to the prevention of and response to spills or discharges of hazardous substances or oil into navigable waters. Under the OPA, a person owning or operating a facility or equipment (including land drilling equipment) from which there is a discharge or threat of a discharge of oil into or upon navigable waters and adjoining shorelines is liable, regardless of fault, as a "responsible party" for removal costs and damages. Federal law imposes strict, joint and several liability on facility owners for containment and clean-up costs and some other damages, including natural resource damages, arising from a spill. The U.S. Environmental Protection Agency, or EPA, is also authorized to seek preliminary and permanent injunctive relief, civil or administrative fines or penalties and, in some cases, criminal penalties and fines. State laws governing the control of water pollution also provide varying civil and criminal penalties and liabilities in the case of releases of petroleum or its derivatives into surface waters or into the ground. In the event that a discharge occurs at a well site at which we are conducting drilling operations, we may be exposed to claims under the CWA or similar state laws.

Some of our operations are also subject to EPA regulations that require the preparation and implementation of spill prevention control and countermeasure, or SPCC, plans to address the possible discharge of oil into navigable waters. Where so required, we have SPCC plans in place.

Superfund.    The Comprehensive Environmental Response, Compensation, and Liability Act, as amended, also known as CERCLA or the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons with respect to the release of a "hazardous substance" into the environment. These persons include (i) the current owner and operator of a facility from which hazardous substances are released, (ii) owners and operators of a facility at the time any hazardous substances were disposed, (iii) generators of hazardous substances who arranged for the disposal or treatment at or transportation to such facility of hazardous substances and (iv) transporters of hazardous substances to disposal or treatment facilities selected by them. We may be responsible under CERCLA for all or part of the costs to clean up sites at which hazardous substances have been released. To date, however, we have not been named a potentially responsible party under CERCLA or any similar state Superfund laws.

Hazardous waste disposal.    Our operations involve the generation or handling of materials that may be classified as hazardous waste and subject to the federal Resource Conservation and Recovery Act and comparable state statutes. The EPA and various state agencies have limited the disposal options for some hazardous and nonhazardous wastes and is considering the adoption of stricter handling and disposal standards for nonhazardous wastes.

We believe that our operations are in material compliance with applicable environmental laws and regulations.

Health and safety matters

Our facilities and operations are also governed by laws and regulations, including the federal Occupational Safety and Health Act, or OSHA, relating to worker health and workplace safety. As an example, the Occupational Safety and Health Administration has issued the Hazard Communication Standard, or HCS, requiring employers to identify the chemical hazards at their facilities and to educate employees about these hazards. HCS applies to all private-sector employers, including the oil and natural gas exploration and producing industry. HCS requires that employers assess their chemical hazards, obtain and maintain written descriptions of these hazards, develop a hazard communication program and train employees to work safely with the chemicals on site. Failure to comply with the requirements of the standard may result in administrative, civil and criminal penalties. We believe that appropriate precautions are taken to protect employees and others from harmful exposure to materials handled and managed at our facilities and that we operate in substantial compliance with all OSHA regulations.

Legal proceedings

We are involved in litigation from time to time in the ordinary course of our business. We do not believe that any litigation in which we are currently involved, individually or in the aggregate, is material to our financial condition or results of operations.

Management

Directors and executive officers

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position with the Company
Christopher D. Strong	47	President and Chief Executive Officer
J. Michael Poole	45	Executive Vice President-Operations
Dan E. Steigerwald	64	Vice President, Chief Financial Officer, Treasurer and Secretary
Thomas H. O'Neill, Jr.	64	Chairman of the Board (non-executive)
W. Henry Harmon	51	Vice Chairman of the Board (non-executive)
William R. Ziegler	63	Vice Chairman of the Board (non-executive)
Howard I. Hoffen	42	Director
Gregory D. Myers	35	Director
John J. Moon	38	Director

Christopher D. Strong became our President and Chief Executive Officer on April 1, 2004. From June 1, 2003 to April 1, 2004, Mr. Strong served as Union's President and Treasurer. From May 1999 to June 1, 2003, he served as our Vice President and Chief Financial Officer. He has over 15 years experience in the oil and natural gas industry. From 1994 until he joined Union, he served in various capacities at Hvide Marine, a marine oilfield service company, most recently as Vice President-Finance and Treasurer. From 1990 through 1994, Mr. Strong was Treasurer of Port Everglades, a seaport with one of the largest non-refinery petroleum tank farms in the country. He is a graduate of Vassar College, and received an M.A. from the University of Pennsylvania and an M.B.A. in finance from the Wharton School in 1986. Prior to his graduate studies, Mr. Strong served as an officer in the US Navy.

J. Michael Poole joined Union in October 1997 and has served as our Executive Vice President-Operations since June 1, 2003. From June 1, 1999 to June 1, 2003, Mr. Poole served as our Vice President-Business Development. He has over 24 years of experience in the oil and natural gas industry, including over 14 years of executive management experience with contract drilling and exploration and production companies. Prior to the acquisition of the business by Union, Mr. Poole had served as Vice President and General Manager of the Union Drilling division of Equitable Resources since February 1997. From March 1996 to February 1997, he served as Onshore Operations Manager at The Houston Exploration Company, an oil and natural gas exploration company listed on the New York Stock Exchange. From 1988 to February 1996, he served as General Manager at Fuel Resources, a Brooklyn Union Gas Company subsidiary.

Dan E. Steigerwald has served as our Vice President, Chief Financial Officer and Secretary since June 1, 2003, and as our Treasurer since August 3, 2005. From January 2000 to June 1, 2003 he served as our Controller. He has over 29 years of financial experience, including over 19 years in the oil and natural gas industry. He was Vice President and Chief Financial Officer of Omega Environmental, a Seattle-based environmental/construction company, from 1994 to March 1997. He also worked from 1981 to 1994 at Smith International, a worldwide supplier of oilfield products and services. During his fifteen years with Smith, he served in various financial capacities, including Vice President, Chief Financial Officer and Controller from 1989 to 1992. Mr. Steigerwald is a C.P.A. He received a Bachelor's degree from Pennsylvania State University in 1964 and an M.B.A. from The Amos Tuck School of Business Administration at Dartmouth College in 1970.

Thomas H. O'Neill, Jr. has served as the Chairman of the Board of Union since our organization in October 1997. He has over 32 years of domestic and international experience in the field of petroleum exploration and financing. Mr. O'Neill served on Governor Cuomo's Advisory Board for Oil, Gas and Solution Mining for the State of New York from 1981 to 1986, served on the New York State Banking Board from 1994 to 1997, and served on the New York State Dormitory Authority Board, as its Vice Chairman from 1999 to 2004. He is a director of several private companies. Mr. O'Neill is a graduate of Canisius College, Buffalo, New York.

W. Henry Harmon became our Vice-Chairman of the Board (non-executive) on June 1, 2003. He served as our President and Chief Executive Officer and a director from December 1, 2000 to June 1, 2003. From February 1996 through November 2000, he served as President and Chief Executive Officer of Columbia Natural Resources, an oil and natural gas producer and a wholly owned subsidiary of NISource, a public utility. From 1986 through January 1996, Mr. Harmon served as Columbia Natural Resources' Chief Financial Officer. Mr. Harmon is also a major shareholder and CEO of Triana Energy, LLC, a private company that was formed in January 2001 for the purpose of pursuing energy related investments in the Appalachian Basin. He is a director of the Federal Reserve Bank of Richmond, and holds responsible positions with numerous industry and community associations. Mr. Harmon received a B.S. from West Virginia University Institute of Technology, an M.S. degree in Management from The American College and a Ph.D. in Economics from The Union Institute in Cincinnati. He is a Certified Public Accountant and a Certified Management Accountant.

William R. Ziegler has served as a Vice-Chairman of the Board (non-executive) of Union since our organization in October 1997. He has served as counsel to the law firm of Satterlee Stephens Burke & Burke LLP, New York, New York, since January 2001. Previously, Mr. Ziegler was a partner of Satterlee Stephens Burke & Burke LLP from September 1999 through December 2000. He was a partner of Parson & Brown LLP from May 1994 through August 1999, and, prior to that time, was a partner of Whitman Breed Abbott & Morgan and a predecessor law firm, Whitman & Ransom, all New York law firms. He has practiced corporate, banking and securities law since 1968. He is the Chairman of the Board (non-executive) of Geokinetics, a seismic and geophysical company traded on the OTC Bulletin Board, a director of Flotek Industries, an oil services equipment supplier traded on the American Stock Exchange, and Vice Chairman (non-executive) and a director of Grey Wolf, Inc., an American Stock Exchange-listed international drilling company. Mr. Ziegler is a graduate of Amherst College and received a law degree from the University of Virginia and an M.B.A. from Columbia University.

Howard I. Hoffen has been a director of Union since December 1997. Mr. Hoffen is currently the Chairman and Chief Executive Officer of Metalmark Capital LLC, and has served in such capacity since its formation in 2004. Mr. Hoffen served as Chairman and Chief Executive Officer of Morgan Stanley Capital Partners from 2001 to 2004, and joined Morgan Stanley in 1985. Mr. Hoffen also serves as a director on the boards of Enersys, Catalytica Energy Systems, Inc. and several private companies. Mr. Hoffen has a B.S. from Columbia University and an M.B.A. from the Harvard Business School.

Gregory D. Myers has been a director of Union since May 1999. Mr. Myers has been a Principal of Metalmark Capital LLC since its inception in 2004. Mr. Myers was previously a Vice President of Morgan Stanley Capital Partners. He joined Morgan Stanley in September 1998. He has a B.S. from the University of Pennsylvania and an M.B.A. from the Harvard Business School.

John J. Moon has served as a director of Union since April 2001. Mr. Moon has been a Managing Director of Metalmark Capital LLC since its inception in 2004. Mr. Moon was previously a Managing Director of Morgan Stanley Capital Partners. He joined Morgan Stanley in July 1998. Mr. Moon is also currently an adjunct professor of finance at Columbia Business School. He sits on the boards of several private companies. Mr. Moon has an A.B. in Economics from Harvard College and an A.M. and Ph.D. in Business Economics from Harvard University.

Board of directors

Board composition

The board is currently composed of six directors. The board of directors has determined that each of Thomas H. O'Neill, Jr. and William R. Ziegler is independent within the meaning of Rule 4200 of the NASD and that Thomas H. O'Neill, Jr. is independent within the meaning of SEC Rule 10A-3. In accordance with the requirements of The Nasdaq National Market, within 90 days of completion of this offering we intend to add one additional independent director to our board of directors, and within one year after completion of this offering, we intend to add a third independent director to our board of directors. Starting at our first annual stockholders' meeting after the completion of this offering, directors will be elected for three-year terms at the annual meetings of stockholders, on a staggered basis.

Board committees

We have established three standing committees of the board of directors: a Compensation Committee, a Corporate Governance and Nominating Committee and an Audit Committee. The members of the Compensation Committee are John J. Moon (Chairman), Gregory D. Myers and Thomas H. O'Neill, Jr. The members of the Corporate Governance and Nominating Committee are John J. Moon (Chairman), Gregory D. Myers and William R. Ziegler. The members of the Audit Committee are John J. Moon (Chairman), Gregory D. Myers and Thomas H. O'Neill, Jr. The Compensation Committee will recommend to the board the base salaries and incentive bonuses for the officers of Union and will be charged with administering our stock option plans. The Corporate Governance and Nominating Committee will recommend to the board candidates for election to the board and make recommendations to the board regarding corporate governance matters and practices. Following a permitted transition period, the Audit Committee will be comprised of independent directors and will review the functions of management and our independent auditors pertaining to our financial statements and perform such other related duties and functions as are deemed appropriate by the Audit Committee or the board.

Director compensation

We pay Henry Harmon, one of our directors, $50,000 per year, in consideration for Mr. Harmon's service as an outside director and as a Vice Chairman of the Company. Other than those payments to Mr. Harmon, our directors are not currently entitled to compensation for serving on the board or on any committee thereof. However, directors are entitled to reimbursement for their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the board or committees thereof. We may provide for compensation for outside directors in the future.

Executive compensation

The following table sets forth the annual and long-term compensation paid to each of our most highly compensated executive officers for the years ended December 31, 2002, 2003 and 2004.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation		Long Term Compensation
		Salary($)	Bonus($)	Common Stock Underlying Options(#)
Christopher R. Strong	2004	233,871	125,000	—
President and CEO	2003	176,423	30,000	394,888
	2002	154,580	25,000	—
Dan Steigerwald	2004	121,150	30,000	—
Vice President, Chief Financial Officer	2003	107,092	8,000	26,325
and Secretary	2002	99,242	5,500	—
J. Michael Poole	2004	165,886	50,000	—
Executive Vice President—Operations	2003	154,439	25,000	197,444
	2002	142,120	25,000	—

Option grants in the last fiscal year

No stock options were granted during the year ended December 31, 2004 to any of our most highly compensated executive officers named in the Summary Compensation Table.

Stock options exercises and 2004 fiscal year-end option values

No options to acquire our common stock were exercised in 2004. The following table sets forth information concerning stock options held by our executive officers as of December 31, 2004.

Name	Number of shares of common stock underlying unexercised options at December 31, 2004 exercisable/unexercisable	Value of unexercised in-the-money options at December 31, 2004 exercisable/unexercisable(1)
Christopher D. Strong (2)	182,319/345,527	$2,578,127/$4,560,956
Dan Steigerwald	48,702/19,744	$642,866/$260,621
J. Michael Poole	49,361/148,083	$651,565/$1,954,696

(1)	Based on the difference between $17.00 per share (the midpoint of the range of anticipated initial public offering prices) and the per share exercise price.

(2)	Of Mr. Strong's 527,846 options, 132,958 were granted prior to the adoption of our Amended and Restated 2000 Stock Option Plan, pursuant to a separate plan and agreement the terms of which are substantially similar to those of our Amended and Restated 2000 Stock Option Plan. The remaining 394,888 were granted pursuant to the Amended and Restated 2000 Stock Option Plan.

Truncheon unit grants

In September 2000, Mr. Strong was granted 300 units of Truncheon Investors, L.L.C., a member of Union Drilling Company LLC, the majority stockholder of Union. Truncheon Investors, L.L.C. is entitled to a share of any gain to Union Drilling Company LLC upon a sale by Union Drilling Company LLC of common stock of Union in excess of a specified return to cash investors. If the common stock of Union owned by Union Drilling Company LLC had been sold on September 30, 2005, for $223,716,009 (assuming a price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus), Mr. Strong would have been entitled to $333,542. If Union Drilling Company LLC distributes to its members the common stock of Union that it owns, Mr.

Strong would be entitled to a share of that common stock equal in value to his share of any proceeds of a sale of the common stock if it had been sold rather than distributed. Mr. Strong has no control over the timing or character of any such sale or distribution.

In December 1997, Mr. Poole was granted 750 units of Truncheon Investors, L.L.C. If the common stock of Union owned by Union Drilling Company LLC had been sold on September 30, 2005, for $223,716,009 (assuming a price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus), Mr. Poole would have been entitled to $833,856 in respect of those units. If Union Drilling Company LLC distributes to its members the common stock of Union that it owns, Mr. Poole would be entitled to a share of that common stock equal in value to his share of any proceeds of a sale of the common stock if it had been sold rather than distributed. Mr. Poole has no control over the timing or character of any such sale or distribution.

Stock option plans

The description set forth below represents a summary of the principal terms and conditions of our Amended and Restated 2000 Stock Option Plan (the 2000 Plan) and our 2005 Stock Option Plan (the 2005 Plan and, together with the 2000 Plan, the Plans). Copies of the Plans have been filed as exhibits to the registration statement of which this prospectus is a part.

General

Purpose.    We adopted the 2000 Plan on March 16, 2000 for the purposes of strengthening our ability to attract and retain persons of ability as directors, officers and employees and encouraging our directors, officers and employees to continue to exert their best efforts on behalf of our company and its subsidiaries and affiliates. To accomplish these purposes, the 2000 Plan provides terms upon which certain eligible directors, officers and employees may be granted stock options. The 2000 Plan was amended and restated as of December 1, 2000 and again as of June 1, 2003. We adopted the 2005 Plan, which is substantially similar to the 2000 Plan, on August 3, 2005.

Administration.    Each of the Plans is administered by our board of directors or by any committee (including, without limitation, any compensation committee of the board) as may be appointed by the board for the purpose of granting options or otherwise administering the Plans. If the board has appointed such committee, all references to the board made in this description of the Plans include such committee, except that such committee may not amend the Plans. Subject to the terms of the Plans, the board or relevant committee has the ability to:

•	determine, among other things, which directors, officers and employees are eligible to receive options, and the time or times at which options are granted;

•	determine the number of shares of common stock that will be subject to each option, and the terms and provisions of each option, provided that the aggregate number of shares of common stock for which options are granted to any one participant in any one calendar year shall not exceed 658,146;

•	interpret and construe the Plans and agreements thereunder; and

•	make all other determinations necessary for the Plans' administration.

Shares subject to the Plans.    Presently, an aggregate of 1,579,552 shares of common stock (subject to certain adjustments) may be issued pursuant to options under each of the Plans. However, no options have been or will be granted pursuant to the 2000 Plan after the adoption of the 2005 Plan. At the discretion of the board, the shares of common stock delivered under the Plans may be made available from authorized but unissued shares or treasury shares. If, for any reason, any shares of common stock subject to purchase by exercising an option under either of the Plans are not delivered or are reacquired by us, for reasons including, but not limited to, termination of employment or relationship with us, or expiration or cancellation with the consent of an optionee of an option, such shares of common stock will again become available under such Plan, provided, however, that for purposes of meeting the requirements of Section 162(m) of the Code, no employee who is a covered employee under Section 162(m) of the Code shall receive a grant of options in excess of the amount specified under the Plans, computed as if any option which is canceled reduced the maximum number of shares of common stock available under the Plans.

Eligibility and participation.    Any employee, officer or director of Union is eligible to receive options under the Plans.

Options

Options are rights to purchase a specified number of shares of common stock at a specified price. An option granted pursuant to the Plans may consist of either an incentive stock option that complies with the requirements of section 422 of the Internal Revenue Code or a non-qualified stock option that does not comply with the requirements of section 422 of the Code. Incentive stock options may not be granted to any employee who owns or would own immediately after the grant of such incentive stock option, directly or indirectly, stock possessing more than 10% of the total combined voting power of all classes of stock of Union (unless at the time of such grant, the incentive stock option exercise price is at least 110% of fair market value of the common stock on the date of grant and such option is not exercisable after the expiration of five years from the date of grant). The exercise price for an option, including an incentive stock option or a non-qualified stock option, must be at least equal to the par value of one share of the common stock on the date of grant if the common stock has a par value and the term of such option cannot be greater than 10 years. In addition, no option that is an incentive stock option may be granted under either of the Plans after the expiration of 10 years from the effective date of such Plan and the aggregate fair market value (determined as of the date an option is granted) of common stock for which incentive stock options granted to any optionee under the Plans that may first become exercisable in any calendar year shall not exceed $100,000. In general, the exercise price of an option is payable at the time of exercise either in cash or in common stock already owned by the optionee, or a combination of cash and common stock, or in such other consideration acceptable to the board (including, to the extent permitted by applicable law, the relinquishment of a portion of the option) as the board deems appropriate, having a total fair market value equal to the purchase price. Subject to the foregoing, the exercise price and other terms and conditions relating to each option are determined by the board at the time of grant.

Each option granted under either of the Plans shall be evidenced by a written option agreement or by a notice to the recipient of the grant of such option (hereinafter, an "option agreement"), in either case in a form approved by the board. Each option granted under either of the Plans shall be subject to the express terms and conditions, if any, required under such Plan or as required by the board for the form of option granted and such other terms and conditions as the board may specify.

Additional provisions of the Plans

Expiration of options and effects of employment separation.    If an employee who has been granted an option retires or if an employee's employment terminates because of involuntary termination of employment by Union or its subsidiaries without cause (as determined by the board in its sole discretion), his or her options may be exercised, to the extent that the employee shall have been entitled to do so on the date of his or her retirement or termination of employment, at any time, or from time to time, within three months after the date of the employee's retirement or termination of employment or within such other period, and subject to such terms and conditions as the board may specify, but no later than ten years from the date of grant, or in the case of an incentive stock option granted to a 10% stockholder, five years from the date of grant.

If the employee's employment by Union or its subsidiaries terminates because of his or her death or total disability, he or she may exercise his or her options (or such options may be exercised by his or her beneficiary in the case of his or her death, including, if applicable, his or her executors or administrators), to the extent that he or she shall have been entitled to do so at the date of the termination of his or her employment, at any time, or from time to time, within twelve months after the date of the termination of his or her employment or within such other period, and subject to such terms and conditions, as the board may specify, but not later than ten years from the date of grant, or in the case of an incentive stock option granted to a 10% stockholder, five years from the date of grant.

If an employee's employment by Union or its subsidiaries voluntarily terminates or if his or her employment terminates because of involuntary termination of employment by Union or its subsidiaries with cause (as determined by the board in its sole discretion), all outstanding options shall be forfeited as of the date of termination or at such later date, and subject to such terms and conditions as the Board may specify, but not later than ten years from the date of grant, or in the case of an incentive stock option granted to a 10% stockholder, five years from the date of grant.

Adjustment provisions.    Each of the Plans provides that if the outstanding shares of common stock of Union are increased, decreased or exchanged for a different number or kind of shares or other securities, or if additional shares or new or different shares or other securities are distributed with respect to such shares of common stock or other securities, through merger, consolidation, sale of all or substantially all of the property of Union, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other distribution with respect to such shares of common stock or other securities, an appropriate and proportionate adjustment will be made in the maximum number and kind of shares subject to such Plan, the number and kind of shares or other securities subject to the outstanding options, and the price for each share or other unit of any other securities subject to outstanding options without change in the aggregate purchase price or value as to which such options remain exercisable or subject to restrictions. In addition, the board, in its sole discretion at the time of grant of an option or otherwise may, in an option agreement or otherwise, provide that, with an optionee's consent, upon the occurrence of certain events, including a change of control of Union (as determined by the board), any outstanding options not theretofore exercisable shall immediately become exercisable in their entirety and that any such option may be purchased by Union for cash at a price to be determined by the board.

Transfer of options.    No option granted under either of the Plans will be transferable other than by will or by the laws of descent and distribution or, in the case of nonqualified options, pursuant to a qualified domestic relations order. During the lifetime of the optionee, an option shall be exercisable only by him or her. Notwithstanding the foregoing, the board, in its discretion, may allow for transferability of non-qualified stock options by an optionee to immediate family members, provided that such transfer of options is not for value (within the meaning of the General Instructions to Form S-8 of the Securities and Exchange Commission). The right of any optionee or other person to any option or common stock under either of the Plans may not be assigned, transferred, pledged or encumbered, except as provided in such Plan or as may otherwise be required by law.

Amendment and termination of the Plans.    The board (but not the committee) may, at any time and for any reason, amend or terminate either of the Plans, provided that, no amendment or termination may retroactively impair the rights of any person with respect to an option.

Options outstanding under the Plans.    There are currently outstanding options to purchase 1,537,359 shares of our common stock, at a weighted average exercise price of $4.86 per share, under the 2000 Plan, and options to purchase 531,775 shares of our common stock under the 2005 Plan, at an exercise price equal to initial public offering price.

Christopher D. Strong, our President and Chief Executive Officer, was granted options to purchase a total of 132,958 shares prior to the adoption of the 2000 Plan, all of which are currently exercisable, at an exercise price of $2.51 per share. He was granted options to purchase a total of 394,888 shares pursuant to the 2000 Plan, of which 148,083 are currently exercisable, at an exercise price of $3.80 per share, and 118,466 shares pursuant to the 2005 Plan, none of which are currently exercisable, at an exercise price equal to initial public offering price.

Dan Steigerwald, our Vice President, Chief Financial Officer and Secretary, was granted options to purchase a total of 68,446 shares pursuant to the 2000 Plan, of which 55,283 are currently exercisable, at an exercise price of $3.80 per share, and 105,303 shares pursuant to the 2005 Plan, none of which are currently exercisable, at an exercise price equal to initial public offering price.

J. Michael Poole, our Executive Vice President-Operations, was granted options to purchase a total of 197,444 shares pursuant to the 2000 Plan, of which 98,722 are currently exercisable, at an exercise price of $3.80 per share, and 105,303 shares pursuant to the 2005 Plan, none of are currently exercisable, at an exercise price equal to initial public offering price.

Stock ownership of directors and executive officers

Certain of our directors and executive officers are direct or beneficial owners of shares of common stock. We refer you to "Principal and selling stockholders."

Compensation committee interlocks and insider participation

During the year ended December 31, 2004, we had no compensation committee or other committee of the board performing similar functions and none of our executive officers participated in deliberations of the board concerning executive officer compensation. Decisions concerning compensation of executive officers during 2004 were made by the board as a whole, and all directors were nonemployee directors at the time of such decisions.

Indemnification agreements

We intend to enter into indemnification agreements with our directors and certain of our officers, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Under the terms of the indemnification agreements, we will be required to indemnify the indemnitees against specified liabilities arising out of their services for us. The indemnification agreements will require us to indemnify each indemnitee to the fullest extent permitted by law and to advance certain expenses incurred by an indemnitee. The indemnification agreements will provide limitations on the indemnitees' rights to indemnification in certain circumstances.

Principal and selling stockholders

The following table sets forth, as of the date hereof, the ownership of our common stock held by (1) each person who owns of record or who is known by us to own beneficially more than 5% of such common stock, (2) each of our executive officers and directors, and (3) all of our officers and directors as a group. As of such date, we had 16,226,590 shares of common stock issued and outstanding. The number of shares and the percentage of class beneficially owned by the persons named in the table and by all executive officers and directors as a group is presented in accordance with Rule 13d-3 of the Exchange Act and includes, in addition to shares actually issued and outstanding, unissued shares that are subject to issuance upon exercise of options and/or warrants within 60 days of the date hereof.

Officers, directors and principal stockholders	Amount and nature of beneficial ownership(1)		Percent owned
			Before the offering		After the offering
Union Drilling Company LLC 50 Fountain Plaza Buffalo, New York 14202	13,162,936			81.1%	43.8%
Morgan Stanley Capital Partners 1585 Broadway New York, New York 10036	13,162,936	(2)		81.1%	43.8%
Wolf Marine S.A. c/o Colonial Navigation Company, Inc. 750 Lexington Avenue, 26th Floor New York, New York 10022	2,078,359			12.8%	9.8%
Christopher D. Strong	281,041	(3)		1.7%	1.3%
Dan Steigerwald	55,283	(4)		*		*
J. Michael Poole	98,722	(5)	*	(5)	*	(5)
Thomas H. O'Neill, Jr.	13,162,936	(2)(6)		81.1%	43.8%
W. Henry Harmon	527,754	(7)		3.1%	—
William R. Ziegler	13,301,494	(2)(8)		82.0%	44.9%
Steven A. Webster	554,228	(9)	3.4	%(9)	2.6	%(9)
Howard I. Hoffen	13,162,936	(2)		81.1%	43.8%
Gregory D. Myers	13,162,936	(2)		81.1%	43.8%
John J. Moon	13,162,936	(2)		81.1%	43.8%
Somerset Capital Partners 50 Fountain Plaza Buffalo, New York 14202	—	(10)	—	(10)	—	(10)
All officers and directors as a group (9 persons)	14,264,294	(2)(11)		83.0%	46.5%

* Less than 1%.

(1)	The persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them subject to community property laws where applicable and the information contained in this table and these notes.

(2)	Includes all shares owned by Union Drilling Company LLC. A majority of the ownership interests in Union Drilling Company LLC are owned by Morgan Stanley Capital Partners III, L.P. and related private equity funds (collectively, the "Funds"), which are managed by Metalmark. Union Drilling Company LLC is controlled by a board of representatives the members of which are Messrs. O'Neill, Ziegler, Hoffen, Myers and Moon. Mr. Ziegler is also the Chairman and Chief Executive Officer of Union Drilling Company LLC. The Funds, through their representatives Messrs. Hoffen, Myers and Moon, control a majority of the voting rights on the board of representatives. If the common stock of Union owned by Union Drilling Company LLC had been distributed on September 30, 2005 and the value of those shares had been determined to be $223,716,009 (assuming a price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus), the Funds would have been entitled to 8,627,950 shares of common stock. If only those shares had been included above, the Funds' beneficial ownership before this offering would have been 53.2% and their ownership after this offering would have been 27.8%. The address of Metalmark is 1177 Avenue of the Americas, New York, New York 10036. Mr. Hoffen, Mr. Myers and Mr. Moon disclaim beneficial ownership of the shares owned by Union Drilling Company LLC, a majority of the ownership interests of which are owned by the Funds, except to the extent of such person's direct pecuniary interest.

(3)	Consists of 281,041 shares issuable pursuant to options to purchase common stock exercisable within 60 days of the date hereof. Does not include 246,805 shares issuable pursuant to options to purchase common stock not exercisable until after that period. Does not include any shares to which Mr. Strong may be entitled by virtue of his interest in Truncheon Investors, L.L.C. In September 2000, Mr. Strong was granted 300 units of Truncheon Investors, L.L.C., a member of Union Drilling Company LLC, the majority stockholder of Union. If Union Drilling Company LLC were to distribute the common stock of Union that it owns to the members of Union Drilling Company LLC, Truncheon Investors, L.L.C. would be entitled to a share of that common stock, based upon the value of the common stock distributed and the date of distribution. If the common stock of Union owned by Union Drilling Company LLC had been distributed on September 30, 2005 and the value of those shares had been determined to be $223,716,009 (assuming a price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus), Mr. Strong would have been entitled to 19,625 shares of common stock. If those shares had been included above, Mr. Strong's beneficial ownership before this offering would have been 1.8%. Mr. Strong has no control over the timing of any such distribution or over whether any such distribution is made.

(4)	Consists of 55,283 shares issuable pursuant to options to purchase common stock exercisable within 60 days of the date hereof. Does not include 13,163 shares issuable pursuant to options to purchase common stock not exercisable until more than 60 days after the date hereof.

(5)	Consists of 98,722 shares issuable pursuant to options to purchase common stock exercisable within 60 days of the date hereof. Does not include 98,722 shares issuable pursuant to options to purchase common stock not exercisable until more than 60 days after the date hereof. Does not include any shares to which Mr. Poole may be entitled by virtue of his interest in Union Drilling Company LLC or Truncheon Investors, L.L.C. Mr. Poole has direct and indirect interests in Union Drilling Company LLC. In addition, in December 1997, Mr. Poole was granted 750 units of Truncheon Investors, L.L.C. We refer you to Note 3 above. If the common stock of Union owned by Union Drilling Company LLC had been distributed on September 30, 2005 and the value of those shares had been determined to be $223,716,009 (assuming a price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus), Mr. Poole would have been entitled to 82,903 shares of common stock. If those shares had been included above, Mr. Poole's beneficial ownership before this offering would have been 1.1%. Mr. Poole has no control over the timing of any such distribution or over whether any such distribution is made.

(6)	Mr. O'Neill's pecuniary interest in these shares is limited to the shares to which he may be entitled by virtue of his interest in Union Drilling Company LLC, including an interest in Truncheon Investors, L.L.C., which he holds through Somerset Capital Partners. We refer you to Note 3 above regarding Truncheon and Note 10 below regarding Somerset Capital Partners. If the common stock of Union owned by Union Drilling Company LLC had been distributed on September 30, 2005 and the value of those shares had been determined to be $223,716,009 (assuming a price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus), Mr. O'Neill would have been entitled to shares of common stock. Mr. O'Neill's wife also has an interest in Union Drilling Company LLC and would have been entitled to 785,623 shares of common stock. Mr. O'Neill disclaims beneficial ownership in the shares owned by his wife. If only those shares had been included above, Mr. O'Neill's beneficial ownership before this offering would have been 5.0% and his ownership after this offering would have been 2.7%.

(7)	Consists of 527,754 shares issuable pursuant to options to purchase common stock exercisable within 60 days of the date hereof.

(8)	Mr. Ziegler's pecuniary interest in 13,163,936 of these shares is limited to the shares to which he may be entitled by virtue of his interest in Union Drilling Company LLC, including an interest in Truncheon Investors, L.L.C., which he holds through Somerset Capital Partners. We refer you to Note 3 above regarding Truncheon and Note 10 below regarding Somerset Capital Partners. If the common stock of Union owned by Union Drilling Company LLC had been distributed on September 30, 2005 and the value of those shares had been determined to be $223,716,009 (assuming a price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus), Mr. Ziegler would have been entitled to 717,709 shares of common stock. If only those shares had been included above, Mr. Ziegler's beneficial ownership before this offering would have been 5.3% and his ownership after this offering would have been 3.0%.

(9)	Does not include shares to which Mr. Webster may be entitled by virtue of his interest in Union Drilling Company LLC, including an interest in Truncheon Investors, L.L.C., which he holds through Somerset Capital Partners. We refer you to Note 3 above regarding Truncheon and Note 10 below regarding Somerset Capital Partners. If the common stock of Union owned by Union Drilling Company LLC had been distributed on September 30, 2005 and the value of those shares had been determined to be $223,716,009 (assuming a price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus), Mr. Webster would have been entitled to 717,709 shares of common stock. If those shares had been included above, Mr. Webster's beneficial ownership before this offering would have been 7.8% and his ownership after this offering would have been 5.0%. Mr. Webster has no control over the timing of any such distribution or over whether any such distribution is made.

(10)	Does not include shares to which Somerset Capital Partners may be entitled by virtue of its interest in Union Drilling Company LLC, including an interest in Truncheon Investors, L.L.C. We refer you to Note 3 above regarding Truncheon. Somerset Capital Partners is a general partnership, the partners of which are Messrs. O'Neill, Ziegler and Webster. All of the interests of Messrs. O'Neill, Ziegler and Webster in Union are held through Somerset Capital Partners. If the common stock of Union owned by Union Drilling Company LLC had been distributed on September 30, 2005 and the value of those shares had been determined to be $223,716,009 (assuming a price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus), Somerset Capital Partners would have been entitled to 2,153,127 shares of common stock. If those shares had been included above, Somerset Capital Partners' beneficial ownership before this offering would have been 13.3% and its ownership after this offering would have been 7.2%. Somerset Capital Partners has no control over the timing of any such distribution or over whether any such distribution is made.

(11)	Includes an aggregate of 962,800 shares issuable pursuant to options to purchase common stock granted to officers and directors that are either presently exercisable or that become exercisable within 60 days of the date hereof. Does not include 358,690 shares issuable pursuant to options to purchase common stock not exercisable until more than 60 days after the date hereof. We refer you to Notes 3, 4, 5 and 7 above.

This prospectus covers the resale of 4,411,765 shares of our common stock held by the selling stockholders identified below. The selling stockholders acquired the shares from us in private placements. The following table sets forth:

•	the names of the selling stockholders;

•	the number and percent of shares of our common stock that each of the selling stockholders beneficially owned as of the date hereof, before the offering for resale of the shares under this prospectus;

•	the number of shares of our common stock that may be offered for resale for the account of the selling stockholders under this prospectus; and

•	the number and percent of shares of our common stock to be beneficially owned by the selling stockholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling stockholders and the underwriters' over-allotment option is not exercised).

The number of shares in the column "Number of shares offered" represents all of the shares that each selling stockholder may offer under this prospectus assuming no exercise of the underwriters' over-allotment option. None of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates, except as noted in this prospectus. The applicable percentages of beneficial ownership are based on an aggregate of shares of our common stock issued and outstanding on the date hereof, adjusted as may be required by rules of the SEC.

Selling stockholders	Shares beneficially owned before offering		Number of shares offered	Shares beneficially owned after offering
	Number	Percent		Number	Percent
Union Drilling Company LLC	13,162,936	81.1%	3,884,011	9,278,925	43.8%
W. Henry Harmon	527,754	3.1%	527,754	—	—

Certain relationships and related transactions

The following discussion identifies our material relationships and related transactions in which any of our directors or executive officers, any person known to us to own of record or beneficially over 5% of our common stock, or any member of the immediate family of any such persons had, or has, a direct or indirect material interest.

Shareholders agreement

Union and certain of its stockholders, Union Drilling Company LLC, Steven A. Webster, William R. Ziegler and Wolf Marine S.A., as well as certain investors in Union Drilling Company LLC, intend to enter into a shareholders agreement covering shares of common stock owned by such stockholders.

The shareholders agreement will provide, among other things, that the controlling members of Union Drilling Company LLC shall have the right to nominate a number of directors on the board that is proportional to their collective indirect equity ownership (through Union Drilling Company LLC), and that the other shareholder parties, acting as a group, shall have the right to nominate a number of directors on the board that is proportional to their direct and indirect (through Union Drilling Company LLC) equity ownership. The shareholders agreement will contain voting agreements among the shareholder parties with respect to the election of the director nominees of the parties and the grant of irrevocable proxies in support of such voting agreements.

In addition, the shareholders agreement will provide that, at any time, the shareholder parties may require us to effect the registration under the Securities Act of the common stock, subject to certain limitations. The shareholders agreement will also provide certain "piggyback" registration rights to such shareholder parties whenever we propose to register an offering of any of our capital stock under the Securities Act, subject to certain exceptions, including pro rata reduction if, in the opinion of the managing underwriter of the offering, such a reduction is necessary to prevent a material adverse effect on the offering, including the offering price of all the securities proposed to be offered. The registration rights section of the shareholders agreement will contain customary provisions regarding the payment of registration expenses by us and regarding mutual indemnification agreements between us and the shareholder parties for certain securities law violations.

The shareholders agreement will provide for certain transfer restrictions with respect to shares of our capital stock, co-sale rights in connection with private sales or block trades and our agreement to reimburse the shareholder parties for reasonable fees and expenses incurred by them or on their behalf incident to their ownership of our securities.

Other related party transactions and arrangements

During each of 2002, 2003 and 2004, the Company entered into contract arrangements to provide drilling services to Triana and Columbia Natural Resources. Triana is majority owned by Morgan Stanley Dean Witter Capital Partners IV, L.P., a private equity fund also managed by Metalmark. In August 2003, Triana purchased Columbia Natural Resources. W. Henry Harmon, the Company's Vice Chairman of the Board of Directors, is a principal of Triana and the Chief Executive Officer of Columbia Natural Resources. During 2002, Union drilled 10 wells for Triana, generating revenues for Union of approximately $3.5 million. During 2003, Union drilled 11 wells for Triana or, after its acquisition by Triana, Columbia Natural Resource, generating revenues for Union of approximately $3.5 million. During 2004, Union drilled 36 wells for Columbia Natural Resources, generating revenues for Union of approximately $8.7 million. At December 31, 2002, the Company had accounts receivable from Triana of approximately $86,000. At December 31, 2003, the Company had accounts receivable from Columbia Natural Resources of approximately

$188,000. At December 31, 2004, the Company had accounts receivable from Columbia Natural Resources of approximately $2.0 million.

Truncheon Investors, L.L.C. is a member of Union Drilling Company LLC, the majority stockholder of Union, and is entitled to a share of any gain to Union Drilling Company LLC upon a sale by Union Drilling Company LLC of our common stock in excess of a specified return to cash investors. Somerset Capital Partners, the partners of which are William R. Ziegler and Thomas H. O'Neill, Jr., each of whom is one of our directors, and Steven A. Webster, controls and owns most of the interests in Truncheon Investors, L.L.C. In December 1997 J. Michael Poole, Executive Vice President—Operations, was granted 750 units, and in September 2000 Christopher D. Strong, our President and Chief Executive Officer, was granted 300 units, of Truncheon Investors, L.L.C. If our common stock owned by Union Drilling Company LLC had been sold on September 30, 2005, for $223,716,009 (assuming a price of $17.00 per share, the mid-point of the range set forth on the cover page of this prospectus), Mr. Poole and Mr. Strong would have been entitled to $1,112 for each unit held by them. If Union Drilling Company LLC distributes to its members our common stock that it owns, Mr. Poole and Mr. Strong would be entitled to a share of that common stock equal in value to their share of any proceeds of a sale of the common stock if it had been sold rather than distributed. Neither Mr. Poole nor Mr. Strong has any control over the timing or character of any such sale or distribution.

William R. Ziegler, Vice Chairman of the Board (non-executive) of Union, is of counsel to the law firm of Satterlee Stephens Burke & Burke LLP, which has acted as legal counsel to Union.

Description of capital stock

Authorized and outstanding capital stock

The authorized capital stock of Union consists of 75,000,000 shares of common stock, par value $0.01 per share, and 100,000 shares of preferred stock, par value $0.01 per share. Upon the consummation of this offering, 21,166,109 shares of common stock and no shares of preferred stock will be outstanding. The following summary is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common stock

Voting rights

All shares of common stock issued in this offering will be fully paid and nonassessable. As of the date hereof, there are 16,226,590 shares of common stock outstanding. The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. The common stock does not have cumulative voting rights in the election of directors.

Dividends and other rights

Subject to the rights of the holders of any class of our capital stock having any preference or priority over the common stock, the holders of common stock are entitled to dividends in such amounts as may be declared by the board of directors from time to time out of funds legally available for such payments and, in the event of liquidation, to share ratably in any of our assets remaining after payment in full of all creditors and provision for any liquidation preferences on any outstanding preferred stock ranking prior to the common stock. Shares of common stock have no preemptive rights, conversion rights, redemption rights or sinking fund provisions. The common stock is not subject to redemption.

Preferred stock

Our certificate of incorporation authorizes the board of directors, subject to limitations prescribed by law, to provide for the issuance of up to 100,000 shares of preferred stock in one or more series. The board is authorized to establish the number of shares to be included in any such series and to fix the designations, powers, preferences and rights of the shares of each such series, and any qualifications, limitations or restrictions thereof.

We believe that the ability of the board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise from time to time. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not required for the issuance of shares of preferred stock or common stock, the board may determine not to seek stockholder approval.

Although the board has no intention at the present time of doing so, it could issue a series of preferred stock that may, depending on the terms of such series, hinder, delay or prevent the completion of a merger, tender offer or other takeover attempt. Among other things, the board could issue a series of preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

Provisions of our certificate of incorporation and bylaws that may have anti-takeover effects

The board consists of directors who are divided into three classes and who are elected for three-year staggered terms at successive annual meetings of stockholders. Stockholders may remove a director with or without cause by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock of Union. In general, the board, not the stockholders, has the right to appoint persons to fill vacancies on the board.

Meetings of stockholders

Our bylaws provide that the only business (including election of directors) that may be considered at an annual meeting of stockholders, in addition to business proposed (or persons nominated to be directors) by the directors, is business proposed (or persons nominated to be directors) by stockholders who comply with the notice and disclosure requirements set forth in such bylaws, unless otherwise provided by law. In general, the bylaws require that a stockholder give us notice of proposed business or nominations no later than 90 days prior to the date one year from the date of the immediately preceding annual meeting of stockholders. In general, in addition to a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, the notice must also contain information about the stockholder proposing the business or nomination, his interest in the business, the number of shares of stock of Union owned by the stockholder, and (with respect to nominations for director) information about the nominee of the nature ordinarily required to be disclosed in public proxy solicitations.

Amendment of the certificate of incorporation

Our certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the issued and outstanding voting stock is required to amend the provisions of the certificate of incorporation discussed above and certain other provisions, unless such amendment shall have been previously authorized by a majority of the entire board.

Amendment of bylaws

Our certificate of incorporation and our bylaws provide that a majority of the entire board shall have the power, without the assent or vote of the stockholders, to adopt, amend or repeal the bylaws and that, except as otherwise expressly prescribed by law, the stockholders may not adopt, amend or repeal the bylaws, except by the affirmative vote of the holders of 66 2/3% or more of the outstanding voting stock.

Renouncement of business opportunities

Several of our directors and affiliates of Union Drilling Company LLC, our majority stockholder prior to this offering, have investments in other oilfield service companies that may compete with us, and they may invest in other similar companies in the future. Our certificate of incorporation provides that we renounce any interest in those business opportunities and that neither our directors nor their affiliates have any obligation to offer us those opportunities. These provisions of our certificate of incorporation may be amended only by an affirmative vote of holders of at least 66 2/3% of our outstanding common stock.

Liability of directors; indemnification

Our certificate of incorporation provides, as authorized by Section 102(b)(7) of the General Corporation Law of Delaware, or DGCL, that a director will not be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except that such provisions do not eliminate or limit the liability of a director (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, as it now exists or hereafter may be amended, or (4) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation also provides that if the DGCL is amended after the date of filing of the certificate of incorporation to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director, in addition to the limitation on personal liability provided for already, shall be limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of this provision in our certificate of incorporation by the stockholders will be effective prospective only, and will not adversely affect any limitation on the personal liability of a director existing at the time of such repeal or modification. Our stockholders may not amend, repeal or adopt any provision inconsistent with the limitation of liability provision set forth in our certificate of incorporation, except by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock.

Our certificate of incorporation also provides for indemnification of directors to the fullest extent permitted by the DGCL. This indemnification may be available for liabilities arising in connection with this offering. Pursuant to our certificate of incorporation, we may indemnify our officers, employees and agents to the fullest extent permitted by the DGCL. Our bylaws obligate us, under some circumstances, to advance expenses to our directors and officers in defending an action, suit or proceeding for which indemnification may be sought. We have entered into indemnification agreements with our directors. We refer you to "Management—Indemnification agreements."

Our certificate of incorporation and our bylaws also provide that we have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Union, or who is or was serving at our request as a director, officer, trustee, partner, employee or agent of one of our subsidiaries or of any other organization, against any liability asserted against that person or incurred by that person in any such capacity, whether or not we would have the power to indemnify such person against such liability under the DGCL.

Delaware takeover statute

Under the terms of our certificate of incorporation and as permitted under Delaware law, we have elected not to be subject to Section 203 of the DGCL, which is Delaware's anti-takeover law, in order to give our significant stockholders, including Union Drilling Company LLC, greater flexibility in transferring their shares of our common stock. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation could not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder, unless the transaction is approved in a specified manner or the interested stockholder acquires a specified higher percentage of the voting stock. The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. With the approval of our stockholders, we may amend our certificate of incorporation in the future to become governed by the anti-takeover law. This provision would then have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. By opting out of the Delaware anti-takeover law, a transferee of Union Drilling Company LLC could pursue a takeover transaction that was not approved by our board of directors.

Transfer agent and registrar

National City will be the transfer agent and registrar for our common stock.

Description of certain indebtedness

We entered into a Revolving Credit and Security Agreement with PNC Bank, as agent for a group of lenders, dated March 31, 2005, and subsequently amended on April 19, August 15, and October 5, 2005, which provides for a borrowing base equal to the lesser of $60,000,000 and the sum of 85% of eligible receivables and 75% of the liquidation value of eligible rig fleet equipment. The agent may, in the exercise of its reasonable business judgment, increase or decrease those percentage advance rates against eligible receivables and liquidation value. The liquidation value of eligible rig fleet equipment is determined annually (or semi-annually in certain circumstances) by an independent appraisal, with adjustments for acquisitions and dispositions between appraisals. There is a $7,500,000 sublimit for letters of credit. Amounts outstanding under the revolving credit facility bear interest at either (i) the higher of the Federal Funds Open Rate plus ½ of 1% or PNC Bank's base commercial lending rate (6.75% at October 21, 2005) or (ii) LIBOR plus 2.00% (6.37% at October 21, 2005). Those rates may increase by up to 0.50% for LIBOR loans or up to 0.25% for domestic rate loans if our fixed charge coverage ratio falls below certain targets.

Interest on outstanding loans is due monthly for domestic rate loans and at the end of relevant interest period for LIBOR loans. All outstanding principal and interest is due at maturity on March 30, 2009. As of October 21, 2005, we had $50,757,872 of outstanding loans under the Revolving Credit and Security Agreement. To date, the revolving credit facility has been used to pay for rig acquisitions and for working capital requirements. We intend to use a portion of the proceeds of this offering to repay amounts outstanding under the Revolving Credit and Security Agreement, but do not intend to terminate that agreement. If we repay and terminate the obligations under the Revolving Credit and Security Agreement, we would be liable for a substantial prepayment penalty.

The Revolving Credit and Security Agreement is secured by substantially all of our assets, with certain exceptions, and contains affirmative and negative covenants and provides for events of default that are typical for an agreement of this type. Among the affirmative covenants are requirements to maintain a specified tangible net worth (initially $43 million) and a fixed charge coverage ratio of 1.10 to 1.00. Among the negative covenants are restrictions on major corporate transactions, capital expenditures, payment of dividends, incurrence of indebtedness, and amendments to our organizational documents. Net capital expenditures are limited to $45 million in 2005 and $10 million in subsequent years, but those amounts are increased by permitted equity issuance proceeds, including proceeds from this offering. Among the events of default are a change in control and any change in our operations or condition which has a material adverse effect.

Shares eligible for future sale

Upon completion of this offering, we will have 21,166,109 shares of common stock outstanding. Additionally, as of the date hereof, options for the purchase of 1,009,605 shares (excluding 527,754 shares subject to an option to be exercised by one of the selling stockholders in connection with this offering) of common stock have been granted to several of our employees. The exercise prices of these options are substantially lower than the anticipated initial public offering price of the common stock. Further, several employees have been granted options to purchase 531,755 shares of common stock at the initial public offering.

Of the outstanding shares, the 8,823,530 shares of common stock (10,147,060 shares if the underwriters' over-allotment option is exercised in full) sold in this offering will be freely tradable in the public market without restriction or limitation under the Securities Act, except for any shares purchased by an "affiliate" (as defined in the Securities Act) of Union. The shares of common stock that continue to be held by our existing stockholders after this offering will constitute "restricted shares" for purposes of Rule 144 under the Securities Act, and may not be sold by it other than in compliance with the registration requirements of the Securities Act or pursuant to an available exemption therefrom.

In general, under Rule 144 as currently in effect, an "affiliate" of Union may sell within any three-month period a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of such class or (2) the average weekly trading volume on the Nasdaq National Market during the four calendar weeks preceding the date on which a notice of sale is filed with the Securities and Exchange Commission with respect to the proposed sale. Sales under Rule 144 are subject to restrictions relating to the manner of sale, notice and the availability of current public information about the issuer. A person who has not been an affiliate of Union at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years (including the holding period of any prior owner other than an affiliate), would be entitled to sell such shares without regard to the volume limitations, manner of sale provisions, notice or other requirements of Rule 144.

Union, its principal stockholders and its officers and directors have agreed that they will not offer or sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. We refer you to "Underwriting." Following the expiration of the lock-up agreements with the underwriters, our existing stockholder, which will hold upon completion of this offering an aggregate of approximately 44% of the outstanding shares of common stock (38% if the underwriters' over-allotment option is exercised in full), may sell such shares subject to the requirements of Rule 144 under the Securities Act or pursuant to the terms of the investor rights agreement. We refer you to "Certain relationships and related transactions—Investor rights agreement."

In addition, we intend to file a registration statement on Form S-8 covering the issuance of shares of common stock pursuant to our stock option plans within 180 days after completion of this offering. Accordingly, shares of common stock issued pursuant to our stock option plans will be available for sale in the public market without restriction or limitation under the Securities Act, except for any shares held by an "affiliate" of Union.

We cannot predict the effect that any future sales of shares of common stock, or the availability of such shares for sale, will have on the market price of the common stock from time to time. We believe that sales of substantial numbers of shares of common stock, or the perception that such sales could occur, would adversely affect prevailing market prices of the common stock and our ability to raise capital in the future through the sale of additional securities.

Underwriting

J.P. Morgan Securities Inc. is acting as sole book-running lead manager, Jefferies & Company, Inc. is acting as joint-lead manager, and Bear, Stearns & Co. Inc. and RBC Capital Markets Corporation are acting as co-managers for this offering.

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement covering the common stock to be sold in this offering. Each underwriter has severally agreed to purchase, and we and the selling stockholders have agreed to sell to each underwriter, the number of shares of common stock set forth opposite its name in the following table.

Name	Number of shares
J.P. Morgan Securities Inc.
Jefferies & Company, Inc.
Bear, Stearns & Co. Inc.
RBC Capital Markets Corporation
Total	8,823,530

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of the shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $     per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $     per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 1,323,530 shares of common stock from Union Drilling Company LLC, one of the selling stockholders, to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The following table shows the per share and total underwriting discounts that we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Paid by Union Drilling, Inc.		Paid by Selling Stockholders
	Without over-allotment exercise	With full over-allotment exercise	Without over-allotment exercise	With full over-allotment exercise
Per share	$	$	$	$
Total	$	$	$	$

The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any "naked" short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Securities Act, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

We estimate that our share of the total expenses of this offering, excluding underwriting discounts, will be approximately $2,537,500.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We and our executive officers and directors and the holders of substantially all of our outstanding common stock and common stock equivalents have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common stock without the prior written consent of J.P. Morgan Securities Inc., except in limited circumstances.

We may issue shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for the benefit of our employees, directors and officers under benefit plans described in this prospectus provided that, during the term of the lock-up, we will not file a registration statement covering shares of our common stock issuable upon exercise of options outstanding on the date we enter into the underwriting agreement.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our common stock offered by them and that no sales to discretionary accounts may be made without prior written approval of the customer.

We intend to apply to list our common stock on The Nasdaq National Market under the symbol UDRL. The underwriters intend to sell shares of our common stock to a minimum of 2,000 beneficial owners in lots of 100 or more so as to meet the distribution requirements of this listing.

There has been no public market for the common stock prior to this offering. We, the selling stockholders and the underwriters will negotiate the initial public offering price. In determining the initial public offering price, we, the selling stockholders and the underwriters expect to consider the following factors in addition to prevailing market conditions:

•	the history of and prospects for our industry;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings;

•	our earnings prospects; and

•	the price of similar securities of generally comparable companies.

We, the selling stockholders and the underwriters will consider these factors in relation to the price of similar securities of generally comparable companies. None of the Company, the selling stockholders and the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial public offering price.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services for us and our affiliates.

Legal matters

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Satterlee Stephens Burke & Burke LLP, New York, New York. William R. Ziegler, a substantial investor and Vice Chairman of the Board (non-executive) of Union, is of counsel to Satterlee Stephens Burke & Burke LLP. Edwin T. Markham, an investor of Union, is a partner of Satterlee Stephens Burke & Burke LLP. Legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

Experts

The financial statements of Union Drilling, Inc. and Thornton Drilling Company at December 31, 2003 and 2004, and for each of the three years ended December 31, 2004, and the financial statements of SPA Drilling, L.P. at December 31, 2004 and for the year then ended appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, you should refer to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information in the files at the public reference facilities of the SEC's principal office at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the SEC at http://www.sec.gov.

Index to financial statements

Page
Union Drilling, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004 and June 30, 2005 (Unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2002, 2003 and 2004 and the Six-Month Periods Ended June 30, 2004 and 2005 (Unaudited)	F-4
Consolidated Statements of Stockholder's Equity for the Years Ended December 31, 2002, 2003 and 2004 and the Six Months Ended June 30, 2005 (Unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004 and the Six-Month Periods Ended June 30, 2004 and 2005 (Unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
SPA Drilling, L.P.
Report of Independent Registered Public Accounting Firm	F-24
Balance Sheets as of December 31, 2004 and March 31, 2005 (Unaudited)	F-25
Statements of Operations for the Year Ended December 31, 2004 and the Quarters Ended March 31, 2004 and 2005 (Unaudited)	F-26
Statements of Partners' Equity for the Year Ended December 31, 2004 and the Quarter Ended March 31, 2005 (Unaudited)	F-27
Statements of Cash Flows for the Year Ended December 31, 2004 and the Quarters Ended March 31, 2004 and 2005 (Unaudited)	F-28
Notes to Financial Statements	F-29
Thornton Drilling Company
Report of Independent Registered Public Accounting Firm	F-34
Balance Sheets as of December 31, 2003 and 2004 and March 31, 2005 (Unaudited)	F-35
Statements of Operations for the Years Ended December 31, 2002, 2003 and 2004 and the Quarters Ended March 31, 2004 and 2005 (Unaudited)	F-36
Statements of Stockholder's Equity for the Years Ended December 31, 2002, 2003 and 2004 and the Quarter Ended March 31, 2005 (Unaudited) ..	F-37
Statements of Cash Flows for the Years Ended December 31, 2002, 2003 and 2004 and the Quarters Ended March 31, 2004 and 2005 (Unaudited)	F-38
Notes to Financial Statements	F-39

Report of independent registered public accounting firm

The Board of Directors and Stockholders
of Union Drilling, Inc.:

We have audited the accompanying consolidated balance sheets of Union Drilling, Inc. as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Union Drilling, Inc. as of December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
March 16, 2005, except for Note 14,
    as to which the date is April 1, 2005

Union Drilling, Inc.
Consolidated balance sheets

	December 31,
	2003	2004	June 30, 2005
			(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	$1,633,176	$3,871,271	$1,960,237
Accounts receivable (net of allowance for doubtful accounts of $222,346 and $269,192 at December 31, 2003 and 2004, respectively, and $333,161 at June 30, 2005)	9,434,769	11,286,696	22,052,540
Accounts receivable — related party	188,089	1,964,881	878,844
Inventories	799,958	779,713	882,643
Prepaid expenses and deposits	520,269	857,934	830,970
Deferred taxes	267,589	2,404,023	4,533,832
Total current assets	12,843,850	21,164,518	31,139,066
Deferred taxes	115,513	—	—
Goodwill and other intangibles	—	—	9,458,400
Property, buildings and equipment (net of accumulated depreciation of $28,672,880 and $32,760,108 at December 31, 2003 and 2004, respectively, and $38,568,820 at June 30, 2005)	42,700,438	42,314,897	95,370,140
Other assets	—	—	1,104,330
Total assets	$55,659,801	$63,479,415	$137,071,936
Liabilities and Stockholder's Equity:
Current liabilities:
Accounts payable	$4,470,588	$6,109,983	$9,994,757
Current portion of long-term obligations	3,528,475	3,421,551	—
Current portion of capital lease and other debt obligations	666,170	348,172	1,609,396
Accrued expenses and other liabilities	1,589,859	3,214,175	6,201,752
Total current liabilities	10,255,092	13,093,881	17,805,905
Revolving credit facility	—	—	37,774,120
Long-term obligations	3,626,359	4,134,666	—
Deferred taxes	383,102	2,534,670	9,427,742
Capital lease obligations	348,172	—	4,592,369
Advances from customers	171,754	169,071	747,740
Total liabilities	14,784,479	19,932,288	70,347,876
Stockholder's equity:
Common stock, par value $0.01 per share; authorized, 25,000,000 shares; issued and outstanding, 13,162,936 shares at December 31, 2003 and 2004 and 16,226,590 shares at June 30, 2005	131,629	131,629	162,266
Additional paid-in capital	50,168,371	50,168,371	72,057,740
Foreign translation adjustment	854,931	—	—
Retained earnings (deficit)	(10,279,609)	(6,752,873)	(5,495,946)
Total stockholder's equity	40,875,322	43,547,127	66,724,060
Total liabilities and stockholder's equity	$55,659,801	$63,479,415	$137,071,936

See accompanying notes.

Union Drilling, Inc.

Consolidated statements of operations

	Years Ended December 31,			Six months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Revenues
Nonaffiliates	$43,536,116	$54,631,018	$59,097,454	$26,450,164	$48,984,561
Related party	3,508,793	3,512,810	8,734,944	3,276,428	2,949,965
Total revenues	47,044,909	$58,143,828	67,832,398	29,726,592	51,934,526

Cost and expenses
Drilling operations	36,089,677	45,305,104	50,083,525	23,230,795	38,809,565
Depreciation expense	7,686,926	7,987,398	8,103,387	4,201,780	6,136,070
General and administrative expenses	6,143,693	6,695,063	7,447,137	3,527,405	4,851,222
Total cost and expenses	49,920,296	59,987,565	65,634,049	30,959,980	49,796,857

Operating income (loss)	(2,875,387)	(1,843,737)	2,198,349	(1,233,388)	2,137,669

Interest expense	791,982	849,570	629,322	320,282	1,004,506
Gain (loss) on sale of assets	(36,117)	(161,891)	1,679,053	1,528,168	71,360
Other income	107,379	313,071	695,043	629,506	52,404
Income (loss) before income taxes	(3,596,107)	(2,542,127)	3,943,123	604,004	1,256,927
Income tax (benefit) expense	(194,480)	15,927	416,387	416,387	—
Net income (loss)	$(3,401,627)	$(2,558,054)	$3,526,736	$187,617	$1,256,927

Earnings (loss) per common share:
Basic	$(0.26)	$(0.19)	$0.27	$0.01	$0.09
Diluted	$(0.26)	$(0.19)	$0.26	$0.01	$0.08

Weighted-average common shares outstanding:
Basic	13,162,936	13,162,936	13,162,936	13,162,936	14,686,301
Diluted	13,162,936	13,162,936	13,311,203	13,208,142	15,170,870

See accompanying notes.

Union Drilling, Inc.

Consolidated statements of stockholder's equity

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total
	Shares	$
Balance at December 31, 2002	13,162,936	131,629	50,168,371	(166,212)	(7,721,555)	42,412,233
Foreign translation adjustment	—	—	—	1,021,143		1,021,143
Net loss	—	—	—	—	(2,558,054)	(2,558,054)
Total comprehensive loss	—	—	—	—	—	(1,536,911)
Balance at December 31, 2003	13,162,936	131,629	50,168,371	854,931	(10,279,609)	40,875,322
Foreign translation adjustments:
Current period translation	—	—	—	(679,678)		(679,678)
Reclassification to earnings	—	—	—	(175,253)		(175,253)
Net income	—	—	—	—	3,526,736	3,526,736
Total comprehensive income	—	—	—	—	—	2,671,805
Balance at December 31, 2004	13,162,936	131,629	50,168,371	—	(6,752,873)	43,547,127
Equity investment (unaudited)	3,063,654	30,637	21,889,369	—	—	21,920,006
Net income (unaudited)	—	—	—	—	1,256,927	1,256,927
Balance at June 30, 2005 (unaudited)	16,226,590	$162,266	$72,057,740	$—	$(5,495,946)	$66,724.060

See accompanying notes.

Union Drilling, Inc.

Consolidated statements of cash flows

	Year Ended December 31,			Six months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Operating Activities:
Net income (loss )	$(3,401,627)	$(2,558,054)	$3,526,736	$187,617	$1,256,927
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	7,686,926	7,987,398	8,103,387	4,201,780	6,136,069
Provision for doubtful accounts	27,000	120,000	152,015	60,000	62,500
(Gain) loss on sale or disposal of fixed assets	36,117	161,891	(1,679,053)	(1,528,168)	(71,360)
Provision for deferred taxes	(49,531)	—	130,647	130,647	—
Changes in operating assets and liabilities:
Accounts receivable	5,418,251	(4,076,808)	(1,856,326)	(307,488)	(6,060,302)
Accounts receivable — related party	(86,354)	(101,735)	(1,776,792)	(1,030,328)	1,086,037
Inventories	(56,677)	(1,928)	20,245	(34,196)	(102,929)
Prepaid and other assets	295,738	439,843	(342,151)	(57,706)	(273,831)
Accounts payable	(3,087,697)	2,155,770	1,636,195	129,955	3,174,201
Accrued expenses and other liabilities	(846,934)	(70,533)	1,436,462	1,723,250	2,434,020
Cash flow provided by operating activities	5,935,212	4,055,844	9,351,365	3,475,363	7,641,332
Investing Activities:
Purchase of businesses	—	—	—	—	(47,508,867)
Purchases of machinery and equipment	(6,224,833)	(4,923,059)	(13,369,530)	(5,844,524)	(18,179,848)
Proceeds from sale of machinery and equipment	273,325	598,626	7,080,032	6,303,783	148,813
Net cash flow (used in) investing activities	(5,951,508)	(4,324,433)	(6,289,498)	459,259	(65,539,902)
Financing Activities:
Borrowings on line of credit	15,014,359	20,970,271	22,956,618	7,553,842	93,895,567
Repayments on line of credit	(15,014,359)	(20,970,271)	(22,956,618)	(7,553,842)	(56,121,447)
Borrowing to finance equipment purchases	1,007,160	1,383,479	4,739,872	218,304	1,747,168
Repayments on capital leases and other debt	(1,300,287)	(1,282,460)	(1,864,838)	(1,121,926)	(1,404,883)
Repayment on term loan	(7,336,086)	(2,828,571)	(3,139,821)	(1,414,286)	(2,053,038)
Borrowing on term loan	9,900,000	—	—	—	—
Equity contribution	—	—	—	—	19,920,006
Cash flow provided by (used in) financing activities	2,270,787	(2,727,552)	(264,787)	(2,317,908)	55,983,373
Foreign currency translation adjustment	10,163	(173,708)	(558,985)	(581,395)	4,163
Net increase (decrease) in cash	2,264,654	(3,169,849)	2,238,095	1,035,319	(1,911,034)
Cash and cash equivalents at beginning of period	2,538,371	4,803,025	1,633,176	1,633,176	3,871,271
Cash and cash equivalents at end of period	$4,803,025	$1,633,176	$3,871,271	$2,668,495	$1,960,237
Supplemental disclosure of non cash investing and financing activities:
Common stock issued for business acquisition	$—	$—	$—	$—	$2,000,000

See accompanying notes.

Union Drilling, Inc.
Notes to consolidated financial statements
December 31, 2002, 2003 and 2004

1. Organization

Union Drilling, Inc. (Union or the Company) was incorporated in Delaware on September 23, 1997. On October 21, 1997, the Company acquired substantially all of the drilling equipment assets of a division of Equitable Resources Energy Company. Since that time the Company has increased its productive capacity by purchasing additional rigs and related equipment as described in Note 11. Union Drilling Company LLC has been the direct, sole shareholder of the Company.

2. Description of business and summary of significant accounting policies

Description of business

The Company is engaged in the business of onshore contract drilling and related services. The primary market for the Company's services is the onshore oil and natural gas industry. The Company operates primarily in West Virginia, Pennsylvania, Utah, Colorado, Virginia, Kentucky, New York, and Ohio. In fiscal year 2004, the Company operated in the provinces of Quebec, Nova Scotia, Ontario, and New Brunswick, Canada.

During 2004, in response to the low productivity in Canada, the Company sold two rigs and associated equipment located in Canada. The net book value of these assets was approximately $4.0 million and the Company recorded a net gain on the sale of approximately $1.5 million. These assets constituted all of the productive capacity of the Company's Canadian operation. In response to the disposition of these assets, the Company has recorded (and will prospectively) all foreign currency translation adjustments through other income/expense in the consolidated statements of operations.

The Company intends to service the drilling needs of the Canadian market by using available drilling capacity located in the United States.

	United States	Canada	Total
	(In Thousands)
2004:
Revenue	$65,606	$2,226	$67,832
Net income before taxes	1,662	2,281	3,943
Total assets	61,760	1,719	63,479
2003:
Revenue	$57,104	$1,040	$58,144
Net loss before taxes	(1,895)	(647)	(2,542)
Total assets	50,179	5,481	55,660
2002:
Revenue	$46,246	$799	$47,045
Net loss before taxes	(2,838)	(758)	(3,596)
Total assets	59,750	6,267	66,017

The Company's primary customers are involved in the oil and natural gas industry. Revenues from the top ten customers for the year ended December 31, 2004 represented approximately 67% of

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

total revenues with revenues from three customers over 10%. Revenues from the top ten customers for the year ended December 31, 2003 represented approximately 64% of total revenues with revenues from two customers over 10%. Revenues from the top ten customers for the year ended December 31, 2002 represented approximately 59% of total revenues with revenues from one customer slightly over 10%.

Unaudited interim financial statements

The financial statements as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 are unaudited and reflect all adjustments (consisting of normal recurring adjustments) that are, in the opinion of the Company's management, necessary for a fair presentation of the Company's financial position, results of operations and cash flows. The operating results for the six months ended June, 2005 are not necessarily indicative of the results that may be expected for any other interim period or for the full year ending December 31, 2005.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Union Drilling (Canada), Inc., after the elimination of all significant intercompany balances and transactions.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

Accounts receivable

The Company provides an allowance for bad debts in recognition of uncollectible accounts. All known losses at December 31, 2003 and 2004 have been provided for in the accompanying financial statements. The Company generally extends credit to customers without requiring collateral; however, the Company requires prepayments from customers when a credit history has not been established. Credit losses have been within management's expectations.

Inventories

Inventories maintained by the Company are primarily replacement parts and drill bits. Inventories are maintained at the lower of first-in, first-out cost, or market.

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

Property, buildings and equipment

Property and equipment is stated on the basis of cost. Depreciation on buildings and equipment is calculated on the straight-line method over the estimated remaining useful lives of the assets. Depreciation is not commenced until acquired rigs are placed in service. Once placed in service, depreciation continues when rigs are being repaired, refurbished or between periods of deployment. Unlike depreciation based on units-of-production, our method of depreciation does not change when equipment becomes idle or when utilization changes; we continue to depreciate idled equipment on a straight-line basis, despite the fact that our revenues and operating costs may vary with changes in utilization levels. The cost of maintenance and repairs is charged to operations as incurred; renewals and betterments are capitalized. The estimated lives of the assets are as follows:

Buildings	31.5 years
Drilling and well service equipment	3 – 10 years
Vehicles	3 – 5 years

Impairment of long-lived assets

Effective January 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). This Statement supersedes or amends existing accounting literature related to the impairment and disposal of long-lived assets.

In accordance with SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company reviews its long-lived assets for impairment by first comparing the carrying value of the assets to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. If the carrying value exceeds the sum of the assets' undiscounted cash flows, the Company estimates an impairment loss by taking the difference between the carrying value and fair value of the assets. No impairment charge has been recognized in any of the periods presented.

Stock-based compensation

The Company has adopted SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (SFAS No. 148), and the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). SFAS No. 123 permits the Company to continue accounting for stock-based compensation as set forth in APB Opinion No. 25, Accounting for Stock Issued to Employees, provided the Company discloses the pro forma effect on net income and earnings per share of adopting the full provisions of SFAS No. 123. Accordingly, the Company continues to account for stock-based compensation under APB Opinion No. 25 and has provided the required pro forma disclosures.

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

The following table illustrates the effect on net income/(loss) and income/(loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to employee stock-based awards. The assumptions employed to develop these estimates and the detail related to the Plans and option activity is set forth in Note 10.

	December 31			June 30
	2002	2003	2004	2004	2005
Reported net income (loss)	$(3,401,627)	$(2,558,054)	$3,526,736	$187,617	$1,256,927
Apply: Total stock-based compensation expense determined under fair value method for all awards	390,511	125,089	198,202	94,062	627,509
Pro forma net income (loss)	$(3,792,138)	$(2,683,143)	$3,328,534	$93,555	$629,418
Basic and diluted income (loss) per share:
Basic, as reported	$(0.26)	$(0.19)	$0.27	0.01	0.09
Diluted, as reported	$(0.26)	$(0.19)	$0.26	0.01	0.08
Basic, pro forma	$(0.29)	$(0.20)	$0.25	0.01	0.04
Diluted, pro forma	$(0.29)	$(0.20)	$0.25	0.01	0.04

Revenue recognition

Substantially all revenue is derived from gas drilling operations. Gas drilling contract terms are based on either daywork or footage. Revenue is recorded based on contracted rates applied to either the number of days drilling has taken place (daywork) or the depth drilled (footage). Losses, if any, are recognized on drilling contracts when such amounts are determinable. Mobilization fees are recognized in all material respects as the related drilling services are provided.

Concentration of credit risk

Substantially all of the Company's drilling services are performed for independent oil and natural gas producers in North America. Although the Company has provided drilling services in several states and provinces, these operations are aggregated into one segment for reporting purposes based on the similarity of economic characteristics among all markets including the nature of the services provided and the type of customers for such services.

Income taxes

The Company follows the liability method of accounting for income taxes pursuant to SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company provides for a valuation allowance to reduce deferred tax assets to their estimated realizable value.

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

Foreign currency translation

The functional currency of the Company's foreign subsidiary was the Canadian dollar. The Company translated all assets and liabilities to U.S. dollars at the current exchange rates as of the applicable balance sheet date with the exception of long-term notes payable to the parent company. This liability was translated at the historical rate and was paid in full during fiscal year 2004. Revenue and expenses were translated at the average monthly exchange rate prevailing during each period. Gains and losses resulting from the translation of the foreign subsidiary's financial statements were reported as a separate component of total other comprehensive income (loss) in stockholder's equity. As indicated in Note 2, the Company made the strategic decision to service the Canadian market utilizing available domestic drilling capacity. This resulted in the sale of substantially all of the Company's drilling equipment in Canada. As such, the foreign currency translation gain of approximately $175,000 was reclassified from other comprehensive income and increased the gain realized on the disposition of these non-domestic assets. Net gains resulting from foreign exchange transactions, which are recorded in the consolidated statements of operations in other income, approximated $259,000 in 2003 and $532,000 in 2004. Prior year gains or losses were not significant.

Earnings (Loss) per share

Basic earnings (loss) per common share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding during the period and the effect of all dilutive common stock equivalents, such as stock options.

Fair value of financial instruments

For certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, recorded amounts approximate fair value due to the relative short maturity period. The pricing mechanisms in the Company's debt agreements combined with the short-term nature of the equipment financing arrangements result in the carrying values of these obligations approximating their respective fair values.

Recent accounting pronouncements

In December 2003, the SEC published Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. This SAB updates portions of the SEC staff's interpretive guidance provided in SAB No. 101 and included in Topic 13 of the Codification of Staff Accounting Bulletins. SAB No. 104 deletes interpretive material no longer necessary and conforms the interpretive material retained because of pronouncements issued by the FASB's EITF on various revenue recognition topics, including EITF 00-21, Revenue Arrangements with Multiple Deliverables. SAB No. 104 also incorporates into the SAB Codification certain sections of the SEC staff's Revenue Recognition in Financial Statements – Frequently Asked Questions and Answers. SAB No. 104 does not have a material impact on the Company's financial position and results of operations since the Company's revenue recognition practices previously conformed to the interpretations codified by SAB No. 104.

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

In December 2004, the FASB issued Statement No. 123 (Revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. As permitted by FASB No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. The newly issued guidance will require the Company to use an estimated fair value approach to measure and recognize compensation expense for such grants in operations. The impact of adopting FASB No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. The impact of option grants measured on an estimated fair value basis on the Company's historic operations is included on a pro forma basis in the notes to the financial statements.

3. Acquisitions (unaudited)

Effective April 1, 2005, the Company acquired substantially all of the drilling assets (the drilling business) of SPA Drilling L.P. The aggregate cash purchase price for the drilling assets was $20,320,000. This acquisition provided the Company with a foothold in the North Texas market. Since the acquisition of these assets, the Company has purchased an additional six rigs for a total of $16,650,000, which are to be utilized in the same market.

Effective April 1, 2005, the Company acquired all the outstanding stock of Thornton Drilling Company. The aggregate purchase price of approximately $29,189,000 (including transaction costs of approximately $261,000) consisted of 292,509 common shares valued at approximately $2,000,000 and $26,928,000 in cash. The transaction has been accounted for as a purchase. The purchase price has been allocated to the assets acquired and liabilities assumed based upon their respective fair market values. The fair market value of the property and equipment was determined by an independent appraisal. The fair market values of the identified intangible assets were determined by an independent valuation and will be amortized to expense over the estimated useful lives. The excess of the purchase price over the fair value of assets acquired and liabilities assumed in the acquisition of approximately $5,526,000 is classified as goodwill.

The preliminary allocation of the assets acquired and liabilities assumed of Thornton Drilling Company are as follows (in thousands):

Amount
Current Assets	$5,438
Property and equipment	20,735
Identified intangible assets	4,000
Goodwill	5,526
Deferred tax asset	2,129
Other long-term assets	113
Current liabilities	(1,859)
Deferred tax liabilities	(6,893)
$29,189

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

The results of operations of the acquired businesses have been included in the accompanying consolidated financial statements since the date of the acquisitions. The following unaudited pro forma combined consolidated statements of operations have been prepared as if the acquisitions had occured on January 1 of the relevant period (in thousands except per share data).

	For the year ended December 31, 2004	For the Six Months ended June 30, 2005
Net sales	$112,922	$66,255
Net income	$2,898	$1,194
Earnings per common share:
Basic	$0.18	$0.08
Diluted	$0.18	$0.08

Pro forma amounts are based upon certain assumptions and estimates, and do not reflect any benefits from economies which might be achieved from combined operations. The pro forma information does not necessarily represent results which would have occurred if the acquisitions had taken place on the basis assumed above, nor are they necessarily indicative of the results of future combined operations.

4. Related-party transactions

During 2003 and 2004, the Company entered into contract arrangements with Triana Energy, Inc. and Columbia Natural Resources, which was purchased by Triana in August 2003. The Company's Vice Chairman of the Board of Directors is the Chief Executive Officer of Triana Energy, Inc. For the periods ended December 31, 2002, 2003 and 2004 the Company had revenues related to transactions with Columbia Natural Resources and Triana Energy, Inc. of $3,508,793, $3,512,810 and $8,734,944, respectively. At December 31, 2002, 2003 and 2004, the Company had accounts receivable from Columbia Natural Resources and Triana Energy, Inc. of $86,354, $188,089 and $1,964,881, respectively.

Both Triana Energy, Inc. and the Company share an ultimate common venture fund owner that provided capital investment funds employed in the initial formation of the business.

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

5. Accounts Receivable

Accounts receivable consist of the following:

	December 31
Description	2003	2004	June 30, 2005
			(unaudited)
Billed receivables	$7,106,460	$7,752,449	$14,917,676
Unbilled receivables	2,550,655	3,803,439	7,468,025
Total receivables	9,657,115	11,555,888	22,385,701
Allowance for doubtful accounts	(222,346)	(269,192)	(333,161)
Net receivables	$9,434,769	$11,286,696	$22,052,540

Unbilled receivables represent recorded revenue that is billable by the Company at future dates based on contractual payment terms and is anticipated to be billed and collected within the quarter following the balance sheet date.

Activity in the allowance for doubtful accounts is as follows:

Balance, December 31, 2002	$128,201
Net charge to expense	120,000
Amounts written off	25,855
Balance, December 31, 2003	222,346
Net charge to expense	159,184
Amounts written off	112,338
Balance, December 31, 2004	269,192
Net charge to expense	63,969
Amounts written off	—
Balance, June 30, 2005	$333,161

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

6. Property, buildings and equipment

Major classes of property, buildings and equipment are as follows:

	December 31,
	2003	2004	June 30, 2005
			(Unaudited)
Land	$187,642	$187,642	$967,432
Buildings	380,570	382,428	978,489
Drilling and well service equipment	66,531,565	68,493,832	118,578,755
Vehicles	3,559,068	2,987,883	5,387,769
Furniture and fixtures	31,491	31,491	37,977
Computer equipment	506,439	520,583	591,101
Leasehold improvements	78,175	78,175	78,175
Construction in progress	98,368	2,392,971	7,319,262
	71,373,318	75,075,005	133,938,960
Less accumulated depreciation	28,672,880	32,760,108	38,568,820
	$42,700,438	$42,314,897	$95,370,140

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

Property, buildings and equipment include certain capitalized leases. The Company had $1,965,759 and $977,914 net recorded value of capital lease assets at December 31, 2003 and 2004, respectively. Amortization of these assets was $328,938, $987,845 and $132,837 for the years ended December 31, 2003 and 2004 and the six months ended June 30, 2005, respectively, and is included in depreciation expense in the financial statements. The following is a schedule, by year, of the future minimum payments under these leases, together with the present value of the net minimum payments as of December 31, 2004:

Year ending December 31:
2005	$354,671
2006	—
Total minimum lease payments	354,671
Less amount representing interest	6,499
Total present value of minimum payments	348,172
Less current portion of such obligations	348,172
Long-term capital lease obligations	$—

7. Income taxes

The current and deferred components of income tax expense (benefit) are as follows:

	Year Ended December 31,
	2002	2003	2004
Current tax (benefit) expense:
Federal	—	—	$73,055
State	4,150	—	—
Foreign	(149,099)	15,927	212,685
	(144,949)	15,927	285,740
Deferred tax (benefit) expense:
Federal	—	—	48,755
State	—		—
Foreign	(49,531)	—	81,892
	(49,531)	—	130,647
	$(194,480)	$15,927	$416,387

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

The components of the net deferred income tax assets and liabilities are as follows:

	December 31,
	2003	2004
Deferred tax assets:
Receivables	$87,885	$104,985
Organizational costs	294,866	427,972
Net operating losses	13,035,076	11,514,881
Other	351	398
Subtotal deferred tax assets	13,418,178	12,048,236
Valuation allowance	(4,052,749)	(2,129,809)
Total net deferred tax assets	9,365,429	9,918,427
Deferred tax liabilities:
Fixed assets	9,365,429	9,620,030
Other	—	429,044
Total deferred tax liabilities	9,365,429	10,049,074
Net deferred taxes	$—	$130,647

Realization of the Company's deferred tax asset carrying value has been reduced by a valuation allowance because management believes that at the present time the Company's operating results do not meet the criteria that would permit recognition of these assets. This allowance will be maintained until the Company demonstrates an ability to generate income sufficient to realize the inherent tax benefits.

During the period ended June 30, 2005, the acquisition of Thornton Drilling Company (Note 3) resulted in a significant increase in deferred tax liabilities related to fixed assets. As a result of the transaction, the previously provided valuation allowance has been utilized and treated as a reduction of goodwill.

The Company has domestic net operating loss carryforwards of approximately $29.5 million at December 31, 2004. These losses may be carried forward for 20 years and will begin to expire in 2018. The state losses vary as to carryforward period and will begin to expire in 2008, depending upon the jurisdiction where applied. Foreign net operating losses were fully utilized in 2004.

The Company has provided $429,044 in deferred tax liability related to earnings yet to be remitted from its Canadian subsidiary.

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

Total income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate to income before income taxes as a result of the following:

	Year ended December 31,
	2002	2003	2004
Income tax (benefit) expense at the 34% statutory federal income tax rate	$(1,222,676)	$(869,738)	$1,340,661
State and local income taxes, net of federal income tax benefit	(146,360)	(4,760)	189,277
Change in valuation reserve:
Utilization of net operating loss carry forward	—	—	1,901,073
Other net	1,232,981	948,551	(3,824,015)
Permanent and other	(58,425)	(58,126)	50,491
Deferred tax adjustment	—	—	395,188
Deferred taxes on unremitted earnings	—	—	363,712
	$(194,480)	$15,927	$416,387

Taxes related to the period ended June 30, 2004 were associated with the gain on sale of our Canadian rigs. The six months ended June 30, 2005 has no provision for income taxes due to the availability of net operating loss carryforwards from previous years.

8. Accrued expenses and other liabilities

A detail of accrued expenses and other liabilities is as follows:

	December 31,
	2003	2004	June 30, 2005
			(Unaudited)
Accrued payroll and bonus	$1,078,432	$2,278,735	$3,956,486
Other	511,427	935,440	2,245,265
	$1,589,859	$3,214,175	$6,201,751

9. Long-term obligations

On May 3, 2002, the Company entered into an agreement with a bank to provide a line of credit facility totaling $10,000,000. The amount available under the line of credit is limited by a percentage of eligible accounts receivable (approximately $4.1 million at December 31, 2004). The line of credit bears interest at either (i) a fluctuating rate per annum equal to the higher of the Prime Rate or the sum of the Federal Funds Effective Rate plus 50 basis points or (ii) a fluctuating rate per annum equal to the LIBOR rate plus 187.5 basis points. These rates increase when borrowings under the facility exceed certain percentages of the total $10 million commitment. The highest rate is paid once the Company's borrowings exceed 67% of the total commitment. The maximum interest rate at that level of borrowing is the Prime Rate plus 62.5 basis points or the LIBOR rate plus 250 basis points.

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

On June 30, 2004, the credit agreement was amended and restated to extend the revolving credit facility termination date to December 31, 2005.

On April 1, 2005, the Company paid off the outstanding balance and retired the line of credit.

On March 29, 2002, the Company entered into a Loan and Security Agreement with a financial institution to provide term loans in the amount of $9.9 million. These term loans bear interest at the greater of LIBOR plus 450 basis points or 7.6% and are secured by liens on specific rigs and equipment. These term loans had outstanding balances of $5,192,860 and $2,053,038 as of December 31, 2003 and 2004, respectively. The loans were advanced to the Company on two separate dates: March 29, 2002 and June 19, 2002 for $6,499,962 and $3,400,038, respectively. Both term loans are being amortized over 42-month periods with monthly principal payments of $120,178 and $80,953, respectively.

On April 1, 2005, the Company paid off the outstanding balance and retired the term loan.

The Company entered into a Revolving Credit and Security Agreement dated March 31, 2005, and subsequently amended on April 19, August 15, and October 5, 2005, which provides for a borrowing base equal to the lesser of $60,000,000 and the sum of 85% of eligible receivables and 75% of the liquidation value of eligible rig fleet equipment. There is a $7,500,000 sublimit for letters of credit. Amounts outstanding under the revolving credit facility bear interest at either (i) the higher of the Federal Funds Open Rate plus one half of 1.00% or the base commercial lending rate of the agent for the lenders (6.00% at June 30, 2005) or (ii) LIBOR plus 2.00% (5.28% at June 30, 2005).

In addition, the Company has entered into various equipment-specific financing agreements with several third-party financing institutions. The terms of these agreements vary but the majority of them are for 36 months, while five have a term of 48 months and five have a term of 60 months. As of December 31, 2004, the total outstanding balance under these arrangements, including principal and interest, was $6,205,147. The interest rate on these borrowings ranges from 1.0% to 7.5%. The following is a schedule, by year, of the future debt payments under these agreements, together with the present value of the net payments as of December 31, 2004:

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

Year ending December 31:
2005	$1,652,054
2006	1,475,254
2007	1,222,232
2008	1,080,510
2009	775,097
Total minimum debt payments	6,205,147
Less amount representing interest	701,968
Total present value of minimum payments	5,503,179
Less current portion of such obligations	1,368,513
Long-term portion of obligations	$4,134,666

The Company paid approximately $792,000, $849,600 and $629,300 in interest on all debt during 2002, 2003 and 2004, respectively.

10. Other income

Included in other income in 2004 is approximately $707,000 of foreign currency gains associated with the sale of assets and the reclass of currency translation gains.

11. Productive capacity

The Company has increased its productive capacity through the purchase of rotary drilling rigs, equipment (primarily dozers and trucks), and drilling supplies from other drilling companies. The following table illustrates the number of rigs purchased and the total purchase price of the rigs and related drilling equipment since the inception of the Company:

Purchases by Year	Rotary Rigs and Related Drilling Equipment Purchased	Purchase Price (in millions)
1997	12	$7.2
1998	19	11.0
1999	7	8.3
2000	7	4.7
2001	4	7.5
2002	2	4.2
2004	2	5.5
Total	53	$48.4

Subsequent to the year ended December 31, 2004, the Company purchased and received one new rig and entered into purchase commitments to buy two new rigs and four new dozers with an acquired value of approximately $3.4 million.

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

12. Management compensation

Stock option plans

Effective March 16, 2000, the Board of Directors of Union adopted the 2000 Employee Stock Option Plan (the Plan). The Plan, as amended on June 1, 2003, reserves 1,579,552 shares of the Company's common stock. As of December 31, 2003 and 2004, 876,647 options had been granted under the Plan. The options expire on the tenth anniversary of the grant date. Vesting typically occurs in two, three or four equal annual installments from the grant date, depending on the terms of the grant. The exercise price of stock options under the Plan was based on the Board of Directors assessment of the fair market value of the stock at the time the option is granted. Outside of the Plan, 132,958 options were granted in 1999.

Stock option activity for all options was as follows:

	Number of shares	Option price range	Weighted average exercise price
Outstanding at December 31, 2002	918,702	$2.51-$3.80	$3.30
Granted	618,657	3.80	$3.80
Exercised	—	—	—
Canceled	(527,754)	$3.26	$3.26
Outstanding at December 31, 2003 and 2004	1,009,605	$2.51-$3.80	$3.63
Granted	527,754	$7.22	$7.22
Exercised	—	—	—
Canceled	—	—	—
Outstanding at June 30, 2005	1,537,359	$2.51-$7.22	$4.86

The granted option amount in 2003 of 618,657 included 197,444 common stock options, which would vest only if the holder is promoted to Chief Executive Officer. On April 1, 2004, the holder became the Chief Executive Officer. The common stock fair value at this vesting date was not in excess of the exercise price of $3.80.

As of December 31, 2004, the weighted-average remaining contractual life on the options outstanding was 7.1 years. As of December 31, 2004, options to purchase 496,251 shares of common stock were exercisable.

For purposes of determining compensation expense using the provisions of SFAS No. 123 as set forth in Note 2, the fair value of option grants was determined using the Black-Scholes option valuation model. The key input variables used in valuing the options were: risk-free interest rates of approximately 2.3% and 2.9% for the 2003 and 2004 grants, respectively; dividend yield of zero; stock price volatility of 71% and 94% for 2003 and 2004, respectively, based on a publicly traded peer of the Company; and option lives of approximately four years. The effects of applying SFAS No. 123 in this pro forma disclosure may not be representative of the effects on reported net income for future periods.

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

Employee benefit plan

The Company has a defined contribution employee benefit plan covering substantially all of its employees. Company contributions to the plan are discretionary. The Company started matching employee contributions effective January 1, 2001, and made contributions of approximately $106,000 and $120,000 during the years ended December 31, 2003 and 2004, respectively.

Contingent management compensation

Certain members of the Company management and certain other participants have been awarded rights to participate in the proceeds associated with the appreciation in value ultimately associated with dispositions of the Company's shares by Union Drilling Company LLC (UDC). In order to receive benefits from this arrangement, the fair market value of the Company's shares held by UDC must exceed certain increasing threshold amounts.

The Company participants in this arrangement are to receive benefits as a result of UDC's sale, distribution or disposition of Company shares and the related recognition of a gain in excess of the threshold amount. These rights may be repurchased from these individuals at fair market value, which includes consideration of the threshold amount in the determination of that value, upon termination of their employment by the Company.

At December 31, 2004 and June 30, 2005 the threshold amounts were $86.4 million and $90.6 million, respectively. These amounts are determined based upon cash invested in UDC (and invested by UDC in the Company's stock) plus a compounded annual return of 10%.

Compensation will be recognized related to this arrangement when the fair market value of the Company stock held by UDC exceeds the threshold amount. Management anticipates that this will occur upon completion of the initial public offering of the Company's shares. Prospectively, changes in the Company stock value will also cause volatility in recognized compensation costs associated with this arrangement.

The defined group of participants in this arrangement would be entitled to up to 22.5% of the value realized in excess of the threshold amount. Members of Company management are entitled to approximately 4% of the 22.5%.

13. Operating leases

The Company leases certain buildings and automobiles under noncancelable operating agreements. Lease expense was $549,283, $674,899, and $787,799 for the years ended December 31, 2002, 2003, and 2004, respectively.

Union Drilling, Inc.
Notes to consolidated financial statements  — (continued)
December 31, 2002, 2003 and 2004

Future minimum lease payments under noncancelable operating leases consist of the following:

2005	$605,342
2006	337,259
2007	71,317
2008	30,000
2009	22,500

14. Subsequent event

Effective March 31, 2005, the Company acquired all of the capital stock of an Oklahoma-based drilling company which owns 12 drilling rigs. Also, effective the same date, the Company acquired substantially all of the drilling assets (eight rigs) of a Texas-based drilling company. The total purchase price for these businesses is $48,685,000 which is subject to a final working capital adjustment. These acquisitions were financed by a new $50,000,000 revolving line of credit with a bank and collateralized by substantially all of the assets of the Company. The previous debt facilities referenced in Note 9 were both retired at that time. In addition, the Company also received an equity infusion of approximately $20,000,000 at $7.22 per share from private investors. Also, the seller of the Oklahoma-based company received approximately $2,000,000 in stock of Union Drilling Inc. at $6.84 per share as part of the transaction. The funding of these transactions occurred on April 1, 2005.

Unaudited

On August 12, 2005, the Company entered into an agreement to purchase four additional rigs for $8,650,000.

Effective August 15, 2005, the revolving credit agreement was amended to increase the maximum revolving amount from $50 million to $60 million, and to increase the Net Capital Expenditures limitation for the fiscal year ended December 31, 2005 to $45 million from $15 million.

Subsequent to December 31, 2004 a fatality occurred at the Oklahoma-based drilling company the Company acquired, resulting in a lawsuit filed by the family of the deceased. Management of the Company together with their legal counsel believe the liability will not result in a material loss to the Company.

The Company has established a 2005 Stock Option Plan authorizing up to 1,579,552 stock options. Grants have been made of 531,775 options to purchase common stock at the initial public offering price.

On November 7, 2005, the Company paid $250,000 to National Oilwell Varco for (i) an option to acquire three rigs and related equipment for an aggregate purchase price of $24 million and (ii) an option to acquire an option to acquire an additional three rigs and related equipment for an aggregate purchase price of $25.2 million. The first option must be exercised by December 15, 2005, and, if exercised, the $250,000 will be applied towards the purchase price for the first three rigs. The second option (to acquire the option) must be exercised by tendering an option payment of $1 million by December 15, 2005. If that option is acquired, it must be exercised by April 30, 2006, and if exercised, the $1 million will be applied to the purchase price for those additional three rigs. All six rigs, which are capable of horizontal and underbalanced drilling, would be scheduled for delivery during 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Partners
SPA Drilling, L.P.

We have audited the accompanying balance sheet of SPA Drilling, L.P. (the Partnership) as of December 31, 2004, and the related statements of operations, partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPA Drilling, L.P. at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
July 1, 2005

SPA Drilling, L.P.

Balance Sheets

	December 31, 2004	March 31, 2005
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$454,881	$636,412
Accounts receivable (net of allowance for doubtful accounts of $20,000 as of December 31, 2004 and March 31, 2005)	2,709,819	3,543,146
Prepaid expenses and deposits	103,046	57,003
Total current assets	3,267,746	4,236,561
Property, buildings, and equipment (net of accumulated depreciation of $2,959,201 and $3,307,228 as of December 31, 2004 and March 31, 2005, respectively)	5,298,764	5,019,239
Total assets	$8,566,510	$9,255,800
Liabilities and partners' equity
Current liabilities:
Accounts payable	$728,561	$658,820
Line of credit	1,100,067	650,067
Current portion of long-term obligations	522,242	844,628
Advances from customers	536,355	249,644
Acquisition deposit	—	500,000
Accrued expenses and other liabilities	199,283	442,645
Total current liabilities	3,086,508	3,345,804
Long-term obligations	485,722	—
Total liabilities	3,572,230	3,345,804
Partners' equity	4,994,280	5,909,996
Total liabilities and partners' equity	$8,566,510	$9,255,800

See accompanying notes.

SPA Drilling, L.P.

Statements of Operations

	December 31 2004	Three Months Ended March 31
		2004	2005
		(Unaudited)
Revenues	$17,810,447	$3,776,501	$6,105,312
Cost and expenses
Drilling operations	14,821,021	3,483,204	4,731,124
Depreciation expense	1,219,700	280,822	348,027
General and administrative expenses	1,054,307	204,139	188,693
Total cost and expenses	17,095,028	3,968,165	5,267,844
Operating income (loss)	715,419	(191,664)	837,468
Interest expense	110,813	26,112	19,547
Gain on sale of assets	11,527	2,677	—
Other income	21,798	5,429	97,795
Net income (loss)	$637,931	$(209,670)	$915,716

See accompanying notes.

SPA Drilling, L.P.

Statements of Partners' Equity

Partners' Equity
Balance at December 31, 2003	$4,356,349
Net income	637,931
Balance at December 31, 2004	4,994,280
Net income	915,716
Balance at March 31, 2005 (unaudited)	$5,909,996

See accompanying notes.

SPA Drilling, L.P.

Statements of Cash Flows

	Year ended December 31, 2004	Three months ended March 31
		2004	2005
		(Unaudited)
Operating activities
Net income (loss)	$637,931	$(209,670)	$915,716
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	1,219,700	280,822	348,027
Gain on sale of fixed assets	(11,527)	(2,677)	—
Changes in operating assets and liabilities:
Accounts receivable	(317,180)	602,266	(833,327)
Prepaid and other assets	135,274	170,733	46,042
Accounts payable	149,672	(154,507)	(69,741)
Accrued expenses and other liabilities	525,866	95,956	(43,348)
Net cash provided by operating activities	2,339,736	782,923	363,369
Investing activities
Purchases of property and equipment	(1,731,474)	(124,776)	(68,502)
Proceeds from sale of equipment	19,500	19,500	—
Net cash used in investing activities	(1,711,974)	(105,276)	(68,502)
Financing activities
Borrowing on line of credit	2,724,067	730,000	—
Repayments on line of credit	(2,375,000)	(1,000,000)	(450,000)
Borrowing on term loan	261,913	—	—
Repayment of term loans	(839,899)	(248,279)	(163,336)
Acquisition deposit	—	—	500,000
Net cash used by financing activities	(228,919)	(518,279)	(113,336)
Net increase in cash	398,843	159,368	181,531
Cash and cash equivalents at beginning of period	56,038	56,038	454,881
Cash and cash equivalents at end of period	$454,881	$215,406	$636,412
Supplemental disclosure of cash flow information
Cash paid for interest	$88,962	$8,193	$19,547

See accompanying notes.

SPA Drilling, L.P.
Notes to financial statements
December 31, 2004

1. Organization and Description of Business

SPA Drilling, L.P. (SPA or the Partnership) was formed November 8, 1999. The Partnership is engaged in the business of onshore contract drilling, and related services. The primary market for the Partnership's services is the onshore oil and gas industry.

The Partnership's customers are involved in the oil and gas industry. Revenues from two customers represented 38% of total revenues for December 31, 2004.

2. Summary of Significant Accounting Policies

Interim Financial Information

The accompanying balance sheet at March 31, 2005, and the statements of operations, partners' equity, and cash flows for the three months ended March 31, 2004 and 2005 are unaudited. The unaudited interim balance sheet and statements of operations, partners' equity, and cash flows have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Partnership's financial position, results of operations, and its cash flows for the three months ended March 31, 2004 and 2005. The financial data and other information disclosed in these notes to financial statements related to these periods are unaudited. Operating results for the three months ended March 31, 2005, are not necessarily indicative of the results that may be expected for the year ended December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

Accounts Receivable

The Partnership provides an allowance for bad debts in recognition of uncollectible accounts. All known losses at December 31, 2004, have been provided for in the accompanying balance sheets. The Partnership generally extends credit to customers without requiring collateral; however, the Partnership requires prepayments from customers when a credit history has not been established. Credit losses have been within management's expectations.

Property, Buildings, and Equipment

Property and equipment is stated on the basis of cost. Depreciation on building improvements and equipment is calculated on a straight-line basis over the estimated useful lives of the assets.

SPA Drilling, L.P.
Notes to financial statements  — (continued)
December 31, 2004

Depreciation is not commenced until acquired rigs are placed in service. Once placed in service, depreciation continues when rigs are being repaired, refurbished or between periods of deployment. The cost of maintenance and repairs is charged to operations as incurred; renewals and betterments are capitalized. The estimated lives of the assets are as follows:

Building improvements	10 years
Drilling and well service equipment	2 – 10 years
Furniture and equipment	3 – 10 years
Vehicles	3 – 7 years

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Partnership reviews its long-lived assets for impairment by first comparing the carrying value of the assets to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. If the carrying value exceeds the sum of the assets' undiscounted cash flows, the Partnership estimates an impairment loss by computing the difference between the carrying value and fair value of the assets. No impairment loss has been recognized in the periods presented.

Revenue Recognition

Substantially all revenue is derived from gas drilling operations. The Partnership's contract terms are based on either daywork or footage rates and typically will contain a separate rate for mobilization (the rate charged for moving the rigs from one location to another). Revenue is recognized based on contracted rates applied to either the number of days drilling has taken place (daywork) or the depth drilled (footage) as the related services are provided. The Partnership recognizes mobilization as the drilling services are performed; as such, amounts are not separable from the primary drilling services. Losses, if any, are recognized on drilling contracts when such amounts are determinable.

Deferred Revenue

The Partnership collects deposits in advance for certain events. These deposits are considered to be deferred revenue and are recognized as the facilities and services are provided.

Concentration of Credit Risk

Substantially all of the Partnership's drilling services are performed for independent oil and gas producers in North America. Although the Partnership provides drilling services in several states, these operations are aggregated into one segment for reporting purposes based on the similarity of economic characteristics among all markets including the nature of the services provided and the type of customers for such services.

Fair Value of Financial Instruments

For certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, recorded amounts approximate fair value due to the

SPA Drilling, L.P.
Notes to financial statements  — (continued)
December 31, 2004

relative short maturity period. In April 2004, the Partnership recently entered into a note payable agreement (Note 5). As a result of the recent date of this transaction, the carrying amount of this debt approximates market value for the year ended 2004. In April 2004, the Partnership entered into a new line of credit. The carrying amount of the line of credit approximates market value because the negotiated interest rate varies with market interest rates.

3. Accounts Receivable

Accounts receivable consist of the following:

	December 31, 2004	March 31, 2005
		(Unaudited)
Billed receivables	$2,041,551	$3,036,671
Unbilled receivables	688,268	526,475
Total receivables	2,729,819	3,563,146
Allowance for doubtful accounts	(20,000)	(20,000)
Net receivables	$2,709,819	$3,543,146

Unbilled receivables represent recorded revenue that is billable by the Partnership at future dates based on contractual payment terms and is anticipated to be billed and collected within the twelve months following the balance sheet date.

4. Property, Buildings, and Equipment

Major classes of property, buildings, and equipment are as follows:

December 31, 2004
Building improvements	$70,529
Drilling and well service equipment	7,371,712
Vehicles and equipment	791,072
Furniture and fixtures	24,652
8,257,965
Less accumulated depreciation	2,959,201
$5,298,764

5. Long-Term Obligations

On April 1, 2004, the Partnership entered into an agreement with a bank to provide a line of credit facility totaling $1,500,000. The line of credit bears interest at the Prime Rate (5.25% at December 31, 2004) and matures April 1, 2005. This revolving loan facility was secured by substantially all assets of the Partnership. As of December 31, 2004 and March 31, 2005 the line of credit balance outstanding was $1,100,067 and $650,067, respectively.

As of April 1, 2005, the remaining outstanding balance was paid and the Partnership did not enter into a new line of credit at the time of maturity.

SPA Drilling, L.P.
Notes to financial statements  — (continued)
December 31, 2004

The Partnership has entered into various equipment-specific financing agreements with third-party financing institutions. The terms of these agreements vary but the majority of these financing agreements are for 36 months with interest rates based on the Prime Rate. The majority of the financing agreements are also secured by substantially all assets of the Partnership. The following is a schedule, by year, of the future debt payments under these agreements as of December 31, 2004:

Period ended December 31, 2004:
2005	$1,622,309
2006	444,546
2007	41,176
2008	—
2009	—
Total debt payments	2,108,031
Less current portion of such obligations	1,622,309
Long-term portion of obligations	$485,722

The Partnership paid approximately $89,000 in interest during 2004.

6. Operating Leases

The Partnership had no lease expense during fiscal year 2004; however, on July 1, 2005, the Partnership moved operations and entered into a new lease. The annual rental expense related to the new lease arrangement is $54,000.

7. Partners' Equity

The Partnership is comprised of various limited partners and a general partner. The Partnership shall continue until November 2024, unless it is dissolved, its affairs wound up, and final liquidating distributions are made in accordance with the Partnership Agreement. The partners' rights, privileges, preferences, and obligations are detailed in the Partnership Agreement dated November 8, 1999, as amended January 1, 2002, and January 1, 2004.

The partners will receive an allocation of net income each year based on their partnership interests. The partners are to receive a distribution of cash flows when available, which would be allocated based on their partnership interests. In the event of any liquidation, dissolution, or winding up of the Partnership, the funds will be distributed in order as follows: (a) creditors including partners who are creditors; (b) set up any reserves which the general partner deems reasonably necessary for contingent or unforeseen liabilities or obligations of the Partnership arising out of or in connection with the business of the Partnership; and (c) to the partners in accordance with each partner's positive capital account balance based upon their interests.

Income tax obligations are not recognized at the partnership level; but, are the responsibility of the individual partners based upon their allocable share of partnership taxable interest.

SPA Drilling, L.P.
Notes to financial statements  — (continued)
December 31, 2004

8. Disposition of the Business

On March 31, 2005, the Partnership entered into an agreement to sell substantially all drilling assets of the operations for approximately $19,600,000. In conjunction with this transaction the Partnership received a $500,000 deposit from the buyer during the first quarter of 2005. The accompanying financial statements have been prepared on a historical basis and do not give consideration to the terms of the transaction.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Thornton Drilling Company

We have audited the accompanying balance sheets of Thornton Drilling Company (the Company) as of December 31, 2003 and 2004, and the related statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornton Drilling Company at December 31, 2003, and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
July 29, 2005

Thorton Drilling Company
Balance Sheets

	Years Ended December 31		March 31
	2003	2004	2005
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$386,553	$693,058	$1,578
Accounts receivable (net of allowance for doubtful accounts of $53,346, $90,468, and $91,931 for December 31, 2003 and 2004 and March 31, 2005, respectively)	3,329,301	4,330,808	4,793,454
Prepaid expenses and other assets	50,257	151,915	660,491
Income tax receivable	66,189	—	—
Total current assets	3,832,300	5,175,781	5,455,523
Property, buildings, and equipment (net of accumulated depreciation of $3,561,543, $4,639,879, and $4,934,542 for December 31, 2003 and 2004 and March 31, 2005, respectively)	8,751,390	9,759,929	9,399,890
Other assets	96,053	113,463	113,463
Total assets	$12,679,743	$15,049,173	$14,968,876
Liabilities and stockholder's equity
Current liabilities:
Accounts payable	$1,044,392	$1,027,542	$710,573
Current portion of long-term obligations	1,821,575	1,815,005	1,675,763
Income taxes payable	122,669	1,257,846	190,795
Accrued expenses and other liabilities	975,485	405,046	818,783
Total current liabilities	3,964,121	4,505,439	3,395,914
Long-term obligations	4,366,839	3,343,862	4,358,363
Deferred income taxes	1,569,851	2,242,298	2,346,897
Advances from customers	138,604	138,604	138,604
Total liabilities	10,039,415	10,230,203	10,239,778
Stockholder's equity:
Common stock, par value $.01 per share; authorized, 75,000,000 shares as of December 31 2003 and 2004 and 10,000 shares as of March 31 2005; issued and outstanding, 600 shares	6	6	6
Treasury stock	(30,000)	(30,000)	(30,000)
Accumulated other comprehensive income:
Unrealized gain on investment	4,521	8,444	8,444
Retained earnings	2,665,801	4,840,520	4,750,648
Total stockholder's equity	2,640,328	4,818,970	4,729,098
Total liabilities and stockholder's equity	$12,679,743	$15,049,173	$14,968,876

See accompanying notes.

Thornton Drilling Company
Statements of Operations

	Years Ended December 31			Three Months Ended March 31
	2002	2003	2004	2004	2005
				(Unaudited)
Revenues	$13,648,438	$19,273,564	$27,280,277	$5,148,335	$8,216,179
Cost and expenses
Drilling operations	9,862,345	14,916,360	18,310,581	4,224,561	5,871,237
Depreciation expense	778,003	639,206	1,156,609	320,785	403,844
General and administrative expenses	2,302,341	2,835,869	3,602,666	810,107	1,618,004
Total cost and expenses	12,942,689	18,391,435	23,069,856	5,355,453	7,893,085
Operating income (loss)	705,749	882,129	4,210,421	(207,118)	323,094
Interest (expense) income, net	(224,109)	(265,402)	(361,923)	(109,868)	(107,655)
Gain (loss) on sale of assets	—	692,977	(28,706)	—	—
Other income	10,053	10,556	8,630	14,181	—
Income (loss) before income taxes	491,693	1,320,260	3,828,422	(302,805)	215,439
Income tax expense (benefit)	268,260	572,819	1,653,703	(130,034)	92,450
Net income (loss)	$223,433	$747,441	$2,174,719	$(172,771)	$122,989

See accompanying notes.

Thornton Drilling Company
Statements of Stockholder's Equity

	Common Stock		Treasury Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total
	Shares	$
Balance at December 31, 2001	600	$6	$(30,000)	$—	$1,694,927	$1,664,933
Net income	—	—	—	—	223,433	223,433
Unrealized gain on investment, net of tax	—	—	—	3,055	—	3,055
Total comprehensive income	—	—	—	—	—	226,488
Balance at December 31, 2002	600	6	(30,000)	3,055	1,918,360	1,891,421
Net income	—	—	—	—	747,441	747,441
Unrealized gain on investment, net of tax	—	—	—	1,466	—	1,466
Total comprehensive income	—	—	—	—	—	748,907
Balance at December 31, 2003	600	6	(30,000)	4,521	2,665,801	2,640,328
Net income	—	—	—	—	2,174,719	2,174,719
Unrealized gain on investment, net of tax	—	—	—	3,923	—	3,923
Total comprehensive income	—	—	—	—	—	2,178,642
Balance at December 31, 2004	600	6	(30,000)	8,444	4,840,520	4,818,970
Dividend	—	—	—	—	(212,861)	(212,861)
Net income	—	—	—	—	122,989	122,989
Balance at March 31, 2005 (unaudited)	600	$6	$(30,000)	$8,444	$4,750,648	$4,729,098

See accompanying notes.

Thornton Drilling Company
Statements of Cash Flows

	Years Ended December 31			Three Months Ended March 31
	2002	2003	2004	2004	2005
				(Unaudited)
Operating activities
Net income (loss)	$223,433	$747,441	$2,174,719	$(172,771)	$122,989
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation expense	778,003	639,206	1,156,609	320,785	403,844
(Gain) loss on sale of fixed assets	—	(692,977)	28,706	—	—
Provision for deferred taxes	336,303	456,105	670,042	70,362	104,599
Changes in operating assets and liabilities:
Accounts receivable	(248,404)	(855,177)	(1,001,507)	92,644	(462,646)
Prepaid and other assets	(359,383)	212,264	(52,880)	(85,846)	(508,577)
Accounts payable	612,756	42,054	(438,850)	(248,826)	(316,969)
Accrued expenses and other liabilities	(659,902)	269,446	571,068	(65,349)	(653,314)
Net cash provided by (used in) operating activities	682,806	818,362	3,107,907	(89,001)	(1,310,074)
Investing activities
Purchases of property and equipment	(1,745,903)	(3,877,679)	(2,193,855)	(261,992)	(256,665)
Proceeds from sale of property and equipment	—	674,000	—	—	—
Net cash used in investing activities	(1,745,903)	(3,203,679)	(2,193,855)	(261,992)	(256,665)
Financing activities
Borrowing on line of credit	—	532,235	369,613	251,000	500,000
Repayments on line of credit	—	(110,235)	(198,207)	(126,113)	—
Borrowing on term loan	2,125,788	3,937,406	1,305,919	464,857	819,735
Repayment of term loans	(1,400,997)	(2,135,769)	(2,084,872)	(474,260)	(444,476)
Net cash provided by (used in) financing activities	724,791	2,223,637	(607,547)	115,484	875,259
Net (decrease) increase in cash	(338,306)	(161,680)	306,505	(235,509)	(691,480)
Cash and cash equivalents at beginning of period	886,539	548,233	386,553	386,553	693,058
Cash and cash equivalents at end of period	$548,233	$386,553	$693,058	$151,044	$1,578
Supplemental disclosure of cash flow information
Cash paid for interest	$233,325	$279,660	$367,256	$110,423	$110,075

See accompanying notes.

Thornton Drilling Company
Notes to financial statements
December 31, 2002, 2003 and 2004

1. Organization and Description of Business

Thornton Drilling Company (Thornton or the Company) was incorporated in Colorado on January 23, 1981. The Company is engaged in the business of onshore contract drilling, and related services. The primary market for the Company's services is the onshore oil and gas industry. The Company operates primarily in Colorado, Oklahoma, and Arkansas.

The Company's customers are involved in the oil and gas industry. Revenues from the top ten customers for the year ended December 31, 2004 represented approximately 70% of total revenues with revenues from three customers having balances over 10% representing a total of 47%.

2. Summary of Significant Accounting Policies

Interim Financial Information

The accompanying balance sheet at March 31, 2005 and the statements of operations, stockholder's equity, and cash flows for the three months ended March 31, 2004 and 2005 are unaudited. The unaudited interim balance sheet and statements of operations, stockholder's equity and cash flows have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and its cash flows for the three months ended March 31, 2004 and 2005. The financial data and other information disclosed in these notes to financial statements related to these periods are unaudited. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

Accounts Receivable

The Company provides an allowance for bad debts in recognition of uncollectible accounts. All known losses at December 31, 2003 and 2004 have been provided for in the accompanying balance sheets. The Company generally extends credit to customers without requiring collateral; however, the Company requires prepayments from customers when a credit history has not been established. Credit losses have been within management's expectations.

Thornton Drilling Company
Notes to financial statements  — (continued)
December 31, 2002, 2003 and 2004

2. Summary of Significant Accounting Policies (continued)

Property, Buildings, and Equipment

Property and equipment is stated on the basis of cost. Depreciation on buildings and equipment is calculated on a straight-line basis over the estimated useful lives of the assets. Depreciation is not commenced until acquired rigs are placed in service. Once placed in service, depreciation continues when rigs are being repaired, refurbished or between periods of deployment. The cost of maintenance and repairs is charged to operations as incurred; renewals and betterments are capitalized. The estimated lives of the assets are as follows:

Buildings	32 years
Drilling and well service equipment	3-10 years
Vehicles	3-7 years

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company reviews its long-lived assets for impairment by first comparing the carrying value of the assets to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. If the carrying value exceeds the sum of the assets' undiscounted cash flows, the Company estimates an impairment loss by computing the difference between the carrying value and fair value of the assets. No impairment loss has been recognized in the periods presented.

Revenue Recognition

Substantially all revenue is derived from gas drilling operations. The Company's contract terms are based on either daywork or footage rates and typically will contain a separate rate for mobilization (the rate charged for moving the rigs from one location to another). Revenue is recognized based on contracted rates applied to either the number of days drilling has taken place (daywork) or the depth drilled (footage) as the related services are provided. The Company recognizes mobilization as the services are performed. Losses, if any, are recognized on drilling contracts when such amounts are determinable.

Concentration of Credit Risk

Substantially all of the Company's drilling services are performed for independent oil and gas producers in North America. Although the Company provides drilling services in several states, these operations are aggregated into one segment for reporting purposes based on the similarity of economic characteristics among all markets including the nature of the services provided and the type of customers for such services.

Income Taxes

The Company follows the liability method of accounting for income taxes pursuant to SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are

Thornton Drilling Company
Notes to financial statements  — (continued)
December 31, 2002, 2003 and 2004

2. Summary of Significant Accounting Policies (continued)

determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

Fair Value of Financial Instruments

For certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, recorded amounts approximate fair value due to the relative short maturity period. During 2004, the Company entered into various note payable agreements (Note 7). As a result of the recent date of these transactions, the carrying amount of this debt approximates market value for the period ended 2004. In August 2003, the Company entered into a new line of credit. The carrying amount of the line of credit approximates market value because the negotiated interest rate varies with market interest rates.

3. Accounts Receivable

Accounts receivable consist of the following:

	December 31,		March 31, 2005
Description	2003	2004
			(Unaudited)
Billed receivables	$2,978,961	$3,857,801	$4,039,172
Unbilled receivables	403,686	563,475	846,213
Total receivables	3,382,647	4,421,276	4,885,385
Allowance for doubtful accounts	(53,346)	(90,468)	(91,931)
Net receivables	$3,329,301	$4,330,808	$4,793,454

Unbilled receivables represent recorded revenue that is billable by the Company at future dates based on contractual payment terms and is anticipated to be billed and collected within the quarter following the balance sheet date.

Thornton Drilling Company
Notes to financial statements  — (continued)
December 31, 2002, 2003 and 2004

4. Property, Buildings and Equipment

Major classes of property, buildings and equipment are as follows:

	December 31,
	2003	2004
Land	$650,257	$650,257
Buildings	101,000	101,000
Drilling and well service equipment	9,652,143	11,355,831
Vehicles and equipment	1,765,214	2,017,173
Furniture and fixtures	40,951	46,865
Leasehold improvements	103,368	228,682
	12,312,933	14,399,808
Less accumulated depreciation	3,561,543	4,639,879
	$8,751,390	$9,759,929

Thornton Drilling Company
Notes to financial statements  — (continued)
December 31, 2002, 2003 and 2004

5. Income Taxes

The current and deferred components of income tax expense are as follows:

	2002	2003	2004
Current tax expense:
Federal	$(60,884)	$104,781	$880,118
State	(7,163)	11,933	103,543
	(68,047)	116,714	983,661
Deferred tax expense:
Federal	300,907	408,094	599,511
State	35,400	48,011	70,531
	336,307	456,105	670,042
	$268,260	$572,819	$1,653,703

The components of the net deferred income tax assets and liabilities are as follows:

	2002	2003	2004
Deferred tax assets:
Receivables	$—	$20,271	$34,378
Accruals	28,643	8,410	42,402
Total deferred tax assets	28,643	28,681	76,780

Deferred tax liabilities:
Fixed assets	1,304,028	1,588,429	2,306,570
Other	9,205	10,103	12,508
Total deferred taxes	1,313,233	1,598,532	2,319,078
Net deferred tax liabilities	$1,284,590	$1,569,851	$2,242,298

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate to income before income taxes as a result of the following:

	2002	2003	2004
Income tax benefit at the 34% statutory federal income tax rate	$167,176	$448,889	$1,301,663
State and local income taxes, net of federal income tax benefit	18,292	52,811	153,137
Permanent (primarily meals and entertainment) and other	82,792	71,119	198,903
	$268,260	$572,819	$1,653,703

Thornton Drilling Company
Notes to financial statements  — (continued)
December 31, 2002, 2003 and 2004

Income taxes paid by the Company for the years ended December 31, 2002, 2003, and 2004 were $353,073 $270,000, and $98,248, respectively. Income tax expense for the periods ended March 31, 2005 and 2004 were based upon the effective tax rate for the respective annual periods.

6. Accrued Expenses and Other Liabilities

A detail of accrued expenses and other liabilities is as follows:

	2003	2004
Accrued payroll related	$531,137	$271,148
Accrued workers' compensation	338,479	56,082
Other	105,869	77,816
	$975,485	$405,046

7. Long-Term Obligations

On August 8, 2003, the Company entered into an agreement with a bank to provide a line of credit facility totaling $500,300. The line of credit bears interest at the Prime Rate (4.00% and 5.25% at December 31, 2003 and 2004, respectively) plus 51 basis points and matured August 8, 2004. This revolving loan facility was guaranteed by the Company's owner and was secured by substantially all assets of the Company. The Company entered into a new line of credit agreement on September 7, 2004 for $750,000, which matures September 15, 2005 and includes similar terms to the August 8, 2003 agreement. As of December 31, 2003 and 2004, the line of credit balance outstanding was approximately $422,000 and $171,000, respectively. The line of credit was paid off in the second quarter of 2005 in association with the Company being acquired (Note 9).

The Company has entered into various equipment-specific financing agreements with several third party financing institutions. The terms of these agreements vary but the majority of these financing agreements are for 60 months with interest rates ranging from 5.25% to 9.5%. The majority of the financing agreements are guaranteed by the Company's owner and are secured by substantially all assets of the Company. The agreements have traditional covenants that require compliance, including a change of control default provisions. The following is a schedule, by year, of the future debt payments under these agreements as of December 31, 2004:

Thornton Drilling Company
Notes to financial statements  — (continued)
December 31, 2002, 2003 and 2004

Year ended December 31, 2004:
2005	$1,815,005
2006	1,258,039
2007	1,077,243
2008	881,295
2009	127,285
Total debt payments	5,158,867
Less current portion of such obligations	1,815,005
Long-term portion of obligations	$3,343,862

8. Employee Benefit Plan

The Company has a profit sharing plan (the plan) covering substantially all of its employees. Company contributions to the plan are discretionary. During the year end December 31, 2003, $80,000 was contributed to the plan. Contributions were not made for any other period presented.

9. Disposition of the Business

On March 31, 2005, the sole shareholder of the Company entered into a stock purchase agreement to sell the Company for approximately $29,000,000. As part of the transaction, the acquiring company paid off all existing debt obligations and distributed certain property to the former owner, which was treated as a dividend. The transaction is subject to a final working capital adjustment. The accompanying financial statements have been prepared on a historical basis and do not give consideration to the preliminary terms of the transaction.

10. Subsequent Event

Subsequent to December 31, 2004 a fatality occurred at a drilling site resulting in a lawsuit filed by the family of the deceased. Management of the Company together with their legal counsel believe the liability will not result in a material loss to the Company.

8,823,530 shares

Common stock

Prospectus

JPMorgan	Jefferies
Sole book-running lead manager	Joint-lead manager
Bear, Stearns & Co. Inc.	RBC Capital Markets

                    ,    2005

Until         , 2005 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

All capitalized terms used and not defined in Part II of this registration statement shall have the meanings assigned to them in the prospectus which forms a part of this registration statement.

Item 13.    Other expenses of issuance and distribution.

The following is a statement of estimated expenses incurred by Union in connection with the issuance and distribution of the common stock being registered pursuant to this registration statement, other than underwriting discounts and commissions.

Amount
Securities Act registration fee	$17,655
NASD filing fee	15,500
Blue sky qualification fees and expenses	5,000
Printing and engraving fees and expenses	300,000
Legal fees and expenses	500,000
Accounting fees and expenses	1,000,000
Transfer agent and registrar fees and expenses	25,000
Nasdaq National Market listing fee	125,000
Miscellaneous	549,345
Total	$2,537,500

All of the foregoing estimated costs, expenses and fees will be borne by Union.

Item 14.    Indemnification of directors and officers.

Delaware General Corporation Law

Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(e) of the DGCL provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Section 145(f) of the DGCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

Restated certificate of incorporation

Article SIXTH of the Amended and Restated Certificate of Incorporation of Union (the "Certificate"), a copy of which is filed as Exhibit 3.1 to this registration statement, provides as follows:

"A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (3) under Section 174 of Delaware Law, as the same exists or as such provision may hereafter be amended, supplemented or replaced, or (4) for any transaction from which the director derived an improper personal benefit. Any repeal or amendment of this Article SIXTH shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation arising from an act or omission occurring prior to the time of such repeal or amendment. In addition to the circumstances in which a director of the Corporation is not personally liable as set forth in the foregoing provisions of this Article SIXTH, a director shall not be liable to the Corporation or its stockholders to such further extent as permitted by any law hereafter enacted, including without limitation any subsequent amendment to Delaware Law."

Article SEVENTH of the Certificate provides as follows:

"The Corporation shall indemnify to the fullest extent permitted under Delaware Law any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact that he or she (1) is or was a director or officer of the Corporation or (2) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, association, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, entity or organization. Such right shall be a contract right and as such shall run to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article SEVENTH is in effect. Any repeal or amendment of this Article SEVENTH shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article SEVENTH. Such right shall include the right to be paid by the Corporation expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under Delaware Law. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within 30 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and, if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification is not permitted under Delaware Law, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors or any committee thereof or independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its Board of Directors or any committee thereof, independent legal counsel or stockholders) that such indemnification is not permissible shall be a defense to the action or create a presumption that such indemnification is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators and personal representatives. The rights conferred above shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, bylaw, resolution of stockholders or directors, agreement or otherwise.

The Corporation may additionally indemnify, to the fullest extent permitted by law, any employee or agent of the Corporation who is not a director or officer of the Corporation in respect of service to the Corporation or to another entity at the request of the Corporation to the extent that the Board of Directors at any time designates any such person as entitled to the benefits of this Article SEVENTH.

As used herein, the term "proceeding" means any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding.

The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under Delaware Law."

Restated bylaws

Section 6.07 of the Amended and Restated Bylaws of Union (the "Bylaws"), a copy of which is filed as Exhibit 3.2 to this registration statement provides as follows:

"Each person who at any time shall serve or shall have served as a director or officer of the Corporation (including any predecessor of the Corporation), or any person who while a director or officer of the Corporation is or was serving at the written request of the Corporation (in accordance with written procedures adopted from time to time by the Board of Directors) as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, shall be entitled to (a) indemnification and (b) the advancement of expenses incurred by such person from the Corporation as, and to the fullest extent, permitted by Section 145 of Delaware Law or any successor statutory provision, as from time to time amended. The foregoing right of indemnification and to the advancement of expenses shall not be deemed exclusive of any other rights to which those to be indemnified may be entitled as a matter of law or under any agreement, vote of stockholders or disinterested directors of the Corporation, or other arrangement.

The Corporation may additionally indemnify, to the fullest extent permitted by law, any employee or agent of the Corporation who is not a director or officer of the Corporation in respect of service to the Corporation or to another entity at the request of the Corporation to the extent that the Board of Directors at any time designates any such person as entitled to the benefits of this Section 6.07.

The Corporation may purchase and maintain insurance or another arrangement on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the written request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against and incurred by such person in such capacity or arising out of such person's status in such capacity, whether or not the Corporation would have the power to indemnify such person against that liability under this Section 6.07 or Delaware Law."

Indemnification agreements

Union has entered into Indemnification Agreements (the "Indemnification Agreements") with its directors (the "Indemnitees"), a form of which is filed as an exhibit to the registration statement. Under the terms of the Indemnification Agreements, Union has generally agreed to indemnify, and advance expenses to, each Indemnitee to the fullest extent permitted by applicable law on the date of such agreements and to such greater extent as applicable law may thereafter permit. In addition, the Indemnification Agreements contain specific provisions pursuant to which Union has agreed to indemnify each Indemnitee if such person is, by reason of his or her status as a director, officer, employee or other agent of Union or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise with which such person was serving at the request of Union, made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, arbitrational, administrative or investigative, including an action by or in the right of Union.

Furthermore, under the terms of the Indemnification Agreements, Union has agreed to pay all expenses incurred by an Indemnitee in connection with any proceeding, in advance of the final disposition of such proceeding, promptly following request therefor and upon receipt of an undertaking by or on behalf of such Indemnitee to repay Union for any expenses so advanced if it shall ultimately be determined that he or she is not entitled to be indemnified by Union against such expenses.

Underwriting agreement

The Underwriting Agreement, the form of which is filed as an exhibit to the registration statement, provides for the indemnification of the directors and officers of Union against certain liabilities, including liabilities arising under the Securities Act.

The above discussion of the Certificate, Bylaws, Underwriting Agreement, Indemnification Agreements and Section 145 of the DGCL is not intended to be exhaustive and is respectively qualified in its entirety by the Certificate, Bylaws, Underwriting Agreement, Indemnification Agreements and such statute.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15.    Recent sales of unregistered securities.

The following information relates to securities of Union issued or sold within the past three years that were not registered under the Securities Act:

On April 1, 2005, Union sold an aggregate of 2,771,145 shares of its common stock to Steven A. Webster, Wolf Marine S.A. and William R. Ziegler, each of whom was already an indirect investor in Union, for an aggregate purchase price of $20,000,008 ($7.22 per share) in a private placement meeting the requirements of Rule 506 under the Securities Act. Also on April 1, 2005, Union sold 292,509 shares of its common stock to Richard Thornton, the sole shareholder of Thornton Drilling Company, for a purchase price of $1,999,998 ($6.84 per share) in a separate private placement meeting the requirements of Rule 506 under the Securities Act. Mr. Thornton used a portion of the purchase price paid by Union for Thornton Drilling Company, which acquisition also closed on April 1, 2005, to fund his purchase of Union common stock. These share numbers and price per share numbers reflect a subsequent stock dividend of 1.6325872 shares for each outstanding share of common stock of Union.

Each of the above-described offerings of securities of Union were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof as transactions not involving a public offering.

Item 16.    Exhibits and financial statement schedules.

(a)    Exhibits

Exhibit Number		Description
1.1*	—	Form of Underwriting Agreement.
3.1*	—	Form of Amended and Restated Certificate of Incorporation of Union.
3.2*	—	Form of Amended and Restated Bylaws of Union.
4.1*	—	Specimen Stock Certificate for the common stock, par value $0.01 per share, of Union.
5.1*	—	Opinion of Satterlee Stephens Burke & Burke LLP regarding legality of securities being registered.
10.1*	—	Amended and Restated 2000 Stock Option Plan of Union.
10.2*	—	Form of stock option agreements under the Amended and Restated 2000 Stock Option Plan.
10.3*	—	Stock Option Plan and Agreement, dated May 13, 1999, by and between Union and Christopher Strong.
10.4*	—	2005 Stock Option Plan of Union.
10.5*	—	Form of stock option agreements under the 2005 Stock Option Plan.
10.6*	—	Form of Shareholders Agreement by and among Union and certain of its direct and indirect shareholders.
10.7*	—	Revolving Credit and Security Agreement, dated March 31, 2005, between Union the lenders signatory thereto and PNC Bank, as agent for the lenders, together with the First Amendment dated April 19, 2005.

Exhibit Number		Description
10.8*	—	Stock Purchase Agreement, dated as of March 31, 2005, by and between Union and Richard Thornton, the sole shareholder of Thornton Drilling Company.
10.9*	—	Registration Rights Agreement, dated as of March 31, 2005, between Union and Richard Thornton.
10.10*	—	Employment Agreement, dated as of March 31, 2005, between Union and Richard Thornton.
10.11*	—	Stock Purchase Agreement, dated as of March 31, 2005, by and between Union, Steven A. Webster, Wolf Marine S.A. and William R. Ziegler
10.12	—	Option and Asset Purchase and Sale Agreement dated as of February 28, 2005 between Thornton Drilling Company and SPA Drilling, LP; Amendment No. 1 to Purchase and Sale Agreement between Thornton Drilling Company and SPA Drilling, LP; and Assignment and Assumption Agreement between Thornton Drilling Company and Union Drilling Texas, LP.
10.13*	—	Asset Purchase Agreement, dated May 31, 2005, between C and L Services, LP and Union Drilling Texas, LP.
10.14*	—	Forms of Indemnification Agreement with Union directors and certain of its officers.
10.15*	—	Second Amendment, dated August 15, 2005, to the Revolving Credit and Security Agreement between Union, the lenders signatory thereto and PNC Bank, as agent for the lenders.
10.16*	—	Asset Purchase Agreement, dated August 12, 2005, between C and L Services, LP and Union Drilling Texas, LP.
10.17*	—	Third Amendment, dated October 5, 2005, to the Revolving Credit and Security Agreement between Union, the lenders signatory thereto and PNC Bank, as agent for the lenders.
10.18	—	Option to purchase drilling rigs from National Oilwell Varco.
21.1*	—	List of Subsidiaries.
23.1	—	Consent of Ernst & Young LLP.
23.2	—	Consent of Satterlee Stephens Burke & Burke LLP (included in the opinion filed as Exhibit 5.1 to this registration statement).
24.1	—	Powers of Attorney (included in the signature page of this registration statement).

*	Previously filed

(b)    Financial statement schedules

None.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned Registrant also hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bridgeville, Commonwealth of Pennsylvania, on November 7, 2005.

UNION DRILLING, INC.

By: /s/ CHRISTOPHER D. STRONG Christopher D. Strong, President and CEO

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of Union Drilling, Inc., a Delaware corporation, which is filing a registration statement on Form S-1 with the Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), hereby constitutes and appoints Christopher D. Strong and Dan Steigerwald, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, and in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this registration statement, with all exhibits thereto, and other documents in connection therewith, and (ii) a registration statement, and any and all amendments thereto, relating to the offering covered hereby filed pursuant to Rule 462(b) under the Securities Act, with the Securities and Exchange Commission, it being understood that said attorneys-in-fact and agents, and each of them, shall have full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person and that each of the undersigned hereby ratifies and confirms all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHRISTOPHER D. STRONG	President and Chief Executive Officer (principal executive officer)	November 7, 2005

Christopher D. Strong

/s/ DAN E. STEIGERWALD	Vice President and Chief Financial Officer (principal financial and accounting officer)	November 7, 2005

Dan E. Steigerwald

*	Chairman of the Board (non-executive)	November 7, 2005

Thomas H. O'Neill, Jr.

*	Vice Chairman of the Board (non-executive)	November 7, 2005

W. Henry Harmon

*	Vice Chairman of the Board (non-executive)	November 7, 2005

William R. Ziegler

*	Director	November 7, 2005

Howard I. Hoffen

Signature	Title	Date

*	Director	November 7, 2005

Gregory D. Myers

*	Director	November 7, 2005

John J. Moon

*by:   /s/ CHRISTOPHER D. STRONG

            Christopher D. Strong
            Attorney-in-fact